

Notice of
2018 Annual Shareholders' Meeting





Wednesday, May 30, 2018

John Q. Hammons Center
Rogers, Arkansas





Our Belief S

Since Sam Walton founded our company, it always has been a values-based, ethically led organization. Our beliefs and values guide our decisions and our leadership.

Act with iNtegrit y

We act with the highest level of integrity by being honest, fair and objective, while operating in compliance with all laws and our policies.

r eSpec t for the individual

We value every associate, own the work we do, and communicate by listening and sharing ideas.

Ser vice to our c ustomers

We're here to serve customers, support each other, and give to our local communities.

Striving for excelle Nce

We work as a team and model positive examples while we innovate and improve every day.

Dear f ellow Shareholders:

We are pleased to invite you to attend Walmart's 2018 Annual Shareholders' Meeting on May 30, 2018 at 10:00 a.m. c entral t ime, and to our Associates/Shareholders c elebration event on June 1, 2018 at 8:00 a.m. c entral t ime. if you plan to attend either or both of these events, please see pages 95-96 for admission requirements. f or those unable to join in person, both events will be webcast at *http://stock.walmart.com.*

f rom Our c hairman

In fiscal 2018,   e continued to accelerate our transformation, guided by four key objectives:

- Make every day easier for busy families;
- Change how we work;
- Deliver results and operate with discipline; and
- Be the most trusted retailer.

We made significa   t progress on all four fronts this past year. We're continuing to accelerate innovation and leverage technology to save our customers both money and time. We've continued to invest in our associates' pay, benefit , tools, and training, which results in a better experience for our customers. We've lowered prices and reduced inventory in stores. And we are engaging in the communities we serve to create shared value. Your Board continues to play a key role in overseeing our ongoing transformation.

We are committed to thoughtful Board succession planning, and have added six new directors in the past fi e years. This refreshment has resulted in a Board with a broad mix of skills and diversity in backgrounds and perspectives. I fi mly believe that your Board is a strategic asset for Walmart, and I'm excited about the future.

Thank you for your investment in Walmart and your continued support. I look forward to seeing many of you at our Annual Shareholders' Meeting or our celebration for Associates and Shareholders. Regardless of whether you are able to attend our Annual Shareholders' Meeting in person, your vote is important and I encourage you to vote as described on page 96.



Sincerely,

g regory B. penner
Chairman

f rom Our l ead independent Director

As Walmart continues its transformation to better serve our customers seamlessly, we are committed to continuously enhancing our Board governance to align with our strategy. We've brought fresh and diverse perspectives to the Board by recruiting new independent directors with strong backgrounds in technology, eCommerce, and finan e and accounting. We've also engaged a third-party consulting fi m to help us further develop our long-term Board succession plan and a pipeline of future director candidates. And we recently amended our bylaws to adopt a proxy access provision.

Our Compensation and Management Development Committee is committed to ensuring that our compensation program continues to support the transformation of our business. To this end, we made important changes to our executive compensation program, which you can read about in the CD&A beginning on page 39. These changes were informed by our ongoing and extensive engagement with our institutional shareholders, whose views are always important to us. This past year, we engaged with shareholders representing approximately 450 million shares to hear their perspectives on our strategy, governance, compensation, and other topics.

After 12 years of service, I will now be retiring from the Board at our upcoming 2018 Annual Shareholders' Meeting in accordance with our term limits. It has been a privilege to serve this great company and you, our shareholders. I am confide   t that I leave your company in great hands to win the future of retail.



Sincerely,

Dr. James i. c ash, Jr.
Lead Independent Director













Notice of 2018 Annual Shareholders' Meeting

How to cast your vote (pAge 96)

iNter Net
www.proxyvote.com

c All
1-800-690-6903

MOBile Device
Scan the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form

MAil
Mail your signed proxy card or voting instruction form

iN per SON
Wednesday, May 30, 2018
10:00 a.m., Central Time
John Q. Hammons Center
3303 S. Pinnacle Hills Parkway
Rogers, AR 72758

items of Business

	Board r ecommendation	r eference page
1. To elect as directors the 11 nominees identified in this p oxy statement;	f Or	10
2. To vote on a non-binding, advisory resolution to approve the compensation of Walmart's named executive officers;	f Or	38
3. To ratify the appointment of Ernst & Young LLP as the company's independent accountants for the fiscal ear ending January 31, 2019;	f Or	82
4. To vote on the 2 shareholder proposals described in the accompanying proxy statement, if properly presented at the meeting; and	**Ag AiNSt** each Shareholder Proposal	87
5. To transact any other business properly brought before the 2018 Annual Shareholders' Meeting.		101

Annual Shareholders' Meeting

Wednesday, May 30, 2018

10:00 a.m., Central Time

John Q. Hammons Center
3303 S. Pinnacle Hills Parkway
Rogers, Arkansas 72758

Associate/Shareholder c elebration

f riday, June 1, 2018

8:00 a.m., Central Time

Bud Walton Arena
University of Arkansas Campus
Fayetteville, Arkansas 72701

How to Attend the Meeting

2018 Annual Shareholders' Meeting

If you plan to attend the 2018 Annual Shareholders' Meeting in person, please see pages 95-96 for admission requirements.

2018 Associate/Shareholder c elebration

If you plan to attend the 2018 Associate/ Shareholder Celebration, please see pages 95-96 for admission requirements.

The record date for the meeting is April 6, 2018. This means that you are entitled to receive notice of the meeting and vote your Shares at the meeting if you were a shareholder of record as of the close of business on April 6, 2018.

April 20, 2018

By Order of the Board of Directors,

r achel Brand
Executive Vice President, Global Governance and Corporate Secretary

The proxy statement and our Annual Report to Shareholders for the fiscal year ended January 31, 2018, are available in the "Investors" section of our corporate website at *http://stock.walmart.com/annual-reports*.

table of contents

proxy Summary

Annual Shareholders' Meeting

Wednesday, May 30, 2018
10:00 a.m., central time

John Q. Hammons Center
3303 S. Pinnacle Hills Parkway
Rogers, Arkansas 72758

You have received these proxy materials because the Board is soliciting your proxy to vote your Shares at the 2018 Annual Shareholders' Meeting. This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references ("XX") are supplied to help you find further information in this proxy statement. Please refer to the Table of Abbreviations on page 102 for the meaning of certain terms used in this summary and the rest of this proxy statement. This proxy statement and the related proxy materials were first released to shareholders and made available on the internet on April 20, 2018.

If you are unable to attend in person, you can view a live webcast of the 2018 Annual Shareholders' Meeting at *http://stock.walmart.com*.

items of Business	Board recommendation	ref. pages
1. To elect as directors the 11 nominees identified in this proxy statement;	f Or	10
2. To vote on a non-binding, advisory resolution to approve the compensation of Walmart's named executive officers;	f Or	38
3. To ratify the appointment of Ernst & Young LLP as the company's independent accountants for the fiscal ear ending January 31, 2019; and	f Or	82
4. To vote on the 2 shareholder proposals described in the accompanying proxy statement, if properly presented at the meeting.	Ag AiNSt each Shareholder Proposal	87

In addition, shareholders may be asked to consider and vote on any other business properly brought before the meeting.

Board Nominee Overview

Our Board nominees bring a variety of backgrounds, qualific tions, skills and experiences that contribute to a well-rounded Board uniquely positioned to effectively guide our strategy and oversee our operations in a rapidly evolving retail industry.



7 of **11** nominees are **independent**

3 of our nominees are **female**

0-3 yeAr S   4-6 yeAr S   7-10 yeAr S   +10 yeAr S

BOARD NOMINEE TENURE



+10 years — 1
7-10 years — 2
0-3 years — 4
4-6 years — 4

Board Nominee Tenure Median: **4.6 years**

Board Nominee Tenure Average: **7.4 years**

BOARD NOMINEE AGE



70-75 — 2
60-69 — 1
< 50 — 4
50-59 — 4

Board Nominee Age Median: **51 years**

Board Nominee Age Average: **53 years**

Highly Engaged Board

- Actively involved in Walmart's strategy
- 97% overall attendance rate at Board and committee meetings
- 28 committee meetings during fiscal 201

Thoughtful Board Refreshment

- 12-year term limit for Independent Directors
- 6 new Directors in the last 5 years
- Restructured Board committees to promote effectiveness
- Ongoing Board succession planning

Skills and Experience



11 board nominees have **global or international business** experience

10 have **senior leadership** experience

6 have **finan e, accounting or financia reporting** experience

5 have **retail** experience

5 have **regulatory, legal, or risk management** experience

3 have **marketing or brand management** experience

6 new **directors** in 5 years

4 have **technology or ec ommerce** experience

Our Director Nominees

7 of our 11 Board nominees are independent, all members of the Audit Committee, the CMDC, and the NGC are independent, and our key committee chairs are independent. Our Board has separated the roles of Chairman and CEO, and we have a robust Lead Independent Director role. Despite their significa t Share ownership, only three members of the Walton family are Board members.

🟠 Chair   🔵 Member

Name/Age	experience	Director Since	principal Occupation	independent	Other pubic company Boards	Key committee Membership				
						Audit	compensation & Management Development	Nominating & governance	Strategic planning & finance	technology & ecommerce
Steve easterbrook (50)	• Senior Leadership • Brand Management • Global/International • Retail • Finance/Accounting	Nominee	CEO, McDonald's Corporation	🔵	1					
tim flynn (61)	• Senior Leadership • Global/International • Finance/Accounting • Regulatory/Legal	2012	Retired Chairman and CEO, KPMG	🔵	3	🟠			🔵	
Sarah friar (45)	• Senior Leadership • Global/International • Finance/Accounting • Technology/eCommerce	2018	CFO, Square, Inc.	🔵	1	🔵			🔵	
carla Harris (55)	• Senior Leadership • Global/International • Finance/Accounting • Regulatory/Legal	2017	Vice Chairman, Wealth Management, Managing Director and Head of Multicultural Client Strategy, Morgan Stanley	🔵	0		🔵		🔵	
tom Horton (56)	• Senior Leadership • Global/International • Finance/Accounting • Regulatory/Legal	2014	Senior Advisor, Warburg Pincus LLC, and retired Chairman and CEO, AMR Corporation	🔵	1	🔵		🔵	🟠	
Marissa Mayer (42)	• Senior Leadership • Global/International • Technology/eCommerce • Marketing/Brand Management	2012	Co-founder, Lumi Labs, Inc. and Former President and CEO, Yahoo! Inc.	🔵	0		🔵			🔵
Doug McMillon (51)	• Senior Leadership • Retail • Global/International • Technology/eCommerce	2013	President and CEO, Walmart		0					
greg penner (48) (Board Chairman)	• Senior Leadership • Retail • Global/International • Technology/eCommerce • Finance/Accounting	2008	Chairman, Walmart and Partner, Madrone Capital Partners		0					
Steve reinemund (70)	• Senior Leadership • Global/International • Marketing/Brand Management	2010	Retired Dean of Business, Wake Forest University, and retired Chairman and CEO, PepsiCo., Inc.	🔵	2		🟠	🔵		🔵
rob Walton (73)	• Senior Leadership • Retail • Global/International • Regulatory/Legal	1978	Retired Chairman, Walmart		0				🔵	
Steuart Walton (36)	• Retail • Global/International • Regulatory/Legal	2016	Founder and Chair, RZC Investments		0				🔵	

Corporate Governance Highlights

(PAGES 20-37)

- Majority Independent Board
- Separate Chair and CEO
- Lead Independent Director
- Robust Board Evaluations
- Extensive Shareholder Engagement
- Proxy Access
- Shareholder Right to Call Special Meetings
- Independent Key Committee Chairs
- No Poison Pill
- No Supermajority Voting Requirements
- Board Oversight of Political and Social Engagement
- Annual Election of All Directors
- Majority Voting for Director Elections
- Board-Level Risk Oversight
- Commitment to Board Refreshment and Succession Planning
- Focus on Succession Planning
- Board Oversight of Company Strategy
- Robust Stock Ownership Guidelines
- No Hedging and Restrictions on Pledging
- No Employment Agreements with Executives
- No Change-in-Control Provisions

Compensation Aligned with Performance

(PAGES 39-64)

Our executive compensation program is heavily based on performance and aligned with our strategy. More than 75% of our CEO's fiscal 2018 total direct compensation was based on metrics related to operating income, sales, and ROI, which are aligned with our strategy and important indicators of retail performance. The chart below illustrates the alignment between our CEO's realized pay and TSR over the last three fiscal years:

CEO Realized Pay



(1) Realized pay includes base salary, annual incentive earned for the fiscal year shown, restricted stock vested in the fiscal year shown, and performance equity with a performance period ending during the fiscal year shown. Restricted stock and performance equity is valued using the closing price of Walmart stock on the last trading day prior to the vesting date.

(2) TSR illustrates the total shareholder return on Walmart common stock during the three fiscal years ending January 31, 2018, assuming $100 was invested on the first day of fiscal 2016 and assuming reinvestment of all dividends.

Proposal No. 1 Election of Directors

Director Skills Criteria and Qualifications

What am I voting on?

You are voting to elect each nominee named below as a director of the company for a one-year term. If you return your proxy, your proxy holder will vote your Shares FOR the election of each Board nominee named below unless you instruct otherwise. If the shareholders elect all the director nominees named in this proxy statement at the 2018 Annual Shareholders' Meeting, Walmart will have 11 directors. Each director nominee named in this proxy statement has consented to act as a director of Walmart if elected. If a nominee becomes unwilling or unable to serve as a director, your proxy holder will have the authority to vote your Shares for any substitute candidate nominated by the Board, or the Board may decrease the size of the Board.

What qualifications do the Nominating and Governance Committee and the Board consider when selecting candidates for nomination?

At Walmart, we believe an effective Board should be made up of individuals who collectively provide an appropriate balance of distinguished leadership, diverse perspectives, strategic skill sets, and professional experience relevant to our business and strategic objectives.

The Nominating and Governance Committee (NGC) selects potential candidates on the basis of: outstanding achievement in their professional careers; broad experience and wisdom; personal and professional integrity; ability to make independent, analytical inquiries; experience and understanding of the business environment; willingness and ability to devote adequate time to Board duties; and such other experience, attributes, and skills that the NGC determines qualify candidates for service on the Board.

The NGC also considers whether a potential candidate satisfies the independence and other requirements for service on the Board and its committees, as set forth in the NYSE Listed Company Rules and the SEC's rules. Additional information regarding qualifications for service on the Board and the nomination process for director candidates is set forth in the NGC's charter and our Corporate Governance Guidelines, which are available on the Corporate Governance page of our website at *http://stock.walmart.com/investors/corporate-governance/governance-documents*.

Director Skills Criteria:

Walmart is moving with speed to better serve our customers and pursue our key objectives of making every day easier for busy families, changing how we work, delivering results and operating with discipline, and being the most trusted retailer. Depending on the current composition of the Board and Board committees and expected future turnover on our Board, the NGC generally seeks director candidates with experience, skills, or background in one or more of the following areas:

St RAt Egy		go v ERNANCE	LEADERSHIP	DIv ERSIt y
 Retail	 Global or International	 Regulatory, Legal, or Risk Management	 Senior Leadership	 Diversity
 Technology or eCommerce	 Marketing or Brand Management	 Finance, Accounting, or Financial Reporting		

Strategy

 **Retail Experience**
As the world's largest retailer, we seek directors who possess an understanding of financia , operational, and strategic issues facing large retail companies.

 **t echnology or eCommerce Experience**
In order to deliver on our strategy to be the firs retailer to offer customers a seamless shopping experience at scale, we seek directors who can provide advice and guidance based on their experiences in eCommerce or related industries such as digital, mobile, or consumer internet.

 **g lobal or International Business Experience**
As a global organization, directors with broad international exposure provide useful business and cultural perspectives, and we seek directors with experience at multinational companies or in international markets.

 **Marketing or Brand Management Experience**
Directors with relevant experience in consumer marketing or brand management, especially on a global basis, provide important insights to our Board.

Leadership

 **Senior Leadership Experience**
Directors who have served in relevant senior leadership positions bring unique experience and perspective. We seek directors who have demonstrated expertise in governance, strategy, development, and execution.

g overnance

 **Finance, Accounting, or Financial Reporting Experience**
We value an understanding of finan e and financial reporting processes because of the importance our company places on accurate financial eporting and robust financial ontrols and compliance. We also seek to have multiple directors who qualify as audit committee financial xperts.

 **Regulatory, Legal, or Risk Management Experience**
Our company's business requires compliance with a variety of regulatory requirements across a number of federal, state, and international jurisdictions. Our Board values the insights of directors who have experience advising or working at companies in regulated industries, and it benefits f om the perspectives of directors with governmental, public policy, legal, and risk management experience and expertise.

Diversity

 **Board Diversity**
Diversity and inclusion are values embedded in our culture and fundamental to our business. We believe that a board comprised of directors with diverse backgrounds, experiences, and perspectives improves the dialogue and decision-making in the board room and contributes to overall Board effectiveness. The Board assesses the effectiveness of its approach to Board diversity as part of the Board and committee evaluation process.

Summary of Director Nominee Qualifications and Experience

The chart below identifies the balance of skills and qualifications each director nominee brings to the Board. The fact that a particular skill or qualification is not designated does not mean the director nominee does not possess that particular attribute. Rather, the skills and qualifications noted below are those reviewed by the NGC and the Board in making nomination decisions and as part of the Board succession planning process. We believe the combination of the skills and qualifications shown below demonstrates how our Board is well positioned to provide effective oversight and strategic advice to our management.

Director Nominee	Leadership	Strategy				governance	
	Senior Leadership	Retail	global or International Business	technology or eCommerce	Marketing or Brand Management	Finance, Accounting, or Financial Reporting	Regulatory, Legal, or Risk Management
Steve Easterbrook	●	●	●		●	●	
tim Flynn	●		●			●	●
Sarah Friar	●		●	●		●	
Carla Harris	●		●			●	●
tom Horton	●		●			●	●
Marissa Mayer	●		●	●	●		
Doug McMillon	●	●	●	●			
greg Penner	●	●	●	●		●	
Steve Reinemund	●		●		●		
Rob Walton	●	●	●				●
Steuart Walton		●	●				●
totAL	10	5	11	4	3	6	5

Director Nominees for 2018

Who are the 2018 director nominees?

Based on the recommendation of the NGC, the Board has nominated the following candidates for election as directors at the 2018 Annual Shareholders' Meeting. The information provided below includes, for each nominee, his or her age, principal occupation and employment during the past fi e years, the year in which he or she first became a di ector of Walmart, each Board committee on which he or she currently serves, whether he or she is independent, and directorships of other public companies held by each nominee during the past fi e years.

FoR   The Board recommends that shareholders vote FOR each of the nominees named below for election to the Board.

Stephen J. Easterbrook

Independent Nominee

Joined the Board: **Nominee**	Board Committees	Other Current Public Company Directorships
Age: **50**	• **N/A**	**McDonald's Corporation**

Mr. Easterbrook has been the President and CEO and a member of the board of directors of McDonald's Corporation since March 2015. Prior to this appointment, he served in various senior leadership positions with McDonald's including as Senior Executive Vice President and Global Chief Brand Officer from June 2013 to February 2015. From September 2012 through May 2013, Mr. Easterbrook served as the Chief Executive Officer of Wagamama Limited, a Japanese-inspired restaurant chain, and from September 2011 to September 2012, he served as the Chief Executive Officer of PizzaExpress Limited, a casual dining company in the United Kingdom. From December 2010 to September 2011, he held the position of President, McDonald's Europe. Prior to that, Mr. Easterbrook served in a number of roles with McDonald's over the course of 18 years having joined McDonald's as a financial reporting manager in London in 1993. He is a Chartered Accountant and serves as a Visiting Fellow at Oxford University Centre for Corporate Reputation. He also serves on the board of directors of Catalyst Inc., a global nonprofit organization that promotes inclusive workplaces for women, and on the board of trustees for Ronald McDonald House Charities.

SKILLS AND QUALIFICAt Io NS



Mr. Easterbrook brings broad expertise in **marketing and brand management** developed during more than 20 years of experience with the world's largest restaurant company with **retail** locations in 100 countries and more than 25 years of service in the restaurant industry.

Our board would benefit from the valuable insights and perspective Mr. Easterbrook has developed during his extensive career with a large **global** company with restaurant locations in over 100 countries.

Mr. Easterbrook's experiences in **executive leadership** positions at McDonald's and his expertise as a **Chartered Accountant** would bring valuable and broad perspective and insights to the Board.



t imothy P. Flynn
Independent Director

Joined the Board: **2012**

Age: **61**

Board Committees
- **Audit (Chair)**
- **SPFC**

Other Current Public
Company Directorships

JPMorgan Chase & Co.
Alcoa Corporation
UnitedHealth g roup Incorporated

Mr. Flynn was the Chairman of KPMG International ("KPMG"), a global professional services organization that provides audit, tax, and advisory services, from 2007 until his retirement in October 2011. From 2005 until 2010, he served as Chairman and from 2005 to 2008 as CEO of KPMG LLP in the U.S., the largest individual member fi m of KPMG. Prior to serving as Chairman and CEO of KPMG LLP, Mr. Flynn was Vice Chairman, Audit and Risk Advisory Services, with operating responsibility for Audit, Risk Advisory and Financial Advisory Services practices. Mr. Flynn joined the boards of Alcoa Corporation in November 2016 and UnitedHealth Group

Incorporated in January 2017. He also has served as a member of the board of directors of JPMorgan Chase & Co. since 2012. He previously served as a member of the board of directors of The Chubb Corporation from September 2013 until its acquisition in January 2016. He previously served as a trustee of the Financial Accounting Standards Board, a member of the World Economic Forum's International Business Council, and a director of the International Integrated Reporting Council. Mr. Flynn graduated from the University of St. Thomas, St. Paul, Minnesota and is a member of the school's board of trustees.

SKILLS AND QUALIFICAt Io NS



Mr. Flynn has more than 32 years of experience in risk management, **financial se vices, financial reporting, and accounting.**

Mr. Flynn also brings extensive experience with issues facing complex, **global** companies, and expertise in **accounting**, auditing, **risk management**, and **regulatory** affairs for such companies.

In addition, Mr. Flynn brings his experiences in **executive leadership** positions at KPMG and his service on the boards of directors of other large public companies.



Sarah J. Friar
Independent Director

Joined the Board: **2018**

Age: **45**

Board Committees
- **Audit**
- **SPFC**

Other Current Public
Company Directorships

New Relic, Inc.

Since July 2012, Ms. Friar has served as the CFO of Square, Inc., a provider of commerce solutions, including managed payments and point-of-sale systems for businesses and mobile financial o erings for consumers. Prior to that she served as the Senior Vice President of Finance & Strategy at Salesforce.com, Inc. from April 2011 to July 2012, and in various positions from 2002 to 2012 at The Goldman Sachs Group, Inc. including as a Managing Director in the Equity Research Division and other various positions where she focused on corporate finan e, mergers and acquisitions, and equity research. She joined The Goldman Sachs Group, Inc. from McKinsey & Company. Ms. Friar has served on the boards of directors of New Relic, Inc.,

a software analytics company, since December 2013, and Slack Technologies, Inc., a business communications platform, since March 2017. She also has served as the vice-chair of the board of Spark Program Inc., a nonprofit ocused on changing the lives of at-risk middle schoolers through mentorship. She previously served on the board of directors of Model N, Inc. from September 2012 until May 2015. Ms. Friar is a Fellow of the inaugural class of the Finance Leaders Fellowship Program and a member of the Aspen Global Leadership Network. Ms. Friar graduated from the University of Oxford with a Master of Engineering in Metallurgy, Economics, and Management and also from Stanford Graduate School of Business with an M.B.A.

SKILLS AND QUALIFICAt Io NS



Ms. Friar brings **financia , accounting**, and **risk management** expertise as the CFO of a multinational publicly-traded company and from her prior experience with a multinational investment banking firm.

The Board benefits from her **leadership** experience as CFO of

a publicly-traded company and other various leadership positions at Salesforce.com and Goldman Sachs.

Ms. Friar brings a **global perspective** gained from her service as CFO with a multinational company that supports customers across a variety of businesses and industries.

The Board benefits from Ms. Friar's perspective regarding **eCommerce** and **information technology** in light of her leadership position with a publicly-traded company that provides managed payments and point-of-sale systems for businesses and mobile financial offerings for consumers.



Carla A. Harris
Independent Director

Joined the Board: **2017**

Age: **55**

Board Committees
- **CMDC**
- **SPFC**

Other Current Public Company Directorships
None

Ms. Harris has served as the Vice Chair, Wealth Management and Head of Multicultural Client Strategy for Morgan Stanley since August 2013, and as Managing Director and Senior Client Advisor since June 2012. In these roles, she is responsible for increasing client connectivity and penetration to enhance revenue generation across the fi m. Ms. Harris joined the mergers and acquisitions team at Morgan Stanley in 1987 and since then has held a number of positions during her tenure. Her experiences at Morgan Stanley range from investment banking, equity capital markets, equity private placements, and initial public offerings in a number of industries such as technology, media, retail, telecommunications, transportation, healthcare, and biotechnology. In August 2013, President Obama appointed Ms. Harris to serve as Chair of the National Women's Business Council. She currently serves on the boards of several non-profit o ganizations including St. Vincent's HealthCare and the Morgan Stanley Foundation.

SKILLS AND QUALIFICAt Io NS



Ms. Harris brings broad-based and valuable insights in **finan e and strategy** gained from more than 30 years of experience at a prominent **global investment banking** firm.

The Board benefits from Ms. Harris' senior **leadership experience** at Morgan Stanley.

The Board values Ms. Harris' extensive work experience in a **regulated industry** and advising clients across a broad range of other regulated industries.



t homas W. Horton
Independent Director*

Joined the Board: **2014**

Age: **56**

Board Committees
- **Audit**
- **Ng C**
- **SPFC (Chair)**

Other Current Public Company Directorships
QUALCo MM Incorporated

Mr. Horton has served as a Senior Advisor at Warburg Pincus LLC, a private equity fi m focused on growth investing, since October 2015. Mr. Horton was the Chairman of American Airlines Group Inc. ("American") from December 2013 to June 2014. He also served in other executive leadership positions at American, including as President from 2010 until his appointment as Chairman and CEO in 2011, during which time he led the company through a successful restructuring and turnaround that culminated in the 2013 merger with US Airways, creating the world's largest airline. From 2006 to 2010, Mr. Horton served as Executive Vice President of Finance and Planning at American. Mr. Horton joined American from AT&T Corporation, where he served in various roles between 2002 and 2005, including as Vice Chairman and as Chief Financial Officer.

While at AT&T, Mr. Horton led the evaluation of strategic alternatives that ultimately led to the combination of AT&T and SBC Communications, Inc. Mr. Horton joined AT&T from American, where he had served in various roles from 1985 until 2002, including as Senior Vice President and Chief Financial Officer. He has served on the board of directors of QUALCOMM Incorporated since 2008. He has been the Presiding Director of QUALCOMM since 2015. Mr. Horton also serves on the executive board of the Cox School of Business at Southern Methodist University.

SKILLS AND QUALIFICAt Io NS



Mr. Horton brings valuable perspective developed from more than 30 years of experience in **finan e, accounting**, auditing, and **risk management**.

Our Board benefits from Mr. Horton's leadership experience in several complex, **international industries.**

In addition, Mr. Horton brings unique insights gained from his **executive leadership** roles at large, **global**, publicly-traded companies.

*The independent directors of the Board have appointed Mr. Horton to serve as our Lead Independent Director effective upon his re-election as a Director at the 2018 Annual Shareholders' Meeting. In this role, Mr. Horton will succeed Dr. James I. Cash, Jr. who is retiring from the Board and is not standing for re-election at the 2018 Annual Shareholders' Meeting.



Marissa A. Mayer

Independent Director

Joined the Board: **2012**

Age: **42**

Board Committees
- **CMDC**
- **teCC**

Other Current Public Company Directorships

None

In March 2018, Ms. Mayer co-founded Lumi Labs Inc., a technology incubator focused on consumer internet technologies. From July 2012 through June 2017, Ms. Mayer served as the President and Chief Executive Officer and a member of the board of directors of Yahoo! Inc. ("Yahoo") (now Altaba Inc.). At Yahoo, she led the internet giant's push to reinvent itself for the mobile era. With a renewed focus on user experience, Ms. Mayer grew Yahoo to serve over 1 billion people worldwide - with over 600 million mobile users - and transformed its advertising approach. Prior to her role at Yahoo, Ms. Mayer spent 13 years at Google Inc. ("Google") where she led various initiatives including Google Search for more than a decade, and other products such as Google Maps, Gmail, and Google News. Ms. Mayer holds a bachelor's degree in symbolic systems and a master's degree in computer science from Stanford University. From March 2013 until October 2016, Ms. Mayer served on the board of directors for AliphCom, which operates as Jawbone. She also serves on the boards of the Stanford Children's Hospital, the San Francisco Museum of Modern Art, the San Francisco Ballet, and the foundation board for the Forum of Young Global Leaders at the World Economic Forum.

SKILLS AND QUALIFICAt Io NS



Ms. Mayer brings extensive expertise and insight into the **technology and consumer internet** industries, and her **senior leadership** experience is demonstrated by her executive role at a prominent consumer internet company and her positions on the boards of several non-profit organizations.

Ms. Mayer brings distinguished experience in internet product development, engineering, and **brand management.**

The Board values Ms. Mayer's insights into **global business** and strategy gained from her experience as the CEO of a global company.



C. Douglas McMillon

President and Chief Executive officer

Joined the Board: **2013**

Age: **51**

Board Committees
- **Executive Committee (Chair)**
- **g CC (Chair)**

Other Current Public Company Directorships

None

Mr. McMillon is the President and CEO of Walmart and has served in that position since February 1, 2014. Prior to this appointment, he held numerous other positions with Walmart, including Executive Vice President, President and CEO, Walmart International, from February 1, 2009 through January 31, 2014, and Executive Vice President, President and CEO, Sam's Club, from August 2005 through January 2009. Mr. McMillon has held a variety of other leadership positions since joining our company more than 25 years ago. Mr. McMillon also serves as a member of the executive committee of the Business Roundtable, and serves as a member of the boards of directors of a number of organizations, including The Consumer Goods Forum, The US-China Business Council, and Crystal Bridges Museum of American Art.

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Mr. McMillon brings years of **executive leadership** experience at our company and extensive expertise in corporate strategy, development, and execution.

In addition, Mr. McMillon brings extensive knowledge and unique experience leading Walmart's **International** segment.

The Board benefits from Mr. McMillon's more than 25 years of **retail experience** and his leadership role developing and executing our strategy to deliver **seamless shopping** at scale.



gregory B. Penner*

Chairman

Joined the Board: **2008**

Age: **48**

Board Committees
- **Executive Committee**
- **gCC**

Other Current Public Company Directorships
None

Mr. Penner was appointed as Chairman of the Board in June 2015, after serving as Vice Chairman of the Board from June 2014 to June 2015. He has been a General Partner of Madrone Capital Partners, LLC, an investment management fi m, since 2005. From 2002 to 2005, he served as Walmart's Senior Vice President and CFO – Japan, and before serving in that role, Mr. Penner was the Senior Vice President of Finance and Strategy for Walmart.com from 2001 to 2002. Prior to working for Walmart, Mr. Penner was a General Partner at Peninsula Capital, an early stage venture capital fund, and a financial anal st for Goldman, Sachs & Co. Mr. Penner served as a member of the board of directors of Baidu, Inc. from May 2004 until February 2017, and he previously served on the boards of Hyatt Hotels Corporation; eHarmony, Inc.; Castleton Commodities International, LLC; 99Bill Corporation; and Cuil, Inc.

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Mr. Penner brings expertise in strategic planning, **finan e**, and investment matters, including prior experience as a CFO in our company's operations in Japan, and his service on the boards of directors of public and private companies in a variety of industries.

The Board benefits from Mr. Penner's **retail** experiences with our company's operations in Japan and at Walmart.com, as well as his **leadership** service as our non-executive Chairman.

In addition, Mr. Penner has broad knowledge of **international business**, particularly in Japan and China.

Mr. Penner brings unique expertise gained through both his service with the company and as a director of various **technology** companies.

*Greg Penner is the son-in-law of Rob Walton.



Steven S Reinemund

Independent Director

Joined the Board: **2010**

Age: **70**

Board Committees
- **CMDC (Chair)**
- **NgC**
- **teCC**

Other Current Public Company Directorships
Exxon Mobil Corporation
Marriott International, Inc.

Mr. Reinemund is the retired Dean of Business and Professor of Leadership and Strategy at Wake Forest University, a position he held from July 2008 to June 2014, and where he continues to serve in an advisory role as an Executive-in-Residence. Prior to joining the faculty of Wake Forest University, Mr. Reinemund had a distinguished 23-year career with PepsiCo, Inc. ("PepsiCo"), where he served as Chairman of the Board from October 2006 to May 2007, and as Chairman and CEO from May 2001 to October 2006. Prior to becoming Chairman and CEO, Mr. Reinemund was PepsiCo's President and Chief Operating Officer from 1999 to 2001 and Chairman and CEO of Frito-Lay's worldwide operations from 1996 to 1999. Mr. Reinemund has served as a director of Exxon Mobil Corporation and Marriott International, Inc. since 2007 and Chick-fil A, Inc. since June 2015. He previously served as a director of American Express Company from 2007 to 2015 and Johnson & Johnson from 2003 to 2008. Mr. Reinemund is a member of the boards of trustees of The Cooper Institute and the U.S. Naval Academy Foundation.

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Mr. Reinemund has considerable international **business leadership** experience gained through his service as Chairman and CEO of a global public company, through his service as dean of a prominent business school, and his service on the boards of several large companies in a variety of industries.

Mr. Reinemund also brings valuable experience with large, **international businesses.**

In addition, Mr. Reinemund's experience in executive leadership positions at PepsiCo and Frito-Lay provides valuable insights to our Board regarding **brand management, marketing**, finance, and strategic planning.



S. Robson Walton*

Director

Joined the Board: **1978**

Age: **73**

Board Committees
- **SPFC**
- **Executive Committee**
- **gCC**

Other Current Public Company Directorships

None

Mr. Walton was the Chairman of Walmart from 1992 to June 2015 and has been a member of the Board since 1978. Prior to becoming Chairman, he had been an officer at our company since 1969 and held a variety of positions during his service, including Senior Vice President, Corporate Secretary, General Counsel, and Vice Chairman. Before joining Walmart, Mr. Walton was in private law practice as a partner with the law fi m of Conner & Winters in Tulsa, Oklahoma. In addition to his duties at Walmart, Mr. Walton is involved with a number of non-profit and educ tional organizations, including Conservation International, where he serves as Chairman of that organization's executive committee, and the College of Wooster, where he is an Emeritus Life Trustee for the college.

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Mr. Walton brings decades of **leadership experience** with Walmart and his expertise in strategic planning gained through his service on the boards and other governing bodies of non-profit organizations.

Mr. Walton has extensive **legal**, **risk management**, and corporate governance expertise gained as Walmart's Chairman, Corporate Secretary and General Counsel and as an attorney in private practice.

The Board benefits from Mr. Walton's in-depth knowledge of our company, its history and the **global retail industry**, all gained through more than 35 years of service on the Board and more than 20 years of service as our company's Chairman.

*Greg Penner is the son-in-law of Rob Walton, and Steuart Walton is the nephew of Rob Walton.



Steuart L. Walton*

Director

Joined the Board: **2016**

Age: **36**

Board Committee
- **SPFC**

Other Current Public Company Directorships

None

Mr. Walton is the founder and Chairman of RZC Investments, LLC, an investment business which he founded in May 2016. He is also the founder of Game Composites, Ltd., a company that manufactures carbon fiber ai craft and aircraft parts. He served as the CEO of Game Composites from its founding in February 2013 until November 2017. Before founding Game Composites, from June 2011 to January 2013, Mr. Walton worked in our company's International division as a Senior Director, International Mergers and Acquisitions. Prior to his service at our company, he was an associate at Allen & Overy, LLP in London from 2007 to 2010, where he advised companies on securities offerings. Mr. Walton is also a member of the boards of directors of Rapha Racing Limited, Crystal Bridges Museum of American Art, Leadership for Educational Equity, and the Smithsonian National Air and Space Museum. He is a graduate of Georgetown University Law Center, and he holds a bachelor's degree in business administration from the University of Colorado, Boulder.

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Mr. Walton brings broad-based and valuable international **legal and regulatory** experience gained from his work on complex, **international** financial transactions.

Mr. Walton has a strong history and familiarity with our company and its **retail operations** and global businesses.

He also brings valuable leadership and financial insights gained from his entrepreneurial experiences and investments.

*Steuart Walton is the nephew of Rob Walton.

Are there any directors not standing for re-election?

Yes. Dr. James I. Cash, Jr. and Kevin Y. Systrom will retire from the Board at the conclusion of their current term and will not stand for re-election at the 2018 Annual Shareholders' Meeting. In accordance with the term limits set forth in our Corporate Governance Guidelines, Dr. Cash is retiring from our Board after 12 years of service. Following discussions, the Board and Mr. Systrom have mutually agreed that he will not stand for re-election at the 2018 Annual Shareholders' Meeting as he prioritizes work, board responsibilities, and other outside commitments.



James I. Cash, Jr.
Lead Independent Director

Joined the Board: **2006**	Board Committees	Other Current Public Company Directorships
Age: **70**	• **Audit**	**Chubb Limited**
	• **Executive**	
	• **Ng C (Chair)**	
	• **t eCC**	

Dr. Cash is the James E. Robison Professor of Business Administration Emeritus at Harvard Business School, where he served from July 1976 to October 2003. Dr. Cash served as the Senior Associate Dean and Chairman of HBS Publishing and Chairman of the MBA Program while on the faculty of the Harvard Business School. Dr. Cash holds an advanced degree in accounting and computer science and has been published extensively in accounting and information technology journals. He currently provides executive development and consulting services through The Cash Catalyst, LLC, which he formed in 2009. He has served

as a director of Chubb Limited since its acquisition in January 2016 and had previously served on the board of its predecessor, The Chubb Corporation, since 1996. Dr. Cash has served as a director of a number of other public companies, including General Electric Company from April 1997 to April 2016, Phase Forward Incorporated from October 2003 to May 2009, and Microsoft Corporation from May 2001 to November 2009, and has served on the audit committees of several public companies. He also serves as a director of several private companies.



Kevin y. Systrom
Independent Director

Joined the Board: **2014**	Board Committees	Other Current Public Company Directorships
Age: **34**	• **CMDC**	**None**
	• **t eCC (Chair)**	

Mr. Systrom is the CEO and co-founder of Instagram, where he managed the company from its founding in 2010 through a period of extremely rapid growth and through the purchase of Instagram by Facebook, Inc. in April 2012. Under his leadership as CEO, Instagram has continued its entrepreneurial development of a video sharing and direct messaging product, Instagram Direct, and has grown it to hundreds of millions of active users worldwide, making it one of the fastest growing social networks of all time. From 2006

until 2009, he was at Google Inc. and worked on large consumer products such as Gmail and Google Calendar. Before joining Google, Mr. Systrom worked with Odeo, a startup company that eventually became Twitter. He graduated from Stanford University with a bachelor of science in management science and engineering with a concentration in finan e and decision analysis. While attending Stanford University, he participated in the Mayfield ellows Program, a high-tech entrepreneurship program.

Corporate governance

Effective corporate governance is essential for maximizing long-term value creation for our shareholders. Our values of honesty, accountability, and integrity guide our business and ensure that we maintain the trust of our shareholders, customers, and communities.

Our governance structure is based on our Corporate Governance Guidelines and other key governance documents. These guidelines are reviewed at least annually and updated as needed in response to evolving best practices, regulatory requirements, feedback from our annual Board and committee evaluations, and recommendations made by our shareholders, all with the goal of supporting and effectively overseeing our ongoing strategic transformation.

Our Corporate Governance Guidelines address, among other topics:

- Board size, structure, and composition;
- Board refreshment and tenure of independent directors;
- Board leadership structure, including the separation of the Chairman and CEO roles and the selection, role, and responsibilities of the Lead Independent Director;
- Board committees;
- stock ownership guidelines;
- the Board's commitment to diversified membership

- management development and succession planning, diversity initiatives, and long-term strategic planning;
- the directors' full and free access to officers, other associates of the company, and the company's outside advisors;
- director compensation;
- director orientation and continuing education;
- the annual review of the CEO's performance by the CMDC and the Board; and
- annual Board and Board committee evaluations.

governance Materials Available on our Website

Our Board and Board committee governance documents, including the Board committee charters, the Corporate Governance Guidelines, and other key corporate governance documents are available to our shareholders on our corporate website at *http://stock.walmart.com/investors/corporate-governance/governance-documents*.

You may also access and review the following additional corporate governance documents on our corporate website:

- Amended and Restated Bylaws;
- Code of Ethics for the CEO and Senior Financial Officers;
- Global Statement of Ethics (available at *www.walmartethics.com*);
- Procedures for Accounting and Audit-Related Complaints;
- Investment Community Communications Policy;

- Fair Disclosure Procedures;
- Global Anti-Corruption Policy;
- Government Relations Policy; and
- Privacy Policy.

These materials are also available in print at no charge to any shareholder who requests a copy by writing to: Walmart Inc., Global Investor Relations Department, 702 Southwest 8th Street, Bentonville, Arkansas 72716-0100.

A description of any substantive amendment or waiver of Walmart's Code of Ethics for the CEO and Senior Financial Officers or Walmart's Global Statement of Ethics granted to Executive Officers or directors will be disclosed on our corporate website within four business days following the date of the amendment or waiver (*http://stock.walmart.com/investors/corporate-governance/governance-documents*) for a period of 12 months after the date of the amendment or waiver. There were no substantive amendments to or waivers of Walmart's Code of Ethics for the CEO and Senior Financial Officers or Walmart's Global Statement of Ethics granted to Executive Officers or directors during fiscal 2018.

Board Leadership Structure

The leadership structure of our Board is designed to ensure robust oversight, independent viewpoints, and the promotion of the overall effectiveness of the Board. The Board annually reviews its leadership structure as part of the process described on page 26. As discussed on page 80, approximately 51% of our company's Shares are held by members of the family of Sam Walton, our company's founder. Three generations of Walton family members have served on our Board, which demonstrates the Walton family's interests in and commitment to the long-term success of our company. Despite their substantial ownership in the company, the members of the Walton family traditionally have held only three seats on our Board. While the NYSE Listed Company Rules provide exemptions from independence requirements for controlled companies, Walmart has not and has no plans to rely on any of those governance exemptions because we believe it is important to have a majority independent board.

Our current Board leadership structure consists of:



Non-Executive Chairman
Greg Penner

Primary Responsibilities

- Presides over meetings of the Board and shareholders
- Focuses on Board oversight and governance matters
- Provides advice and counsel to the CEO
- Agenda review process



Lead Independent Director
Jim Cash*

Primary Responsibilities

- Liaison between Independent Directors and Chairman
- Agenda review process
- Board and committee development and evaluation
- Shareholder engagement



President and CEO
Doug McMillon

Primary Responsibilities

- Leadership of Walmart's complex global business
- Implements strategic initiatives
- Development of robust management team

We have separated the Chairman and CEO roles since 1988. By separating these roles, our CEO is able to focus on managing Walmart's complex daily operations and our Chairman, who is an Outside Director, can devote his time and attention to matters of Board oversight and governance.

We have had a Lead Independent Director since 2004. The role of the Lead Independent Director is designed to enhance the candor and communication between the independent members of the Board, the Chairman, and the CEO. Our Lead Independent Director is appointed annually by the independent members of the Board and has a robust set of responsibilities, including:

- presiding over executive private sessions of the Outside Directors and the Independent Directors;
- authority to call meetings of the directors, including separate meetings of the Outside Directors and the Independent Directors; and
- is available, when appropriate, for consultation with major shareholders.

In addition to his role as Lead Independent Director, Dr. Cash also serves as the Chair of the NGC, which means he also oversees the annual Board and Board committee evaluation process and actively participates in the work related to overall Board effectiveness, including Board development, succession planning, and refreshment. Due to the 12 year term limit for independent directors under our Corporate Governance Guidelines, Dr. Cash, who has served on our Board since 2006 and as our Lead Independent Director since 2013, is not standing for re-election at the 2018 Annual Shareholders' Meeting. In April 2018, the Independent Directors appointed Mr. Horton to succeed Dr. Cash as our next Lead Independent Director effective upon Mr. Horton's re-election as a Director at the 2018 Annual Shareholders' Meeting.

Independent Board Committee Chairs: Each of the Board's key committees currently is led by an independent chair. These committees play a critical role in our governance and strategy, and each committee has access to management and the authority to retain independent advisors as it deems appropriate.

Governance Committees

Audit



Tim Flynn
Independent Chair

Compensation and Management Development



Steve Reinemund
Independent Chair

Nominating and Governance



Jim Cash*
Independent Chair

Strategy Committees

Strategic Planning and Finance



Tom Horton*
Independent Chair

Technology and eCommerce



Kevin Systrom*
Independent Chair

* Dr. Cash and Mr. Systrom are not standing for re-election at the 2018 Annual Shareholders' meeting. Our Independent Directors have appointed Mr. Horton to succeed Dr. Cash as Lead Independent Director effective upon Mr. Horton's re-election as a Director at the 2018 Annual Shareholders' Meeting. The Board will review the Board committee assignments recommended by the NGC at its meeting to be held in connection with the 2018 Annual Shareholders' Meeting.

Board Committees

To enhance the effectiveness of the Board's risk oversight function, the Board regularly reviews its committee structure and committee responsibilities to ensure that the Board has an appropriate committee structure focused on matters of strategic and governance importance to Walmart. Currently, the Board has seven standing committees, which are described below. In addition to the duties described below, our Board committees perform the risk oversight functions described on page 28.

STRATEGIC PLANNING AND FINANCE COMMITTEE

3 meetings during fiscal 201

Primary Responsibilities
- Reviews global financial policies and practices and reviews and analyzes financial m tters, acquisition and divestiture transactions
- Oversees long-range strategic planning

- Reviews and recommends a dividend policy to the Board
- Reviews the preliminary annual financial plan and annual capital plan to be approved by the Board, as well as the company's capital structure and capital expenditures

Total Members: 6

Tom Horton, Chair	Carla Harris
Tim Flynn	Rob Walton
Sarah Friar	Steuart Walton


All six members have global or international business experience


Five members have senior leadership experience


Five members have regulatory, legal, or risk management experience


Two members have retail experience


Four members have ÿnance, accounting or reporting experience


One member has technology or eCommerce experience

TECHNOLOGY AND eCOMMERCE COMMITTEE

3 meetings during fiscal 201

Primary Responsibilities
- Reviews matters relating to information technology, eCommerce, and innovation and oversees the integration of Walmart's information technology, eCommerce, and innovation efforts with Walmart's overall strategy

- Reviews and provides guidance regarding trends in technology and eCommerce and monitors overall industry trends

Total Members: 4

Kevin Systrom, Chair[1]	Marissa Mayer
Jim Cash[1]	Steve Reinemund


All four members have global or international business experience


All four members have senior leadership experience


One member has ÿnance, accounting or reporting experience


Three members have technology or eCommerce experience


Three members have marketing or brand management experience

(1) Not standing for re-election at the 2018 Annual Shareholders' meeting.

AUDIT COMMITTEE

9 meetings **during fiscal 201**

Primary Responsibilities

- Reviews the financial st tements and oversees the financial eporting policies, procedures, and internal controls

- Responsible for the appointment, compensation, and oversight of the independent accountants

- Pre-approves audit, audit-related, and non-audit services to be performed by Walmart's independent accountants

- Reviews and approves any related person transactions and other transactions subject to our Transaction Review Policy

- Reviews risk assessment and risk management process and policies, processes and procedures regarding compliance with applicable laws and regulations, as well as Global Statement of Ethics and Code of Ethics for the CEO and Senior Financial Officers

- Oversees internal investigatory matters, including the internal investigation into alleged violations of the FCPA and other alleged crimes or misconduct**

- Oversees Walmart's enhanced global ethics and compliance program

- Oversees the company's internal audit function

Total Members: 4*

Tim Flynn, Chair   Sarah Friar
Jim Cash[1]   Tom Horton



All four members have global or international business experience

All four members have ÿnance, accounting or reporting experience

Two members have technology or eCommerce experience

All four members have senior leadership experience

Two members have regulatory, legal, or risk management experience

---

* **Independence and financial li eracy:** The Board has determined that each member of the Audit Committee is independent as defined by the Exchange Act, the SEC's rules, and the NYSE Listed Company Rules. Each Audit Committee member is financially literate as required by NYSE Listed Company Rules, and is an "audit committee financial expert" as defined in the SEC's rules.

** For more information about the Audit Committee's role with respect to the FCPA investigation, see "Director Compensation" on page 35.

(1) Not standing for re-election at the 2018 Annual Shareholders' Meeting.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

5 meetings **during fiscal 201**

Primary Responsibilities

- In consultation with the CEO, approves compensation of Executive Officers other than the CEO, and reviews compensation of other senior officers

- Reviews and approves the compensation of the CEO and recommends to the Board the compensation of the Outside Directors

- Sets performance measures and goals and verifies the ttainment of

performance goals under our incentive compensation plans

- Reviews compensation and benefits issues

- Oversees the management development, succession planning, and retention practices for Executive Officers and senior leaders

Total Members: 4*

Steve Reinemund, Chair   Marissa Mayer
Carla Harris   Kevin Systrom[1]



All four members have global or international business experience

All four members have senior leadership experience

Three members have marketing or brand management experience

Two members have technology or eCommerce experience

One member has ÿnance, accounting or reporting experience

One member has regulatory, legal, or risk management experience

---

* **Independence:** The Board has determined that each member of the CMDC is independent as defined by the Exchange Act, the SEC's rules, and the NYSE Listed Company Rules, is an outside director as defined in Section 162(m) of the Internal Revenue Code, and is a "non-employee director" as defined in the SEC's rules.

(1) Not standing for re-election at the 2018 Annual Shareholders' Meeting.

NOMINATING AND GOVERNANCE COMMITTEE

4 meetings during fiscal 201

Primary Responsibilities

- Oversees corporate governance issues and makes recommendations to the Board
- Identifie , evaluates, and recommends candidates for nomination to the Board

- Reviews and makes recommendations to the Board regarding director independence
- Reviews and advises management on social, community, and sustainability initiatives, as well as legislative affairs and public policy engagement

Total Members: 3*

Jim Cash, Chair[1]   Steve Reinemund
Tom Horton



All three members have global or international business experience

All three members have senior leadership experience

One member has marketing or brand management experience

One member has technology or eCommerce experience

Two members have ÿnance, accounting or reporting experience

One member has regulatory, legal, or risk management experience

* **Independence:** The Board has determined that each member of the NGC is independent as defined by the NYSE Listed Company Rules.
(1) Not standing for re-election at the 2018 Annual Shareholders' Meeting.

The remaining two standing committees of the Board are responsible for various administrative matters.

GLOBAL COMPENSATION COMMITTEE

4 meetings during fiscal 201

Primary Responsibilities

- Administers Walmart's equity and cash incentive compensation plans for associates who are not Directors or Executive Officers

Total Members: 3

Doug McMillon, Chair
Greg Penner
Rob Walton

EXECUTIVE COMMITTEE

0 No meetings* during fiscal 201

Primary Responsibilities

- Implements policy decisions of the Board
- Acts on the Board's behalf between Board meetings

Total Members: 4

Doug McMillon, Chair
Jim Cash[1]
Greg Penner
Rob Walton

* The Executive Committee acted by unanimous written consent 13 times during fiscal 2018. The Board reviewed and ratified all unanimous written consents of the Executive Committee during fiscal 2018.
(1) Not standing for re-election at the 2018 Annual Shareholders' Meeting.

Governing Documents

In addition to our Corporate Governance Guidelines, each standing committee of the Board has a written charter, which defines the roles and responsibilities of the Board committee. The committee charters and the Corporate Governance Guidelines provide the overall framework for our corporate governance practices. The NGC and the Board review the Corporate Governance Guidelines, and the NGC, the Board, and each Board committee review the Board committee charters at least annually to determine whether any updates or revisions to these documents may be necessary or appropriate.

Board Meetings and Director Attendance

The Board held a total of five meetings during fiscal 2018. The Outside Directors and Independent Directors met regularly in separate executive sessions, with the Lead Independent Director presiding over those sessions. **As a whole, during fis al 2018, our directors attended approximately 97% of the aggregate number of Board meetings and meetings of Board committees on which they served.**

Under our Board policy, all directors are expected to attend the company's annual shareholders' meetings. While the Board understands that there may be situations that prevent a Director from attending an annual shareholders' meeting, the Board encourages all Directors to make attendance at all annual shareholders' meetings a priority.

Eleven Board members attended the 2017 Annual Shareholders' Meeting, including 8 of the 9 director nominees named in this proxy statement who were members of the Board or Board nominees at the time of the 2017 Annual Shareholders' Meeting.

Communicating with the Board

The Board welcomes feedback from shareholders and other interested parties. There are a number of ways that you can contact the Board or individual members of the Board.

Via mail:	Via email:
Name of Director(s) or Board of Directors c/o Gordon Y. Allison, Vice President and General Counsel, Corporate Division Walmart Inc. 702 Southwest 8th Street Bentonville, Arkansas 72716-0215	○ the entire Board at directors@wal-mart.com; ○ the Independent Directors at Independent.Directors@wal-mart.com; ○ the Outside Directors at nonmanagementdirectors@wal-mart.com; or ○ any individual director, at the full name of the director as listed under "Proposal No.1 – Election of Directors" followed by "@wal-mart.com." For example, our Chairman, Gregory B. Penner, may be reached at gregorybpenner@wal-mart.com.

We receive a large volume of correspondence regarding a wide range of subjects each day, including correspondence relating to ordinary store operations and merchandise in our stores. As a result, our individual directors are often not able to respond to all communications directly. Therefore, the Board has established a process for managing communications to the Board and individual directors.

Communications directed to the Board or individual directors are reviewed to determine whether, based on the facts and circumstances of the communication, a response on behalf of the Board or an individual director is appropriate. If a response on behalf of the Board or an individual director is appropriate, Walmart management may assist the Board or individual director in gathering all relevant information and preparing a response. Communications related to day-to-day store operations, merchandise, and similar matters are typically directed to an appropriate member of management for a response. Walmart maintains records of communications directed to the Board and individual directors, and these records are available to our directors at any time upon request.

Shareholders wishing to recommend director candidates for consideration should do so in writing to the address above. The recommendation should include the candidate's name and address, a resume or curriculum vitae that demonstrates the candidate's experience, skills, and qualific tions, and other relevant information for the Board's consideration. All director candidates recommended by shareholders will be evaluated by the NGC on the same basis as any other director candidates.

Board Evaluations and Board Effectiveness

The Board is committed to robust Board and Board committee evaluations as an important tool for promoting effectiveness and continuous improvement. The Board has implemented a two-year evaluation cycle, with the evaluation process led by the Lead Independent Director and by a third-party consulting fi m in alternating years. The evaluation process was led by our Lead Independent Director in fiscal 2018 and will be led by a third-party consulting fi m in fiscal 2019 o bring an outside perspective to the evaluation process.

Our Board Evaluation Process	
Questionnaires Each director completes a detailed questionnaire.	Topics covered include, among others: • The effectiveness of the Board's leadership structure and the Board committee structure; • Board and committee skills, composition, diversity, and succession planning; • Board culture and dynamics, including the effectiveness of discussion and debate at Board and committee meetings; • The quality of Board and committee agendas and the appropriateness of Board and committee priorities; and • Board/management dynamics, including the quality of management presentations and information provided to the Board and committees.
Interviews	**Individual director interviews** – each director participates in a confide tial, open-ended, one-on-one interview to solicit input and perspective on Board and committee effectiveness. **Senior management interviews** – Members of Walmart's senior executive team also participate in confide tial, one-on-one interviews designed to solicit management's perspective on the Board's effectiveness, engagement, and the dynamic between the Board and management.
Action Items These evaluations have consistently found that the Board and Board committees are operating effectively.	Over the past few years, this evaluation process has contributed to various refineme ts in the way the Board and Board committees operate, including: • reducing the size of the Board to promote engagement and input into our strategic decision-making; • changing the Board committee structure to create a separate Compensation and Management Development Committee and a Nominating and Governance Committee; • changing committee assignments so that Independent Directors sit on one "strategy" committee and one "governance" committee; • ensuring that Board and committee agendas are appropriately focused on strategic priorities and provide adequate time for director input; • additional responsibilities for our Lead Independent Director, including active participation in the agenda-setting process for the Board and Board committees; and • increased focus on continuous Board succession planning and refreshment, including engaging a third-party consulting fi m to help further develop our robust long-term director candidate pipeline.

Board Refreshment and Succession Planning

The NGC is responsible for identifying and evaluating potential director candidates, for reviewing the composition of the Board and Board committees, and for making recommendations to the full Board on these matters. Throughout the year, the NGC actively engages in Board succession planning, taking into account the following considerations:

○ **Input from Board discussions and from the Board and Board committee evaluation process** regarding the specific backgrounds, skills, and experiences that would contribute to overall Board and committee effectiveness; and

○ **The future needs of the Board and Board committees** in light of the Board's tenure policies, Walmart's long-term strategy, and the skills and qualific tions of directors who are expected to retire in the future.



Director Tenure Policies

Allow Board to anticipate future Board turnover

Board/Committee Evaluations

Identify skill sets that would enhance Board effectiveness

Director Recruitment

Identify top director talent with desired background and skill sets

Director Onboarding

Tailored onboarding enables new directors to contribute quickly

The Board believes that a mix of longer-tenured directors and newer directors with fresh perspectives contributes to an effective Board. In order to promote thoughtful Board refreshment, the Board has adopted the following retirement policies for Independent Directors, as set forth in Walmart's Corporate Governance Guidelines:

Term Limit: Independent Directors are expected to commit to at least six years of service, and may not serve for more than 12 years.

Retirement Age: Unless they have not yet completed their initial six-year commitment, Independent Directors may not stand for re-election after age 75.

The Board may make exceptions to these retirement policies if circumstances warrant. For example, the Board could extend the term limit or retirement age for an individual director with particular skills or qualific tions that are valuable to the Board's effectiveness until a suitable replacement is found. Similarly, an Independent Director may retire before serving 12 years in order to "stagger" turnover on the Board or a Board committee. The Board believes these policies provide discipline to the Board refreshment process, and have resulted in a diverse Board with an effective mix of skills, experiences, and tenures, as shown on page 7.

During fiscal 2018, the NGC engaged a thi d-party consulting fi m to help further refine its efreshment and succession planning process and to cultivate a pipeline of potential director candidates as a resource for both planned retirements as a result of our term limits or in the event of a director's unanticipated early departure from the Board. As a part of the process of identifying potential director candidates, the NGC may also consult with other directors and senior officers. If the NGC decides to proceed with further consideration of a potential candidate, the Chair of the NGC and other members of the NGC, as well as other members of the Board, may interview the candidate. The NGC then may recommend that the full Board appoint or nominate the candidate for election to the Board. Ms. Friar was appointed to the Board in February 2018 and is standing for election for the first time t the 2018 Annual Shareholders' Meeting. Ms. Friar and Mr. Easterbrook were initially identified as a po ential director candidates by the NGC's consulting fi m, and their nominations were the result of the process outlined above.

Director Onboarding and Engagement

All directors are expected to invest the time and energy required to quickly gain an in-depth understanding of our business and operations in order to enhance their strategic value to our Board. We develop tailored onboarding plans for each new director, taking into account his or her background and experience. Shortly after joining our Board, each new director is partnered in a mutual mentoring relationship with a member of senior management, and each new director has "learn the business" meetings with the leaders of key operational and corporate support functions. Typically, at least one Board meeting each year is held at a location away from our home office, usually in a market in which we operate. In connection with these Board meetings, our directors learn more about the local business market through meetings with our business leaders in these markets, visits to our stores and other facilities in the local market, and visits to the stores of our competitors. We also typically hold one Board meeting per year at one of our eCommerce offices, where our Board members participate in intensive sessions focused on our eCommerce strategies and operations.

Our Board members are also expected to participate in other company activities and engage directly with our associates at a variety of events throughout the year. Examples of activities and events that members of our Board have participated in include:

- attending Walmart leadership meetings and traveling with senior business leaders on trips to domestic and international markets;
- attending a summit of our CFOs from our worldwide markets;
- attending a summit of our controllers from our worldwide markets;
- touring facilities with our compliance associates;
- speaking at various culture, diversity and inclusion events held at our home office in Bentonville, Arkansas and other locations; and
- attending and speaking at meetings of Walmart business segments, divisions, and corporate support departments.



Management Development and Succession Planning

Our Board places a high priority on senior management development and succession planning. The CMDC has primary responsibility for overseeing the succession planning and retention practices for our Executive Officers and other senior leaders. Executive Officer succession planning and senior management development is a regular topic on the agendas for the meetings of the CMDC.

At these meetings, the members of our CMDC, in consultation with our CEO, our Executive Vice President – Global People, and others as the CMDC may deem appropriate, engage in comprehensive deliberations regarding the development and evaluation of current and potential senior leaders, as well as the development of executive succession plans, including succession plans for our CEO position. This process has contributed to two successful CEO transitions since 2009. The Board has also adopted a CEO succession planning process to address unanticipated events and emergency situations.

The Board's Role in Risk Oversight

Taking reasonable and responsible risks is an inherent part of Walmart's business and is critical to our continued innovation, growth, and achievement of our strategic objectives. The Board and the Board committees actively oversee and monitor the management of the most significa t risks that could impact our company's operations. The Board does not view risk in isolation, but instead considers risk in conjunction with its oversight of Walmart's strategy and operations.

Walmart identifie , assesses, and assigns responsibility for managing risks through its annual enterprise risk assessment process, other internal processes, and internal control environment. The Board, Board committees, and management coordinate the risk oversight role in a manner that serves the long-term interests of our company and our shareholders through established periodic reporting and open lines of communication.

Bo a Rd

Board Oversight

- Has primary responsibility for overseeing risk management
- Evaluates and approves strategic objectives and defines isk tolerance
- Delegates certain risk management oversight responsibilities to Board committees
- Receives regular reports from Board committee chairs regarding risk-related matters

Technology and eCommerce Committee

Key risks overseen
- Integration of information technology, eCommerce, and innovation efforts with overall strategy
- Emerging trends in technology and eCommerce

Strategic Planning and Finance Committee

Key risks overseen
- Financial status and financial matters, including capital expenditures, annual financial plans and dividend policies
- Long-range strategic plans
- Potential acquisitions and divestitures

Audit Committee

Key risks overseen
- Overall risk identifi ation, monitoring, and mitigation processes and policies
- Financial statements, systems and reporting
- Legal, ethics and compliance
- Information systems, information security, and cybersecurity
- Related person transactions
- Internal investigatory matters

Compensation and Management Development Committee

Key risks overseen
- Senior executive compensation
- Senior executive succession planning

Nominating and Governance Committee

Key risks overseen
- Corporate governance
- Director succession planning
- Social, community, sustainability and charitable giving initiatives
- Legislative affairs and public policy engagement strategy

Operational and Strategic Management Committees

Legal, Regulatory and Compliance Risk Management Committees

Financial Risk Management Committees

Enterprise Risk Management

Global Audit Services

Ma Nage MeNT

Management Oversight

Responsible for enterprise risk assessment and day-to-day management of risks such as:

- Strategic risk
- Reputational risk
- Financial risk
- Legal, regulatory, and compliance risk
- Operational risk
- Supply chain risk
- Information systems, information security, and cybersecurity risk

Additional information regarding the roles and responsibilities of our Board committees can be found under "Board Committees" beginning on page 22.

Board Oversight of Legislative Affair , Public Policy Engagement, Charitable Giving, and Sustainability

The NGC reviews and advises management regarding the company's legislative affairs and public poli y engagement strategy, as well as the company's charitable giving strategy and other social, community, and sustainability initiatives. Walmart engages in the political process when we believe that doing so will serve the best interests of the company and our shareholders. Walmart is committed to engaging in the political process as a good corporate citizen and in a manner that complies with all applicable laws. Over the years, Walmart has provided greater transparency regarding the company's political engagement. Since 2015, we have compiled lobbying disclosure information from our U.S. state-level public filings and p esented them on our corporate website, and since 2016 we have also disclosed on our corporate website the lobbying expense from our public filings t the U.S. federal level.

Global Responsibility Report

Since 2007, our company has prepared and produced a report describing our company's progress and initiatives regarding sustainability and other environmental, social, and governance ("ESG") matters. For the most recent information regarding Walmart's engagement in the political process, as well as other ESG matters, please see our most recent Global Responsibility Report, available at *http://corporate.walmart.com/global-responsibility*. Walmart's Government Relations Policy is also available at *http://corporate.walmart.com/policies*.

Shareholder Outreach and Engagement

We recognize the value of listening and taking into account the views of our shareholders, and the relationship with our shareholders is an integral part of our corporate governance practices. We conduct shareholder outreach throughout the year to ensure that management and the Board understand and consider the issues of importance to our shareholders and are able to address them appropriately.

Senior leaders and subject matter experts from the company meet regularly with representatives at many of our top institutional shareholders and periodically with leading proxy advisory fi ms to discuss Walmart's strategy, governance practices, executive compensation, compliance programs, and other ESG related matters. Members of our Board participate from time to time in these meetings. Management reports regularly to the CMDC and NGC about these meetings, including feedback on these diverse topics and concerns raised by our shareholders.

We are continuing this program of shareholder engagement during fiscal 2019, in addition o our customary participation at industry and investment community conferences, investor road shows, and analyst meetings. We also have incorporated into this proxy statement some of the feedback we received during these meetings. We also respond to individual shareholders who provide feedback about our business. We have had success engaging with parties to understand shareholder concerns and reach resolutions on issues that are in the best interests of our shareholders, and we remain committed to these ongoing initiatives.

Active Ongoing Shareholder Engagement

- Board members, senior leaders and/or subject matter experts actively solicit feedback from our large shareholders on strategy, governance, compensation, and other topics. During fiscal 2018, e engaged with more than half of our 60 largest institutional shareholders, representing approximately 450 million Shares.
- The CMDC and NGC receive regular reports on this engagement.
- We welcome feedback from all shareholders, who can contact our Global Investor Relations team by:
  - calling 1-479-273-6463
  - emailing IRinqu@wal-mart.com
  - using Walmart's Global Investor Relations app, available for free in iTunes and Google Play
  - visiting *http://stock.walmart.com*

How We Determine Director Independence

Our Board is committed to ensuring its membership consists of the right mix of skill sets in light of Walmart's strategy, the Board's tenure policies, and the Board's desire to maintain at all times a majority of directors who are independent in accordance with the NYSE Listed Company Rules. Historically, three members of the Walton family have been members of our Board, and the NGC and the Board believe this is appropriate in light of the Walton family's significa t and long-term Share ownership. Our CEO also serves on the Board, and our former CEOs have historically served on the Board for a period of time after they retire. Our incoming CEOs have supported this practice and we believe this practice has contributed to successful CEO transitions during our company's history. Consistent with our Board's commitment to independent Board oversight, the Board generally seeks to fill the emaining Board seats with directors who are independent as defined i the NYSE Listed Company Rules.

In making independence determinations, the Board complies with all NYSE criteria, and with respect to Board committee membership, certain SEC criteria, and considers all relevant facts and circumstances. Under the NYSE Listed Company Rules, to be considered independent:

- the director must not have a disqualifying relationship, as described in the NYSE Listed Company Rules; and
- the Board must affirmatively determine that the director otherwise has no direct or indirect material relationship with our company.

To aid in the director independence assessment process, the Board has adopted materiality guidelines that it considers in its independence assessment process. While not determinative of independence, these guidelines identify the following categories of relationships that the Board has determined will generally not affect a director's independence.

Materiality Guideline	Description
Ordinary Retail Transactions	The director, an entity with which a director is affil ted, or one or more members of the director's immediate family, purchased property or services from Walmart in retail transactions on terms generally available to Walmart associates during Walmart's last fiscal ear.
Immaterial Ownership	The director or one or more members of the director's immediate family owns or has owned during the entity's last fiscal year, directly or indirectly, 5% or less of an entity that has a business relationship with Walmart.
Immaterial Transactions	The director or one or more members of the director's immediate family owns or has owned during the entity's last fiscal year, directly or indirectly, more than 5% of an entity that has a business relationship with Walmart so long as the amount paid to or received from Walmart during the entity's last fiscal ear accounts for less than $1,000,000 or, if greater, 2% of the entity's consolidated gross revenues for that entity's last fiscal ear.
	The director or a member of the director's immediate family is or has been during the entity's last fiscal ear an executive officer or employee of an entity that made payments to, or received payments from, Walmart during the entity's last fiscal year that account for less than $1,000,000 or, if greater, 2% of the entity's consolidated gross revenues for that entity's last fiscal ear.
Immaterial Positions	The director or one or more members of the director's immediate family is a director or trustee or was a director or trustee (but not an executive officer or employee) of an entity during the entity's last fiscal ear that has a business or charitable relationship with Walmart and that made payments to, or received payments from, Walmart during the entity's last fiscal year in an amount representing less than $5,000,000 or, if greater, 5% of the entity's consolidated gross revenues for that entity's last fiscal ear.
	Walmart paid to, employed, or retained one or more members of the director's immediate family for compensation not exceeding $120,000 during Walmart's last fiscal ear.
Immaterial Benefit	The director or one or more members of the director's immediate family received from Walmart, during Walmart's last fiscal ear, personal benefits h ving an aggregate value of less than $5,000.

In April 2018, the Board and the NGC conducted their annual review of the directors' and the director nominee's responses to a questionnaire soliciting information regarding their direct and indirect relationships with the company (and the directors' and the director nominee's immediate family members' direct and indirect relationships with the company) and other relationships that may be relevant to independence. They also reviewed due diligence performed by management regarding any transactions, relationships, or arrangements between the company and the directors and director nominee or parties related to the directors and director nominee.

As a result of this review, the Board has determined that the following directors and the director nominee either are or will be Independent Directors under the independence standards in the NYSE Listed Company Rules: Stephen J. Easterbrook; Timothy P. Flynn; Sarah J. Friar; Carla A. Harris; Thomas W. Horton; Marissa A. Mayer; and Steven S Reinemund. The Board has also determined that James I. Cash, Jr. and Kevin Y. Systrom, who are not standing for re-election at the 2018 Annual Shareholders' Meeting, are Independent Directors. In addition, the Board determined that the currently serving members of the Audit Committee and the CMDC meet the heightened independence

standards for membership on those Board committees under the NYSE Listed Company Rules and the SEC's rules. The Board also determined that Linda S. Wolf, who did not stand for re-election at the 2017 Annual Shareholders' Meeting and, therefore, ceased to be a director of Walmart on June 2, 2017, was independent and met the heightened independence standards under the NYSE Listed Company Rules and the SEC's rules for compensation committee membership during the portion of fiscal 2018 du ing which she served on the Board.

In making its determination as to the independence of our Independent Directors and our director nominee, the Board considered whether any relationship between a director or director nominee and Walmart is a material relationship based on the materiality guidelines discussed above, the facts and circumstances of the relationship, the amounts involved in the relationship, the director's or director nominee's interest in such relationship, if any, and such other factors as the Board, in its judgment, deemed appropriate. In each case, the Board found the relationship with our Independent Directors and director nominee to be immaterial to the director's or director nominee's independence. The types of relationships considered by the Board are noted below:

Relationship Type	Director or Nominee
The director or director nominee was an officer and less than 5% equity owner of a Walmart vendor or service provider	Mr. Easterbrook Ms. Friar Ms. Harris Ms. Mayer Mr. Systrom
Immediate family members of the director or director nominee were employees or officers and less than 5% equity owners of Walmart vendors or service providers	Dr. Cash Mr. Easterbrook Mr. Flynn Ms. Friar Mr. Reinemund Mr. Systrom Ms. Wolf
The director or director nominee was a director or trustee of and less than 5% equity owner a Walmart vendor or service provider	Dr. Cash Mr. Easterbrook Mr. Flynn Ms. Friar Mr. Horton* Ms. Mayer Mr. Reinemund
Walmart employed one or more members of the director's immediate family for compensation not exceeding $120,000 during Walmart's last fiscal ear	Ms. Harris
The director's immediate family member directly or indirectly owned 5% or less of, but was not a director, officer, or employee of, a Walmart service provider or vendor	Ms. Mayer

* Mr. Horton has been nominated to serve as a director of a Walmart vendor.

The aggregate amounts involved in each of the relationships and transactions described in the preceding table were less than $1 million or, if greater, 2% of the consolidated gross revenues for the entity's last fiscal ear, with the exception of certain relationships involving Mr. Reinemund.

Immediate family members of Mr. Reinemund are or were employed by and had a less than 5% ownership interest in (but are not executive officers of) a Walmart supplier or vendor that received payments from Walmart during the entity's last fiscal ear that account for more than 2% of the entity's consolidated gross revenues for that entity's last fiscal ear. The Board determined these relationships were immaterial to Mr. Reinemund's independence because in each case neither Mr. Reinemund nor his immediate family member: (i) is or was an executive officer of the entity; (ii) is or was involved in the marketing or sale of goods or services to Walmart, the negotiation of transactions, or the management of the business relationship between Walmart and the entity; (iii) does or did receive compensation from the entity based on the marketing or sale of the entity's goods or services to Walmart; or (iv) had an advancement within or continued employment with such

entity based on the marketing or sale of the entity's goods or services to Walmart. Further, the payments made by Walmart to the entities, or by the entities to Walmart, were for various products and services in the ordinary course of business, and Walmart has had a relationship with these entities prior to Mr. Reinemund's immediate family members' employment with these entities.

The Board does not believe S. Robson Walton, Gregory B. Penner, or Steuart L. Walton have any relationships with Walmart that would disqualify them from being considered independent under the NYSE Listed Company Rules. However, the Board has deferred its determination as to their independence. If the Board had made such an independence determination, then 10 of 11 of Walmart's nominees, or 91%, would have been independent.

In addition, although the Walton family holds approximately 51% of our company's Shares, we have not and do not plan to rely on any of the exemptions from certain board independence requirements available to controlled companies under the NYSE Listed Company Rules. Our Board is committed to maintaining a majority independent Board and believes that this independence ensures robust oversight, independent viewpoints, and promotes the Board's overall effectiveness.

> The Board and the NGC concluded that each of the Independent Directors does not currently have, and has not had during any pertinent period, any relationship that: (i) constitutes a disqualifying relationship under the NYSE Listed Company Rules; (ii) otherwise compromises the independence of such directors or the director nominee; or (iii) otherwise constitutes a material relationship between Walmart and the director or director nominee.

Related Person Transaction Review Policy

The Board has adopted a written policy applicable to all Walmart officers who serve as executive vice presidents or above; all directors and director nominees; all shareholders beneficially wning more than fi e percent of Walmart's outstanding Shares; and the immediate family members of each of the preceding persons (collectively, the "Covered Persons"). Any entity in which a Covered Person has a direct or indirect material financial i terest or of which a Covered Person is an officer or holds a significa t management position (each a "Covered Entity") is also covered by the policy. The Transaction Review Policy applies to any transaction or series of similar or related transactions in which a Covered Person or Covered Entity has a direct or indirect material financial i terest and in which Walmart is a participant (each, a "Covered Transaction").

Under this Transaction Review Policy, each Covered Person is responsible for reporting to Walmart's chief audit executive any Covered Transactions of which he or she has knowledge. Walmart's chief audit executive, with the assistance of other appropriate Walmart personnel, reviews each Covered Transaction and submits the results of this review to the Audit Committee. The Audit Committee reviews each Covered Transaction and either approves or disapproves the transaction. To approve a Covered Transaction, the Audit Committee must find th t:

o the substantive terms and negotiation of the Covered Transaction are fair to Walmart and its shareholders and the substantive terms are no less favorable to Walmart and its shareholders than those in similar transactions negotiated at an arm's-length basis; and

o if the Covered Person is a director or officer of Walmart, he or she has otherwise complied with the terms of Walmart's Global Statement of Ethics as it applies to the Covered Transaction.



Related Person Transaction Process

The following chart shows our process for identific tion and disclosure of related person transactions.

Proxy Statement Disclosure	Director Independence Determinations	Related Person Transaction Determinations
Annual disclosures published in our proxy statement as required by SEC rules	Nominating and Governance Committee and Board conduct annual determination of director independence	Walmart's Legal Department conducts annual review and determination of related person transactions If deemed material, the related person transaction is presented for Audit Committee review, approval or ratific tion
Information sources: • Annual Director, Director Nominee, and Officer Questionnaires • Schedule 13G Filings • Section 16 Reporting • Management due diligence reviews	Information sources: • Annual Director, Director Nominee, and Officer Questionnaires • Management due diligence reviews	Related person transactions required to be disclosed by SEC rules are disclosed in our proxy statement

Fiscal 2018 Review of Related Person Transactions

Our company's Legal Department reviews each Covered Person transaction that exceeds $120,000. The purpose of this review is to determine whether the related person has a direct or indirect material interest in the transaction.

Our Legal Department has developed and implemented processes and controls for obtaining information about proposed or existing related person transactions from our directors, director nominees, Executive Officers, and principal shareholders. The Legal Department analyzes each related person transaction and, based upon the facts and circumstances, determines whether the related person has or will have a material interest in the transaction. If so, under the company's Transaction Review Policy, then the related person transaction is presented to the Audit Committee for its review and approval or ratific tion. As described in our "Transaction Review Policy," the Audit Committee also considers the following factors when reviewing a related person transaction:

- the nature of the related person's interest in the transaction;
- the substantive terms of the transaction, including the type of transaction and the amount involved;
- opinions from the company's internal audit function and global ethics office regarding the fairness of the transaction to our company; and
- any other factors the Audit Committee deems appropriate.

We disclose in this proxy statement all transactions in which a related person has been determined to have a material interest and the amount involved exceeds $120,000, as required under SEC rules. Walmart believes that the terms of the transactions described below are comparable to terms that would have been reached by unrelated third parties in arm's-length transactions. The Audit Committee has approved each of the transactions disclosed below.

- On September 19, 2016, Walmart acquired Jet.com in a merger transaction, with Jet.com becoming a wholly-owned subsidiary of Walmart. The aggregate transaction consideration paid by the Company consisted of a combination of cash of approximately $3.0 billion and restricted stock units representing the right to receive shares of Walmart common stock determined using the closing date trading

price equal to approximately $300 million. Marc Lore, the founder and largest stockholder of Jet.com (approximately 15.9% of the outstanding Jet.com shares on a fully-diluted basis) received the right to approximately $477 million in cash consideration payable by the Company for his Jet.com shares as part of the merger transaction. Of this amount, approximately $80 million was paid in fiscal 201 following the closing of the transaction and Mr. Lore received cash consideration payments of approximately $44 million related to the transaction in fiscal 2018. The remaining approximately $353 million of cash consideration from the transaction will be paid to Mr. Lore over the next four (4) years, subject to Mr. Lore remaining a Walmart associate during such period. However, if Walmart terminates Mr. Lore's employment without cause, or Mr. Lore resigns for good reason, Mr. Lore will continue to receive these payments over the remaining portion of the fi e (5) year period following the closing date of the transaction. Mr. Lore's portion of the transaction equity consideration consisted of restricted stock units for 3,554,093 shares of Walmart stock vesting over the fi e (5) year period following the closing date of the transaction, subject to Mr. Lore remaining a Walmart associate during such period as further discussed and described in the footnotes to the Summary Compensation table on page 66. During fiscal 2018, Walmart issued 533,113 Shares to Mr. Lore pursuant to such vestings. Mr. Lore is the Executive Vice President – President and Chief Executive Officer, U.S. eCommerce, of Walmart. His employment with Walmart in this role began immediately following the closing of the transaction.

○ During fiscal 2018, Walmart paid Some Spider Inc. ("Some Spider"), an internet marketing company, approximately $350,000 for internet marketing services. Marc E. Lore, an Executive Officer of Walmart, owns approximately 16% of the outstanding capital stock of Some Spider. We cannot estimate the dollar value of Mr. Lore's interest in such transaction as that amount will depend in large measure on the dividends paid on the stock of Some Spider held by Mr. Lore and the appreciation, if any, in the fair value of that stock that would be attributable to the proposed transaction described above. Walmart may engage Some Spider in fiscal 2019 o purchase similar services.

○ Lori Haynie, the sister of C. Douglas McMillon, a director of Walmart and an Executive Officer, is an executive officer of Mahco, Incorporated ("Mahco"). During fiscal 2018, Walmart paid Mahco and its subsidiaries approximately $21.5 million in connection with Walmart's purchases of sporting goods and related products. Walmart expects to purchase similar types of products from Mahco during fiscal 2019

○ Greg T. Bray, a management associate in Walmart's Finance department, is the brother-in-law of C. Douglas McMillon, a director of Walmart and an Executive Officer. For fiscal 2018, Walmart paid Mr. Bray a salary of approximately $230,000, a payment pursuant to the cash incentive plan of approximately $87,000, and other benefits otaling approximately $26,000 (including Walmart's matching contributions to Mr. Bray's 401(k) Plan account and health insurance premiums). In fiscal 2018, r. Bray also received a grant of 821 restricted stock units with a calculated value of approximately $60,000 at the date of grant. Mr. Bray continues to be an associate, and, in fiscal 2019, he m y receive compensation and other benefits in amou ts similar to or greater than those he received during fiscal 2018

○ Nichole R. Bray, a management associate in the company's Information Systems Division, is the sister-in-law of C. Douglas McMillon, a director of Walmart and an Executive Officer. For fiscal 2018, Walmart paid Ms. Bray a salary of approximately $144,000, a payment pursuant to the cash incentive plan of approximately $47,000, and other benefits otaling approximately $22,300 (including Walmart's matching contributions to Ms. Bray's 401(k) Plan account and health insurance premiums). In fiscal 2018, M . Bray also received a grant of 890 restricted stock units having a calculated value of approximately $65,000 at the date of grant. Ms. Bray continues to be an associate, and, in fiscal 2019, she m y receive compensation and other benefits in amou ts similar to or greater than those she received during fiscal 2018

○ Jason Turner, a store manager for a Walmart Neighborhood Market, is the brother-in-law of John R. Furner, an Executive Officer. For fiscal 2018, Walmart paid Mr. Turner a salary of approximately $86,400, a payment pursuant to the cash incentive plan of approximately $52,000, and other benefits otaling approximately $12,300 (including Walmart's matching contributions to Mr. Turner's 401(k) Plan account and health insurance premiums). Mr. Turner continues to be an associate, and, in fiscal 2019, he m y receive compensation and other benefits in amou ts similar to or greater than those he received during fiscal 2018

○ Stephen Furner, a store manager for a Walmart Neighborhood Market, is the father of John R. Furner, an Executive Officer. For fiscal 2018 Walmart paid Mr. Stephen Furner a salary of approximately $86,400, a payment pursuant to the cash incentive plan of approximately $55,000, and other benefits otaling approximately $100. Mr. Stephen Furner continues to be an associate, and, in fiscal 2019, he m y receive compensation and other benefits in amou ts similar to or greater than those he received during fiscal 2018

Other Transactions

During fiscal 2018, certain banking subsidiaries of a bank holding company that is collectively owned by Mr. Jim C. Walton, Mr. S. Robson Walton, and certain members of the Walton family and related trusts, made payments to Walmart in the aggregate amount of approximately $336,000 for supercenter, discount store, and Neighborhood Market banking facility rent pursuant to negotiated arrangements. The banking subsidiaries made other payments to Walmart pursuant to similar arrangements that were awarded by Walmart on a competitive-bid basis. The leases of banking facility space in various stores remains in effect, and we anticipate that in fiscal 2019 such banking subsidiaries will pay Walmart approximately $330,000 pursuant to those leases not awarded on a competitive-bid basis. Mr. Jim C. Walton is the father of Mr. Steuart L. Walton, a director of Walmart. We do not believe that either Walmart or the members of the Walton family have a direct or indirect material interest in any of the transactions between Walmart and the banking subsidiaries.

Director Compensation

Walmart's compensation program for Outside Directors is intended to:

o provide fair compensation commensurate with the work required to serve on the Board of a company with Walmart's size, scope, and complexity;

o align directors' interests with the interests of Walmart shareholders; and

o be easy to understand and communicate, both to our directors and to our shareholders.

Each year, the CMDC and Board undertake a comprehensive review of Outside Director compensation including a comparison of director compensation at Walmart's peer group companies. Based on this review, the CMDC and Board determined to make no changes to Walmart's Outside Director compensation for the term beginning at the 2018 Annual Shareholders' Meeting, with the exception of introducing an additional retainer for the Chair of the NGC, as described below.

Components of Director Compensation

Our Outside Director compensation program consists of the following primary components:

Who is Eligible	Component	Annual Amount	Form of Payment
Base Compensation – All Outside Directors	Annual Stock Grant	$175,000	Shares
	Annual Retainer	$ 90,000	Cash
Additional Fees – Some Outside Directors	Non-Executive Chairman Retainer	$200,000	50% Shares/50% Cash
	Lead Independent Director Retainer	$ 30,000	Cash
	Audit and CMDC Chair Retainers	$ 25,000	Cash
	NGC, SPFC and TeCC Chair Retainers	$ 20,000	Cash

Other Compensation

Each Outside Director who attends in person a Board meeting held at a location that requires intercontinental travel from his or her residence is paid an additional $4,000 meeting attendance fee. Also, each member of the Audit Committee received an additional fee during fiscal 2018. Since 2011, the Audit Committee has been conducting an internal investigation into, among other things, alleged violations of the U.S. Foreign Corrupt Practices Act (the "FCPA") and other alleged crimes or misconduct in connection with certain foreign subsidiaries, and whether prior allegations of these violations and/or misconduct were appropriately handled by Walmart. The Audit Committee and Walmart have engaged outside counsel from a number of law firms and other advisors who are assisting in the ongoing investigation of these matters. This investigation continues to result in a significant increase in the workload of the Audit Committee members, and during fiscal 2018, the Audit Committee members received frequent updates regarding the investigation via conference calls and other means of communication with outside counsel and other advisors. In light of this continuing significant additional time commitment, during fiscal 2018, the Audit Committee Chair received an additional fee of $90,000, and the other members of the Audit Committee received an additional fee of $45,000.

Form and Timing of Payment

Stock grants to Outside Directors are made annually upon election to the Board at our annual shareholders' meeting, which was most recently held on June 2, 2017. Each Outside Director may elect to defer the receipt of this stock grant in the form of stock units that are settled in Shares following the end of the director's Board service. The other components of Outside Director compensation listed above are paid quarterly in arrears. Each Outside Director can elect to receive these other components in the form of cash, Shares (with the number of Shares determined based on the closing price of Shares on the NYSE on the payment date), deferred in stock units, or deferred into an interest-credited cash account.

Director Stock Ownership Guidelines

Each Outside Director is required to own, within fi e years of his or her initial election to the Board, Shares or deferred stock units with a value equal to fi e times the annual retainer portion of the Outside Director compensation established by the Board in the year the director was initially elected. All Outside Directors who have reached the fi e-year compliance date own suffici t Shares or deferred stock units to satisfy this requirement.

Director Compensation for Fiscal 2018

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	All Other Compensation ($) (g)	Total ($) (h)
James I. Cash, Jr.	**176,593**	**175,005**	**1,701**	**353,299**
Pamela J. Craig	**38,077**	**0**	**0**	**38,077**
Timothy P. Flynn	**205,070**	**175,005**	**1,654**	**381,729**
Carla A. Harris	**52,152**	**175,005**	**0**	**227,157**
Thomas W. Horton	**146,593**	**175,005**	**915**	**322,513**
Marissa A. Mayer	**89,985**	**175,005**	**2,210**	**267,200**
Gregory B. Penner	**190,036**	**275,007**	**0**	**465,043**
Steven S Reinemund	**112,953**	**175,005**	**0**	**287,958**
Kevin Y. Systrom	**109,964**	**175,005**	**0**	**284,969**
S. Robson Walton	**90,000**	**175,005**	**0**	**265,005**
Steuart L. Walton	**89,985**	**175,005**	**0**	**264,990**
Linda S. Wolf	**48,654**	**0**	**167**	**48,821**

Explanation of information in the columns of the table:

Name (column (a))

C. Douglas McMillon is omitted from this table because he received compensation only as an associate of our company during fiscal 2018 and did not receive any additional compensation for his duties as a director. Sarah J. Friar is omitted from this table because she was appointed to the Board after the end of fiscal 2018 and therefore did not receive any compensation from Walmart during fiscal 2018.

Fees Earned or Paid in Cash (column (b))

Certain Outside Directors elected to either receive Shares in lieu of some or all of these amounts or defer these amounts in the form of deferred stock units, as shown below. These amounts were converted into Shares or deferred stock units quarterly using the closing price of a Share on the NYSE as of the respective payment dates.

Director	Amount ($)	Number of Shares Received in Lieu of Cash	Number of Deferred Stock Units in Lieu of Cash
Timothy P. Flynn	205,070	—	2,350
Carla A. Harris	26,067	305	—
Marissa A. Mayer	89,985	—	1,125
Gregory B. Penner	190,036	—	2,376
Kevin Y. Systrom	109,964	1,375	—
Steuart L. Walton	89,985	—	1,125

Stock Awards (column (c))

In accordance with SEC rules, the amounts in this column are the aggregate grant date fair value of stock awards granted during fiscal 2018, computed in accordance with the stock-based accounting rules that are part of GAAP (as set forth in Financial Accounting Standards Board's Accounting Standards Codification Topic 718). Each Outside Director other than Mr. Penner that was elected to the Board at the 2017 Annual Shareholders' Meeting received a stock award of 2,198 Shares ($175,000 divided by $79.62, the closing price of a Share on the NYSE on the grant date, and rounded to the nearest Share). Mr. Penner received a stock award of 3,454 Shares ($275,000 divided by $79.62, rounded to the nearest Share). Dr. Cash, Mr. Flynn, Ms. Mayer, Mr. Penner, Mr. Rob Walton, and Mr. Steuart Walton elected to defer these Shares in the form of deferred stock units. Ms. Craig and Ms. Wolf did not stand for re-election at the 2017 Annual Shareholders' Meeting and, therefore, did not receive a stock grant during fiscal 2018.

Option Awards and Non-Equity Incentive Plan Compensation (columns (d) and (e))

We do not issue stock options to our Outside Directors and do not provide our Outside Directors with any non-equity incentive plan compensation. Therefore, we have omitted these columns from the table.

Change in Pension Value and Non-Qualified Deferred Compensation Earnings (column (f))

While directors are permitted to defer cash retainers into an interest-credited account under the Director Compensation Deferral Plan, none of our current directors have elected to do so and do not have any balances in any such account. Therefore, we have omitted this column from the table.

All Other Compensation (column (g))

The amounts in this column include tax gross-up payments paid during fiscal 2018 relating to imputed income attributable to spousal travel expenses, meals, and related activities in connection with certain Board meetings during fiscal 2018. The cost of the underlying spousal travel expenses, meals, and related activities for each of the other directors is omitted from this column because the total incremental cost for such benefits for each director was less than $10,000.

Proposal No. 2
Advisory Vote to Approve Named Executive Officer Compensation

We are asking our shareholders to approve, on a non-binding advisory basis, under Section 14A of the Exchange Act, the compensation of our NEOs as disclosed in this proxy statement. We have held a similar shareholder vote every year since 2011 and expect to hold a similar vote at the 2019 Annual Shareholders' Meeting.

As described in the CD&A, our executive compensation program is designed with an emphasis on performance and is intended to closely align the interests of our NEOs with the interests of our shareholders. The CMDC regularly reviews our executive compensation program to ensure that compensation is closely tied to aspects of our company's performance that our Executive Officers can impact and that are likely to have an impact on shareholder value.

Our compensation program is also designed to balance long-term performance with shorter-term performance and to mitigate any risk that an Executive Officer would be incentivized to pursue good results with respect to a single performance measure, company segment, or area of responsibility to the detriment of our company as a whole.

In the CD&A, we discuss why we believe the compensation of our NEOs for fiscal 2018   as appropriately aligned with our company's performance during fiscal 2018. The CD&A also describes feedback we received regarding our executive compensation program during our shareholder outreach efforts, and is intended to provide additional clarity and transparency regarding the rationale for and philosophy behind our executive compensation program and practices. We urge you to read carefully the CD&A, the compensation tables, and the related narrative discussion in this proxy statement when deciding how to vote on this proposal.

The vote on this proposal is advisory, which means that the vote will not be binding on Walmart, the Board, or the CMDC. However, the Board and CMDC value our shareholders' opinions, and the CMDC will consider the results of the vote on this proposal when making future decisions regarding executive compensation and when establishing our NEOs' compensation opportunities.

In view of the foregoing, shareholders will vote on the following resolution at the 2018 Annual Shareholders' Meeting:

RESOLVED, that the company's shareholders hereby approve, on an advisory basis, the compensation of the Named Executive Officers of Walmart as disclosed in Walmart's proxy statement for the 2018 Annual Shareholders' Meeting in accordance with the Securities and Exchange Commission's compensation disclosure rules.

FOR   The Board recommends that shareholders vote FOR this proposal.

Executive Compensation



Compensation Discussion and Analysis

In this section, we describe our executive compensation philosophy and program that support our strategic objectives and serve the long-term interests of our shareholders. We also discuss how our CEO, CFO, and other Named Executive Officers (our NEOs) were compensated in fiscal 2018 and desc ibe how their compensation fits within our xecutive compensation philosophy. For fiscal 2018, our NEOs were:

C. Douglas McMillon

President and Chief Executive Officer

M. Brett Biggs

Executive Vice President and Chief Financial Officer

Gregory S. Foran

Executive Vice President, President and CEO, Walmart U.S.

John R. Furner

Executive Vice President, President and CEO, Sam's Club

Marc E. Lore

Executive Vice President, President and CEO, Walmart U.S. eCommerce

Table of Contents
This CD&A is organized as follows:

1 Executive Summary

Fiscal 2018 Highlights

Our Strategy

Fiscal 2018 marked the continuation of a transformational period of investment for Walmart, as we continued to implement our strategy to become the first company to deliver a seamless shopping experience at scale. Regardless of how our customers choose to shop with us – in stores, online, on a mobile device, or in any combination of these – we aim to deliver a fast and convenient shopping experience. During the year, we continued to articulate four key areas of focus to drive continued success:



Make every day easier for busy families

- Price and value
- Be great merchants
- Easy, fast, friendly, and fun experience



Change how we work

- Invest in/empower associates
- Create a high-performance culture
- Strengthen diversity and inclusion
- High-performance digital enterprise



Deliver results and operate with discipline

- Strong, efficient growth
- Consistent operating discipline
- Strategic capital allocation



Be the most trusted retailer

- Model excellence in global compliance and ethics
- Lead on social and environmental issues
- Contribute to the communities where we operate

Our Performance

Since the beginning of fiscal 2018, we have continued to deliver on these key strategic priorities in a challenging and highly competitive global environment. Key accomplishments included:

Accelerated innovation by introducing **free 2-day shipping, expanding online grocery**, and completing additional eCommerce acquisitions

Continued **incremental price investments** for customers in the U.S. and certain international markets

Slowed new store openings and **prioritized growth from comp sales and eCommerce**

Increased starting hourly wage in the U.S. to **$11/hour** and paid over **$625 million in bonuses** to hourly Walmart U.S. store associates

Invested in our associates through expanded **maternity and parental leave** and a new **adoption benefi**

Expanded to nearly **200 Walmart Academies** with more than **250,000 associates** completing the Academy training program

As we execute our strategy, we are seeing momentum in our business, with improving customer satisfaction and good financial results:

Surpassed **$500 billion total revenue** for the firs time in our company's history, an increase of approximately **3%**

2.1% Walmart U.S. comp sales growth, our highest growth since 2009

Walmart U.S. eCommerce sales of $11.5 billion, an increase of **44%**

Sam's Club comp sales growth excluding fuel, of 2.0%, and including fuel sales, Sam's Club comp sales grew **3.0%**

$14.4 billion returned to shareholders through dividends and share repurchases; announced dividend increase for the **45th** consecutive year

EPS of $3.28 and **adjusted EPS of $4.42**, with adjusted EPS exceeding our initial full-year guidance

Comparable sales for the 52-week period ended January 26, 2018, compared to the 52-week period ended January 27, 2017. For more information regarding our fiscal 2018 financial performance, see our Annual Report on Form 10-K for fiscal 2018 filed with the SEC on March 30, 2018. Certain financial measures discussed above are non-GAAP measures under the SEC's rules. See Annex A for more information about how we calculate these financial measures, why those financial measures provide important information, and, where required, reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Our Executive Compensation Philosophy and Framework

Our executive compensation programs are intended to motivate and retain key executives, with the ultimate goal of generating strong operating results and delivering solid returns to our shareholders. We have developed our compensation programs to support our enterprise strategy and to align our leadership team with our culture, strategy, and structure.

Our executive compensation program is built upon our global compensation framework:

Pay for performance by tying a majority of executive compensation to pre-established, quantifiabl performance goals.

Use performance metrics that are **understandable**, that are **tied to key retail performance indicators**, and that our executives have the **ability to impact**.

Provide **competitive pay** to attract and retain highly-qualified xecutives.

Align management interests with the interests of our shareholders by providing long-term incentives in the form of equity.

Establish performance goals that are **aligned with our enterprise strategy and financial plan** .

Encourage **leadership accountability** by tying a higher percentage of compensation to performance at higher levels of seniority.

Our Executive Compensation Practices are Aligned with Shareholders' Interests

What we do	What we do NOT do
○ Directly link pay and performance	⊗ No employment contracts
○ Mitigate risk by using a variety of performance measures	⊗ No change-in-control benefit
○ CMDC's independent compensation consultant evaluates rigor of performance goals and has consistently found target goals to be challenging	⊗ No pension or similar retirement plans in the U.S.
○ Subject annual and long-term incentives to recoupment and forfeiture provisions	⊗ No hedging or short sales of Walmart stock permitted
○ Maintain robust stock ownership guidelines	⊗ No recycling of shares used for taxes or option exercises
○ CMDC's independent compensation consultant has consistently determined that CEO realizable pay is aligned with performance	⊗ No dividends or equivalents paid on unvested performance share units or performance-based restricted stock units
○ Conduct extensive shareholder outreach on executive compensation	⊗ No unapproved pledging of Walmart stock
○ Hold annual shareholder "say on pay" vote	⊗ No excessive perquisites

Our Executive Compensation Program Emphasizes Performance

Our executives' total direct compensation, or TDC, is heavily weighted towards performance and appropriately balances annual and long-term rewards:

Fiscal 2018 Total Direct Compensation (at target)

CASH

Base Salary
- Smallest component of target TDC
  CEO: about 6%
  Other NEOs: about 9%–15%

Annual Incentive
- **CEO:** about 19% of target TDC
  Other NEOs: about 16%–29% of target TDC
- Based on operating income and sales-related metrics, as well as compliance and diversity goals
- Pays out between 0% and 125% of target (37.5% if threshold goals met)



Performance Based

EQUITY

Retention Stock
- **CEO:** about 18% of target TDC
  Other NEOs: about 12%–17% of target TDC
- 3-year vesting period

Performance Equity
- Largest component of target TDC
  CEO: about 58%
  Other NEOs: about 44%–58%
- Based on ROI and sales performance during the first ear of a 3-year vesting period
- Pays out between 0% and 150% of target (50% if both threshold goals met)

CEO Pay is Aligned with Performance

CEO Realized Pay



- CEO Realized Pay ($ in Millions)
- Indexed Total Shareholder Return (TSR)

(1) Realized pay includes base salary, annual incentive earned for the fiscal year shown, restricted stock vested in the fiscal year shown, and performance-based equity with a performance period ending during the fiscal year shown. Equity awards are valued using the closing price of Walmart common stock on the day prior to the vesting date.

(2) TSR illustrates the total shareholder return on Walmart common stock during the three fiscal years ending January 31, 2018, assuming $100 was invested on the first day of fiscal 2016 and assuming reinvestment of all dividends.

Our Shareholder Engagement on Executive Compensation

Our Board actively seeks and values feedback from shareholders. Over the past several years, in addition to our day-to-day interactions with investors, we have expanded our shareholder engagement to include an annual outreach program focused on strategy, governance, executive compensation, and other topics suggested by our shareholders. Since our 2017 Annual Shareholders' Meeting, we invited most of our 60 largest institutional shareholders, representing over 500 million Shares, to participate in this outreach program, and we ultimately engaged with shareholders representing approximately 450 million Shares. We also had conversations with leading proxy advisory fi ms.

This engagement gave us an opportunity to discuss our strategy, our commitment to corporate governance and executive compensation practices, and how our governance and compensation practices help to support our strategy. While our shareholders expressed a wide range of perspectives in these meetings, we received generally positive feedback on our strategy, our recent changes to our Board and committee structure to support that strategy, our executive compensation program, and recent enhancements to our proxy statement disclosures. Additionally, our 2017 say-on-pay proposal received 83.1% support. The feedback we receive from our shareholders, including the results of our say-on-pay proposal, is regularly communicated to the CMDC, the NGC, and the Board, and helped inform the changes to our executive compensation program for fiscal 2018 desc ibed below.

Executive Compensation Program Changes for Fiscal 2018

During fiscal 2017, the CMDC   versaw a comprehensive review of our overall compensation and performance management programs to ensure that our programs continue to be aligned with our strategy as we transform our business to deliver a seamless shopping experience at scale. As a result of this review, the CMDC approved changes to our programs with the goals of ***increasing differenti tion*** for high performance, ***balancing long-term and short-term incentives***, and ***simplifying our long-term incentive plan***. Key changes, which took effect beginning in fiscal 2018, include the ollowing:

What we changed	Why we made this change
Introduced greater differentiation to annual salary adjustments tied to individual performance	Allows us to reward high performers and emphasize the link between pay and performance
Reduced annual cash incentive opportunities by 25%; reallocated to long-term performance-based restricted stock units	Appropriately balances short-term and long-term goals and increases focus on long-term results
Replaced performance share units – which vested based on average performance over three separate performance periods – with performance equity, which has a one-year performance period followed by an additional two-year vesting period	Promotes simplicity and understandability of performance goals, while retaining long-term focus and shareholder alignment of program over a three-year period

2 NEO Compensation Components and Pay Mix

What are the primary components of our fiscal 2018 NEO compensation packages?

There are three components of our executives' fiscal 2018 TDC: base salary, annual cash incentive, and long-term equity:

Component	Description/Objective	Performance Metrics	Form and Timing of Payout
Base Salary	Fixed base of cash compensation commensurate with job responsibilities and experience	Subject to annual adjustment based on individual performance	Paid in cash bi-weekly, unless voluntarily deferred
Annual Cash Incentive	Variable pay intended to incentivize performance against key operational metrics, depending on position Goals are set at the beginning of the fiscal year and aligned with operating plan and public guidance	• Sales • Operating Income • Also tied to diversity/inclusion and ethics/compliance goals	Paid in cash after the end of the fiscal year, unless voluntarily deferred
Long-Term Equity Performance Equity ~77%	Variable pay intended to incentivize performance against metrics aligned with our long-term strategic goals	• ROI • Sales • Value realized also depends on stock performance	Paid in Shares after the end of a three-year vesting period, unless voluntarily deferred; payout based on performance during first year of vesting period
Retention Stock ~ 23%)	Intended to align executives' long-term interests with our shareholders' interests and promote retention	Value realized depends on stock performance	Paid in Shares with three year cliff vesting

How much of our NEOs' TDC is performance-based?

As shown in the charts below, a substantial majority of our NEOs' fiscal 2018 target TDC was performance-based.



5.9% Base Salary
17.7% Retention Stock
18.7% Annual Cash Incentive
57.7% Performance Equity

CEO

76.4%
Performance Based



10.4% Base Salary
15.1% Retention Stock
22.7% Annual Cash Incentive
51.8% Performance Share Units (PSU)

Other NEOs Combined

74.5%
Performance Based

3 Executive Compensation Governance and Process

At Walmart, we are committed to the highest standards of compensation governance. We design and administer our executive compensation program to motivate and retain key executives to drive our strategy, generate strong operating results, and deliver solid returns to our shareholders. Our compensation programs are also intended to align the interests of our leadership team with our shareholders and to promote our pay-for-performance culture and philosophy.

Who sets executive compensation at Walmart?

The CMDC, which consists of four independent directors, is responsible for establishing and approving executive compensation for all officers subject to Section 16, including the CEO and other NEOs, and for overseeing our executive compensation program (see page 23 for more information about the CMDC).

The CMDC considers a variety of factors in setting Total Direct Compensation for our NEOs, including:

- the overall financial and operating performance of our company and its operating segments and/or areas of responsibility;
- each NEO's individual performance and contributions to the achievement of financial goals and operational milestones;
- the performance of each executive's business unit or function against pre-determined financial objectives;

- each NEO's job responsibilities, expertise, historical compensation, and years and level of experience;
- our overall succession planning and the importance of retaining each NEO and each NEO's potential to assume greater responsibilities in the future; and
- peer group benchmarking data and compensation analyses (see pages 45-47 for more details).

For our CEO. Our CEO has no role in determining his own compensation, which is set by the CMDC in consultation with our Chairman and with input from the CMDC's independent compensation consultant and Walmart's Global People division.

For other Executive Officers, including our NEOs. Our CEO makes recommendations to the CMDC regarding the compensation of our NEOs and other Executive Officers. He bases these recommendations on, among other factors, those listed above.

The CMDC reviews these recommendations and may set a particular NEO's TDC at a different amount as it deems appropriate.

Role of the CMDC's Independent Compensation Consultant

Since early 2010, the CMDC has engaged Pay Governance LLC ("Pay Governance") as its independent executive compensation consultant. Under the terms of its engagement, Pay Governance reports directly and exclusively to the CMDC; the CMDC has sole authority to retain, terminate, and approve the fees of Pay Governance; and Pay Governance may not be engaged to provide any other services to Walmart without the approval of the CMDC. Other than its engagement by the CMDC, Pay Governance does not perform and has never performed any other services for Walmart. The CMDC's independent consultant attends and participates in CMDC meetings at which executive compensation matters are considered, and performs various analyses for the CMDC, including:

- peer group benchmarking;
- realizable pay analyses;
- analyses regarding the alignment of pay and performance;

- analyses of the correlation between performance measures and shareholder return; and
- assessments of the difficulty of attaining performance goals.

The CMDC annually reviews the independence of Pay Governance in light of SEC rules and NYSE Listed Company Rules regarding compensation consultant independence and has affirmatively concluded that Pay Governance is independent from Walmart and has no conflicts of interest relating to its engagement by the CMDC.

How is peer group data used by the CMDC?

The CMDC reviewed publicly available compensation information for three separate peer groups when establishing fiscal 2018 TDC for our executives. Walmart is significantly larger than most of our peer group companies, and as the world's largest retailer, we believe that our size, extensive international presence, and complex operations result in our NEOs' jobs having a greater level of complexity than similar jobs at many of our peer group companies. For this reason, the CMDC seeks to set our NEOs' target TDC at competitive levels relative to our peer groups; however, peer group compensation information is only one factor in the CMDC's decision-making process. The CMDC's independent compensation consultant has done a statistical analysis of our NEOs' target TDC and found that, on a size-adjusted basis, our NEOs' target TDC are near the median of comparable positions within our peer groups. See pages 57-61 for more information regarding how our NEOs' TDC compares with our peer groups.

Retail Industry Survey. This peer group allows the CMDC to compare our NEO compensation to that of our primary competitors in the retail industry. For fiscal 2018, the etail Industry Survey included all publicly-traded retail companies with significa t U.S. operations with annual revenues exceeding approximately $10 billion:



(in billions)

$485.9

$20.7

FY17 Revenue

■ Walmart   ■ Peer Group Median

Amazon.com, Inc.	L Brands, Inc.
AutoNation, Inc.	Lowe's Companies, Inc.
AutoZone, Inc.	Macy's, Inc.
Bed Bath & Beyond Inc.	Nordstrom, Inc.
Best Buy Co., Inc.	Office Depot, Inc.
CarMax, Inc.	Penske Automotive Group, Inc.
Costco Wholesale Corporation	Rite Aid Corporation
CVS Health Corporation	Ross Stores, Inc.
Dollar General Corporation	Sears Holdings Corporation
Dollar Tree, Inc.	The Sherwin-Williams Company
The Gap, Inc.	Staples, Inc.
Group 1 Automotive, Inc.	SUPERVALU INC.
The Home Depot, Inc.	Target Corporation
J. C. Penney Company, Inc.	The TJX Companies, Inc.
Kohl's Corporation	Walgreens Boots Alliance, Inc.
The Kroger Co.	Whole Foods Market, Inc.

Select Fortune 100. This group of peer companies was chosen from among the Fortune 100 by our Global People division, with input from the CMDC's independent compensation consultant. The Select Fortune 100 includes companies whose primary business is not retailing but that are similar to us in one or more ways, such as global operations or complexity of business model or operations. We excluded retailers from this group because those companies were already represented in the Retail Industry Survey. We also excluded companies with business models that are broadly divergent from ours, such as financial institutions and ene gy companies. For fiscal 2018 those   ompanies were:



(in billions)

$485.9

$61.8

FY17 Revenue

■ Walmart   ■ Peer Group Median

Archer-Daniels-Midland Company	Johnson & Johnson
AT&T Inc.	Johnson Controls, Inc.
Caterpillar Inc.	McKesson Corporation
Cisco Systems, Inc.	Microsoft Corporation
The Coca-Cola Company	Mondelez International, Inc.
FedEx Corporation	PepsiCo, Inc.
Ford Motor Company	Pfi er Inc.
General Electric Company	The Procter & Gamble Company
HP Inc.	Twenty-First Century Fox, Inc.
Honeywell International Inc.	Tyson Foods, Inc.
Ingram Micro Inc.	United Parcel Service, Inc.
Intel Corporation	Verizon Communications Inc.
International Business Machines Corporation	

Top 50 Market Capitalization. While the Select Fortune 100 includes many larger companies than the Retail Industry Survey, Walmart is still the largest company within the Select Fortune 100 in terms of revenues, and is the third largest in terms of market capitalization. To take into account this size discrepancy and the corresponding complexity of our NEOs' job responsibilities, the CMDC also benchmarks our NEOs' pay against the 50 largest public companies (including selected non-U.S. based companies), excluding Walmart, in terms of market capitalization at the time of the review. Even among the Top 50, Walmart is the largest company in terms of revenue, and in the top quartile in terms of market capitalization. For fiscal 2018 the Top 50 companies were:



(in billions)

$485.9

$53.8

FY17 Revenue

■ Walmart ■ Peer Group Median

AbbVie Inc.	International Business Machines Corporation
Allergan plc	Johnson & Johnson
Alphabet Inc.	MasterCard, Incorporated
Altria Group, Inc.	McDonald's Corporation
Amazon.com, Inc.	Medtronic Public Limited Company
Amgen Inc.	Merck & Co., Inc.
Anheuser-Busch InBev SA/NV	Microsoft Corporation
Apple Inc.	Nestlé S.A.
AT&T Inc.	Novartis AG
Berkshire Hathaway Inc.	Novo Nordisk A/S
Bristol-Myers Squibb Company	Oracle Corporation
British American Tobacco plc	PepsiCo, Inc.
Chevron Corporation	Pfi er Inc.
Cisco Systems, Inc.	Philip Morris International Inc.
The Coca-Cola Company	The Procter & Gamble Company
Comcast Corporation	Roche Holding AG
CVS Health Corporation	Royal Dutch Shell plc
Exxon Mobil Corporation	Sanofi S.A
Facebook, Inc.	Tencent Holdings Ltd
General Electric Company	Total S.A.
Gilead Sciences, Inc.	Unilever N.V.
GlaxoSmithKline plc	UnitedHealth Group Incorporated
The Home Depot, Inc.	Verizon Communications Inc.
HSBC Holdings plc	Visa Inc.
Intel Corporation	The Walt Disney Company

The CMDC uses benchmarking data as a general guide to setting appropriately competitive compensation consistent with our emphasis on performance-based compensation. The CMDC did not attempt to quantify or otherwise assign any relative weightings to any of these peer groups or to any particular members of a peer group when benchmarking against them.

While the benchmarking data is generally used for comparable positions, the CMDC also reviews peer group data for retail CEO positions for purposes of benchmarking the compensation of our executives who lead our operating segments. These executives have significa t responsibilities and lead organizations that, considered separately from the rest of our company, are larger than many of the other retailers in the retail peer group, and we believe that these positions are often comparable to or carry greater responsibilities than CEO positions at many of our peer group companies. In addition, from a competitive standpoint, we believe that it is more likely that these leaders would be recruited for a CEO position in the retail industry or elsewhere, rather than for a lateral move to lead an operating segment of a company. Therefore, the CMDC also benchmarks these executives' compensation against the compensation of CEOs within our retail peer group.

What other information does the CMDC consider when setting executive pay?

Individual Performance
The CMDC considers the individual performance of each NEO, including each NEO's contributions to our key strategic priorities and operational goals, as described under "Fiscal 2018 NEO Pay and Performance Summaries" beginning on page 57.

CEO Pay and Performance Alignment
The CMDC reviews an assessment by Pay Governance regarding the alignment of our CEO's pay with our company's performance, including the appropriateness of our CEO's pay opportunity compared to peers and the alignment of our CEO's realizable pay and our performance relative to our peer group companies. Pay Governance concluded that, on a size-adjusted basis, our CEO's fiscal 2018 p y opportunity and realizable pay are aligned with Walmart's relative performance.

Tally Sheets
The CMDC also reviews "tally sheets" prepared by our company's Global People division. These tally sheets summarize the total value of the compensation realizable by each NEO for the upcoming fiscal ear and quantify the value of each element of that compensation, including perquisites and other benefit . The tally sheets also quantify the amounts that would be owed to each NEO upon retirement or separation from our company.

Shareholder Feedback
Our shareholders have expressed support for our executive compensation program at each of our last seven annual shareholders' meetings. The CMDC considered that support, as well as other feedback from our shareholders, when designing our executive compensation program and establishing our NEOs' compensation opportunities for fiscal 2018

Summary of Compensation Setting Process

This chart summarizes the process and analyses the CMDC considers when setting executive compensation and validating our pay targets. CMDC's independent compensation consultant, Pay Governance, performs various pay-for-performance analyses for the CMDC.

Process/Analysis	Data Source/ Responsibility	Purpose	How it's Used	When it's conducted
Review of Annual and Long-term Business Plans	• Board • SPFC • CDMC • Management	Establish performance goals aligned with annual operating plan and long-term objectives	To review choice of incentive metrics and ensure they support strategic initiatives and drive results tied to shareholder value	**September – January**
Individual Performance Assessments	• Board • CDMC • CEO (for other NEOs) • Global People Division	Evaluate individual performance of CEO and other NEOs against performance measures	To determine award payments for current year, determine merit increases (if any) and adjust individual award opportunities for the next award cycle	**January**
Peer Group Benchmarking	• Independent compensation consultant • Publicly available compensation information for three separate peer groups	Setting pay and establishing Target TDC	Benchmarking data is used as a general guide to setting appropriately competitive compensation consistent with our emphasis on performance-based compensation To set our NEOs' target TDC at competitive levels relative to our peer groups • A statistical analysis of our NEOs' target TDC determined that, on a size-adjusted basis, our NEOs' target TDC are near the median of comparable positions within our peer groups	**January**
Pay-for-Performance Alignment	• Independent compensation consultant • Publicly available financial and compensation information	Evaluate pay and performance to validate pay-for-performance alignment of individual compensation plans	To assess achievement under incentive plans, Pay Governance conducts: • realizable pay analyses; • analyses regarding the alignment of pay and performance; • analyses of the correlation between performance measures and shareholder return; and • assessments of the difficulty of attaining performance goals	**January**
Tally Sheets	• Global People division	Evaluating total compensation and internal pay equity	Tally sheets: • Summarize the total value of the compensation realizable by each NEO for the upcoming fiscal year; • Quantify the value of each element of that compensation, including perquisites and other benefits; an • Quantify the amounts that would be owed to each NEO upon retirement or separation from our company	**January**
Company Achievement of Performance Goals	• Board • CDMC • Management	Assess current year company performance against financial and operating metrics	To determine award payments for the recently completed fiscal year and set target levels for following year To assess the ease or difficulty of attaining performance goals and whether adjustments need to be made to incentive metrics for following award cycle	**February – March**
Shareholder Outreach	• Board • Management • Investor Relations	Obtain investor feedback on our executive compensation program	To understand investor expectations and monitor trends in executive compensation; used to evaluate compensation policies, practices, and plans • Shareholder feedback helped inform the changes to our executive compensation program for fiscal 2018	**Ongoing**

4 Fiscal 2018 Performance Metrics

What financial pe formance metrics are used in our incentive programs, and why did the CMDC select these metrics?

Our NEOs' performance-based pay for fiscal 2018   as based on achieving objective, pre-established financial goals or the following metrics:

2018 Financial Performance Metrics



Annual Cash Incentive	**75%** Operating Income (total company and/or divisional*) — **25%** Sales (total company and/or divisional)*
Long-term Performance Share Units	**50%** ROI (total company*) — **50%** Sales (total company and/or divisional)*

* For purposes of our incentive programs, total company and International sales, operating income, and ROI are calculated on a constant currency basis and exclude certain items, such as revenue from fuel sales. See page 56 for more information.

The CMDC concluded that the metrics described above are appropriate and effective in driving results tied to shareholder value. In reaching this conclusion, the CMDC considered the following factors:

○ **These performance metrics are aligned with our enterprise strategy and can be impacted by our executives.** Unlike metrics tied to stock price or shareholder return, our executives can have a direct impact on our sales, operating income, and ROI. Furthermore, unlike earnings per share and other share-based metrics, sales, operating income, and ROI are not materially impacted by our share repurchase program.

○ **These metrics are important for judging retail performance.** Sales, operating income, and ROI measures have historically been, and continue to be, important indicators of retail performance, and we believe that our performance in these areas is important to our shareholders.

○ **The CMDC believes that success with respect to these metrics will support shareholder value over the long term.** The CMDC's independent compensation consultant has reviewed the historical correlation of various performance metrics and TSR within the retail industry and found that the metrics used in our incentive plans are aligned with TSR in the retail industry. We believe that good performance with respect to these metrics should translate into shareholder value over time.

○ **It is difficult o effectively apply relative TSR and other relative performance metrics to Walmart's executive compensation program.** There are several key differences in our business compared to other publicly-traded retailers in the U.S., including our size, our significa t international operations, our product mix, and our variety of formats. While the CMDC closely monitors Walmart's performance relative to that of our peers when making compensation decisions, the CMDC believes that the best approach for Walmart is to tie our executive compensation to performance metrics that are aligned with our strategy and operating plans and that can be directly impacted by our executives.

○ **The combination of these performance metrics mitigates risk.** Using a combination of performance metrics mitigates the risk that our executives could be motivated to pursue results with respect to one metric to the detriment of our company as a whole. For example, if management were to prioritize increasing sales by pursuing strategies that would negatively impact profitabili y, resulting increases in incentive pay based on sales should be offset by decreases in incentive pay based on operating income and ROI.

What non-financial metrics were used to assess the performance of our NEOs under our incentive programs for fiscal 2018

Culture, Diversity and Inclusion Goals. Since fiscal 2005, our NEOs and many other management associates have had objectives under our culture, diversity and inclusion program. The CMDC established these objectives because it believes that diversity and inclusion contribute to an engaged and effective workforce. For fiscal 2018, our culture, diversity and inclusion goals program included objectives related to representation and promotion, mentoring, participation in diversity and inclusion events, and development of business-specific diversity and inclusion plans.

Associates subject to our culture, diversity and inclusion goals program have 10% of their annual performance evaluation tied to diversity and inclusion, and can have their annual cash incentive payment reduced by up to 30% if they violate our discrimination and harassment policies.

Based on the report of our chief culture, diversity and inclusion officer, the CMDC determined that each NEO satisfied his or her diversity goals for fiscal 2018

> For more information about Walmart's commitment to diversity and inclusion and key diversity and inclusion initiatives, please see Walmart's 2017 Culture, Diversity and Inclusion Report, which is available on our website at *https://cdn.corporate.walmart.com/11/0d/f9289df649049a38c14bdeaf2b99/2017-cdi-report-web.pdf*.

Ethics and Compliance Goals. Since fiscal 2014, our Executive Officers' cash incentive payments have also been subject to achieving adequate progress in implementing enhancements to the company's global compliance program (now known as our ethics and compliance program). Our company is committed to having and maintaining a strong and effective global ethics and compliance program in every country in which we operate. Consistent with that commitment, over the past few years, our company has made significant improvements to our ethics and compliance program around the world.

2018 Objectives

In early fiscal 2018, our company's senior leadership again developed objectives for implementing further enhancements to our global ethics and compliance program on a prioritized basis.

Objectives covered subject matters such as anti-corruption, anti-money laundering, responsible sourcing, food safety, environmental compliance, health and safety compliance, and licensing and permits. These objectives sought to enhance key elements of our corporate ethics and compliance program, including, but not limited to:

- developing and implementing enhanced compliance protocols and procedures;
- hiring and training of key compliance personnel;
- monitoring and assessment of various elements of the program;
- internal communications; and
- access to information.

If, in the judgment of the Audit Committee, the company had not achieved adequate progress in implementing these objectives, then the CMDC could have exercised negative discretion to reduce or eliminate the fiscal 2018 cash incentive payments to one or more of our Executive Officers. During fiscal 2018, management reported regularly to the Audit Committee regarding ongoing enhancements to our global ethics and compliance program and progress in implementing these objectives.

At the end of fiscal 2018, the Audit Committee determined that, in its qualitative judgment, adequate progress had been achieved in implementing these objectives and reported its determination to the CMDC. Factors relied on by the Audit Committee in making this determination included the progress achieved on workstreams in a variety of ethics and compliance areas and the extent to which that progress reflected sustainable, long-term change in the company's people, processes, systems, and culture. Based on the qualitative assessment of the Audit Committee, the CMDC determined not to exercise negative discretion to reduce or eliminate the cash incentive payments to any of our Executive Officers for fiscal 2018

> For more information about specific enhancements to our global ethics and compliance program during fiscal 2018, please see Doug McMillon's letter about our Global Ethics and Compliance Program, which is available on our website at *https://corporate.walmart.com/global-responsibility/global-compliance-program-report-on-fiscal-year-2018*.

5 Incentive Goal Setting Philosophy and Process

How does the CMDC set performance goals?

Performance goals are established in the context of, and consistent with, the company's enterprise strategy and financial operating plans each fiscal year. This process begins with the Board's review of the company's overall enterprise strategy and long-term financial plan beginning in the spring and culminating at an annual Board strategic planning meeting. Following the strategic planning meeting, the annual operating plans of the company and each of its operating segments are established with SPFC and Board input. The CMDC then establishes performance goals under our annual and long-term incentive programs that are consistent with these operating plans:

Incentive Plans Informed by Strategic and Financial Planning Process

Long-Range Planning
April - September
- Assess competitive landscape and macro trends
- Refine enterprise strategy and segment-specific initiatives

Annual Operating Plan
September - January
- Develop annual operating plan in light of long-range planning and strategic initiatives
- October investor conference-review strategy and planned capital expenditures

Incentive Plans
January - March
- Review choice of incentive metrics to ensure that they support enterprise strategy
- Establish performance goals aligned with annual operating plan

In fiscal 2016, we articulated our strategy to become the first retailer to deliver a seamless shopping experience at scale. We began executing on this strategy by making significant multi-year investments in our people, technology, and eCommerce supply chain to improve our customers' experience today while positioning Walmart for sustainable growth in the future. We also continued to focus on managing our global portfolio by closing certain underperforming stores and selling certain assets while also continuing our investments in eCommerce, including acquiring eCommerce businesses.

In October 2015, we provided greater visibility into the long-term implications of our strategy by announcing our 3-year financial plan. At that time, highlights of our 3-year financial plan included

- Adding $45 billion to $60 billion in sales growth over a three-year period.
- Generating approximately $80 billion in operating cash flow over a three-year period.
- Investing an incremental $2.7 billion over two years in U.S. associate wage and training initiatives.
- Investing several billion dollars over a three-year period in lower prices for our U.S. customers.

As a result of our strategic investments, operating income and earnings per share were expected to decline during fiscal 2016 and 2017, and be relatively flat in fiscal 2018.

Consistent with our 3-year financial plan, in February 2017 we provided specific guidance regarding earnings per share for fiscal 2018, which at that time we estimated would remain relatively flat. In March of 2017, the CMDC established sales, operating income, and ROI goals for fiscal 2018 under our incentive plans, consistent with our guidance. For example, the total company target operating income and sales goals for fiscal 2018 were as follows:

Incentive Metric	Fiscal 2018 Target Goal (in millions)	% Change from Fiscal 2017 (excluding currency and fuel)
Total Company Operating Income	$ 22,639	-0.5%
Total Company Sales	$ 487,803	3.2%

These incentive goals were established with the intent that performance in line with our operating plans and guidance should result in payouts approximately at target. In order to achieve the maximum payout goals, our performance would have to exceed our operating plans to a significa t degree. Threshold performance goals are set at a level that is attainable and below which the company could not justify a payout. The CMDC's independent compensation consultant annually evaluates the difficu y of our target performance goals and has consistently found these goals to be challenging.

Why does the CMDC set goals each year under our long-term equity incentive program?

The CMDC has found setting goals each year annually for long-term equity awards, with awards having a three-year vesting period, is the most effective approach for our long-term equity incentive program for the following reasons:

As the largest global retailer, Walmart's operating results are signifi antly impacted by macroeconomic and regional economic factors that may change drastically and that are outside of management's control. These economic factors, as well as the rapidly evolving retail industry, make it difficult o forecast accurately over a three-year period. For example, in fiscal 2008, our officers were granted performance shares with three-year sales and ROI performance goals. Subsequently, the global financial d wnturn in 2008 had the effect of making these three-year goals virtually unachievable only a few months into the three-year performance period.

We believe that performance goals cease to be an effective tool in motivating performance if the goals either become unrealistic or too easy to achieve due to macroeconomic factors beyond the control of our executives. While some companies attempt to address the impact of macroeconomic factors by using relative goals in their long-term incentive plans, the CMDC has determined that relative goals are not the right approach for Walmart for the reasons described on page 50.

The CMDC regularly reviews Walmart's performance relative to peers and the relative alignment of pay and performance to ensure that our incentive programs are operating as intended.

Another advantage of this approach is more easily understandable and better aligned performance goals, which the CMDC believes are more effective in motivating performance. Our incentive goals are aligned with our enterprise strategy, business plan, and expectations regarding financial pe formance. These expectations necessarily change from year-to-year based on macroeconomic conditions, strategic investments, and other factors.

For example, if we were to set three-year sales goals, this would result in a situation in which our leaders have three differing sales goals at any one time – one for each outstanding tranche of performance equity.

The CMDC believes that combining annual performance goals with a three-year vesting period effectively balances long-term focus with clear and understandable performance goals. As described on page 43, beginning with the awards granted in January 2017, the CMDC simplifie our long-term equity program by providing for a one-year performance period followed by an additional two-year time-based vesting period.

6 Fiscal 2018 Performance Goals and Performance

What were the fiscal 2018 financial goals under our annual and long term incentive plans?

Our NEOs' performance-based pay for fiscal 2018 as based on achieving objective, pre-established financial goals or the following weighted metrics:



25%
Constant Currency Sales (excluding fuel)
total company and/or divisional

ANNUAL CASH INCENTIVE

75%
Constant Currency Operating Income
total company and/or divisional

50%
Constant Currency Sales (excluding fuel)
total company and/or divisional

LONG-TERM PERFORMANCE EQUITY

50%
Adjusted ROI
total company

In order to make results comparable from year-to-year for purposes of our incentive programs, total company and International sales, operating income, and ROI are calculated on a constant currency basis and exclude certain items, such as revenue from fuel sales

How did we perform in comparison to those goals?

Fiscal 2018 Annual Cash Incentive Goals and Results
(in millions)

Adjusted Constant Currency Operating Income*



Adjusted Constant Currency Sales (excluding fuel)*



---

* In order to make results comparable from year-to-year, we exclude fuel sales, the impact of currency exchange rate fluctuations, and the effects of certain other items from our reported results of operations for incentive plan purposes. See page 56 for more information.

54 Walmart | 2018 Proxy Statement • **CD&A** | **6: Fiscal 2018 Performance Goals and Performance**

Fiscal 2018 Long-Term Performance Equity Goals and Results

Adjusted Constant Currency Sales (excluding fuel)*
(in millions)



Adjusted ROI*



* In order to make results comparable from year-to-year, we exclude fuel sales, the impact of currency exchange rate fluctuations, and the effects of certain other items from our reported results of operations for incentive plan purposes. See page 56 for more information.

How were these results used to determine fiscal 2018 award payouts?

The performance compared to each of the goals shown above was then weighted according to each NEO's performance measure weightings, and was then averaged with results for the prior two years within each three-year performance cycle, as illustrated below. Beginning with the fiscal 2017 grant, our NEOs received performance-based RSUs with a one-year performance period followed by a two-year vesting period ending January 31, 2020.

Fiscal 2015 Grant

Segment	FY 16 Performance	FY 17 Performance	FY 18 Performance		Fiscal 2018 Payout
Walmart U.S.	106.35%	124.83%	121.32%		117.50%
Sam's Club	95.32%	124.07%	124.89%		114.76%
Total Company	104.35%	125.90%	122.46%		117.57%

Fiscal 2016 Grant

Segment		FY 17 Performance	FY 18 Performance	FY 19 Performance
Walmart U.S.		124.83%	121.32%	TBD
Sam's Club		124.07%	124.89%	TBD
Total Company		125.90%	122.46%	TBD

Fiscal 2017 Grant

Segment			FY 18 Performance	Time-based vesting through FY 19 and FY20
Walmart U.S.			121.32%	Scheduled to vest on Jan. 31, 2020 based on continued employment
Sam's Club			124.89%	
Total Company			122.46%	

Why do the results used in our incentive plans differ from our reported results of operations for fiscal 2018

The CMDC's objective in administering our incentive plans is to cause incentive awards to be calculated on a comparable basis from year-to-year, and to ensure that plan participants are incentivized and rewarded appropriately. The CMDC undertakes a rigorous oversight and certific tion process to determine the items to exclude from our reported results of operations for purposes of our incentive plans. **This process is not outcome-driven and includes both positive and negative adjustments to reported results of operations.**

For the reasons above, the following types of items are excluded from our incentive goals and/or our incentive calculations:

○ **Items excluded by the terms of the incentive plans.** Like many other companies, our shareholder-approved incentive plans require that incentive payouts be calculated by excluding the impact of recent acquisitions and divestitures, restructurings and store closings, and similar items on our operating results. For fiscal 2018, i ems excluded by the terms of our incentive plans represented the majority of the difference between our reported sales and operating income and our sales and operating income as calculated for incentive plan purposes.

○ **Items excluded at the time incentive goals are established.** When the CMDC sets incentive goals, it typically excludes the impact of certain items from the performance goals. For example, because as a matter of policy we generally do not hedge for currency exchange rate flu tuations, the CMDC sets incentive goals on a "pegged" currency basis excluding the impact of currency exchange rate flu tuations. Similarly, sales goals that exclude the impact of fuel sales because fuel prices are volatile and subject to significa t flu tuation, which is out of our management's control. Also, in light of our significa t ongoing investments in eCommerce, when the CMDC established fiscal 2018 ope ating income goals for our operating segments, it limited the impact of certain operating losses attributable to the eCommerce operations of those operating segments for incentive plan purposes in order to encourage our segment leaders to make these necessary investments. Losses from eCommerce operations are not limited for purposes of total company incentive goals.

○ **Items excluded so that operating results are calculated on a comparative basis from year-to-year.** Consistent with the terms of our incentive plans, the CMDC may exclude certain other items so that results can be calculated on a comparative basis from year-to-year. During fiscal 2018, these include , among others, the exclusion of expenses related to unplanned bonus payments to our U.S. associates, as well as an accrual related to our ongoing FCPA investigation.

Impact of excluded items on fis al 2018 performance for incentive plan purposes
As shown below, by a significa t margin, the largest items excluded from our fiscal 2018 eported results of operations consisted of (i) items automatically excluded by the terms of our plans, such as the impact of acquisitions, divestitures, and restructurings, and (ii) items pre-determined to be excluded at the time incentive goals were set, such as the impact of currency exchange rate flu tuations, fuel sales, and certain eCommerce losses above the pre-set limit established when goals were set at the beginning of fiscal 2018.

$ in millions	Operating Income			Sales		
Metric	Total Company	Walmart U.S.	Sam's Club	Total Company	Walmart U.S.	Sam's Club
As Reported	$20,437	$17,869	$982	$495,761	$318,477	$59,216
Plan and pre-determined items	$1,706	$1,413	$745	($9,081)	($3,159)	($4,599)
Comparative items	$1,148	$143	$25	($363)	($257)	($105)
Performance for Incentive Plan Purposes	$23,291	$19,425	$1,752	$486,317	$315,061	$54,512

2018 ROI Adjustments for Long-Term Performance Equity Purposes. When calculating ROI for long-term performance equity purposes, we used the adjusted operating income shown in the table above in the row titled "Performance for Incentive Plan Purposes." We also made certain minor adjustments to our average invested capital, which is a component of the ROI calculation, to make the calculation comparable year-over-year. The adjustments to average invested capital had the impact of slightly reducing our ROI for incentive plan purposes. Primarily as a result of applying the incentive plan adjustments to operating income described above, our ROI was 15.3% for purposes of our long-term performance share plan, compared to a reported ROI of 14.2%.

Fiscal 2018 NEO Pay and Performance Summaries

How did our fiscal 2018 pe formance impact our NEOs' compensation?

Doug McMillon – President and CEO

Fiscal 2018 Highlights

In addition to the solid financial pe formance described above on pages 40-41, during fiscal 2018 r. McMillon accelerated Walmart's transformation strategy to become the first ompany to offer a seamless shopping experience at scale.

○ We continued to deliver on our key strategic priorities and saw continued top-line momentum in stores, clubs, and eCommerce.

○ Our adjusted earnings per share exceeded our initial guidance and we experienced significa t stock price appreciation.

○ We accelerated innovation in our business to make shopping faster and easier for our customers.

○ We continued to make investments in our associates, increasing wages, expanding benefit , and opening nearly 200 academies that have trained more than 250,000 associates.



Fiscal 2018 Target TDC
$21.7 million

5.9% Base Salary
17.7% Retention Stock
57.7% Performance Equity
18.7% Annual Cash Incentive

76.4% at risk

Fiscal 2018 Incentive Payouts

Annual cash incentive. As our CEO, Mr. McMillon's annual cash incentive is based on the total company operating income and sales performance, as calculated for incentive plan purposes and as described above on page 56.

Performance Metric	Weighting	Performance (% of Target)	Payout (% of Target)	Fiscal 2018 Incentive Payout
Total Company OI	75%	125.0%	116.4%	$ 4,736,751
Total Company Sales	25%	90.5%		

Long-term incentive. Mr. McMillon's long-term performance equity is based on the total company sales and ROI performance, as calculated for incentive plan purposes and as described above on page 56. The table below shows the number of Shares Mr. McMillon earned from his 2015 performance share grant with a performance period ending January 31, 2018.

Performance Metric	Fiscal 2018 Weighting	3 Year Performance (% of Target)	Number of Shares Earned
Total Company Sales	50%	117.6%	152,915
Total Company ROI	50%		

Key Compensation Decisions for Fiscal 2018

The CMDC made no changes to Mr. McMillon's target TDC for fiscal 2018, and r. McMillon did not receive any special awards for fiscal 2018. When compared to comparable positions within our peer group companies, Mr. McMillon's fiscal 2018 ta get TDC was approximately at the 75th percentile of the Top 50 Market Cap peer group and in the top quartile of the Retail Industry and Select Fortune 100 peer groups.

Substantial Stock Ownership

Mr. McMillon is significa tly invested in Walmart common stock, owning Shares valued at approximately 70 times his annual base salary, well in excess of his stock ownership guidelines of 7 times annual base salary. We believe that Mr. McMillon's significa t interest in Walmart stock serves to align his interests with those of our shareholders.

Brett Biggs – EVP and CFO

Fiscal 2018 Highlights

○ Mr. Biggs' integrated financial f amework, business perspective, and guidance has continued to help Walmart build trust with customers, investors, and other stakeholders.

○ We maintained consistent working capital discipline and management of inventory and payables in the context of continued key strategic investments and our ongoing transformation.

○ We returned $14.4 billion to shareholders in the form of dividends and share repurchases.



Fiscal 2018 Target TDC
$6.0 million

14.4% Base Salary
12.4% Retention Stock
28.9% Annual Cash Incentive
44.3% Performance Equity

73.2% at risk

Fiscal 2018 Incentive Payouts

Annual cash incentive. As our CFO, Mr. Biggs' annual cash incentive is based on the total company operating income and sales performance, as calculated for incentive plan purposes and as described above on page 56.

Performance Metric	Weighting	Performance (% of Target)	Payout (% of Target)	Fiscal 2018 Incentive Payout
Total Company OI	75%	125.0%	116.4%	$2,207,758
Total Company Sales	25%	90.5%		

Long-term incentive. Mr. Biggs' long-term performance equity is based on the total company sales and ROI performance, as calculated for incentive plan purposes and as described above on page 56. The table below shows the number of Shares Mr. Biggs earned from his 2015 performance share grant with a performance period ending January 31, 2018.

Performance Metric	Fiscal 2018 Weighting	3 Year Performance (% of Target)	Number of Shares Earned
Total Company Sales	50%	117.6%	41,691
Total Company ROI	50%		

Key Compensation Decisions for Fiscal 2018

For fiscal 2018, the CMDC inc eased Mr. Biggs' salary by 2.5% in light of his performance and peer group positioning, which resulted in a 1.0% increase in Mr. Biggs' target TDC. When compared to comparable positions within our peer group companies, Mr. Biggs' fiscal 2018 target TDC was slightly above the 75th percentile of the Retail Industry peer group and below the median of the Top 50 Market Cap and Select Fortune 100 peer groups. Mr. Biggs received no special awards during fiscal 2018

Greg Foran – EVP, President and CEO, Walmart U.S.

Fiscal 2018 Highlights

- Walmart U.S. continued its strong top-line performance, with its highest comp sales growth since fiscal 2009
- Walmart U.S. continued to show sustained improvements in its stores and customer service scores.
- Walmart U.S. continued to innovate, expanding online grocery to more than 1,100 locations in the U.S. and accelerating Fresh and prepared meals.
- Walmart U.S. maintained disciplined inventory management and effectively controlled expenses.
- Walmart U.S. continued its investments in associate training and opportunity.

Fiscal 2018 Target TDC
$10.8 million



9.8% Base Salary

15.1% Retention Stock

51.5% Performance Equity

23.6% Annual Cash Incentive

75.1% at risk

Fiscal 2018 Incentive Payouts

Annual cash incentive. Mr. Foran's annual cash incentive is based on a combination of total company and Walmart U.S. performance, as calculated for incentive plan purposes and as described above on page 56.

Performance Metric	Weighting	Performance (% of Target)	Payout (% of Target)	Fiscal 2018 Incentive Payout
Total Company OI	25%	125.0%		
Walmart U.S. OI	50%	125.0%	115.3%	$2,921,173
Walmart U.S. Sales	25%	86.2%		

Long-term incentive. Mr. Foran's long-term performance equity is based on Walmart U.S. sales and total company ROI performance, as calculated for incentive plan purposes and as described above on page 56. The table below shows the number of Shares Mr. Foran earned from his 2015 performance share grant with a performance period ending January 31, 2018.

Performance Metric	Fiscal 2018 Weighting	3 Year Performance (% of Target)	Number of Shares Earned
Walmart U.S. Sales	50%		
Total Company ROI	50%	117.5%	64,630

Key Compensation Decisions for Fiscal 2018

For fiscal 2018, the CMDC inc eased Mr. Foran's salary by 5% in light of his performance and peer group positioning, which resulted in a 2.0% increase in Mr. Foran's target TDC. The CMDC believes that Mr. Foran, as the head of our Walmart U.S. retail operations, has responsibilities comparable to many CEO positions within our peer group companies, and that it is likely that he would be recruited for a CEO position in the retail industry or elsewhere. When compared to CEO positions at our peer group companies, Mr. Foran's target TDC is below the median. In January 2016, the CMDC approved a grant of 15,760 shares of performance-based restricted stock to Mr. Foran. In order for the second half of these shares to vest, Walmart U.S. operating, selling, general and administrative expenses during fiscal 2018   ere required to be no more than $69.88 billion after adjusting U.S. GAAP results as required by our incentive plans described above. The purpose of this award was to emphasize the importance of managing expenses in our largest operating segment, even as we continue to make critical strategic investments. This goal was achieved, and therefore 7,880 of these shares vested based on fiscal 2018 pe formance.

John Furner – EVP, President and CEO, Sam's Club

Fiscal 2018 Highlights

- Sam's Club delivered continued solid top-line results and eCommerce growth.
- Restructured merchandising and club management roles to enhance the member experience.
- In February 2018, launched free shipping for Plus members.

Fiscal 2018 Target TDC

$8.8 million



- 8.9% Base Salary
- 17.1% Retention Stock
- 16.0% Annual Cash Incentive
- 58.1% Performance Equity

74.1% at risk

Fiscal 2018 Incentive Payouts

Annual cash incentive. Mr. Furner's annual cash incentive is based on a combination of total company and Sam's Club performance, as calculated for incentive plan purposes and as described above on page 56.

Performance Metric	Weighting	Performance (% of Target)	Payout (% of Target)	Fiscal 2018 Incentive Payout
Total Company OI	25%	125.0%		
Sam's Club OI	50%	125.0%	118.6%	$1,665,728
Sam's Club Sales	25%	99.6%		

Long-term incentive. Mr. Furner's long-term performance equity is based on Sam's Club sales and total company ROI performance, as calculated for incentive plan purposes and as described above on page 56. The table below shows the number of Shares Mr. Furner earned from his 2015 performance share grant with a performance period ending January 31, 2018.

Performance Metric	Weighting	3 Year Performance (% of Target)	Number of Shares Earned
Sam's Club Sales	50%	124.9%	88,603
Total Company ROI	50%		

Key Compensation Decisions for Fiscal 2018

Mr. Furner was promoted to his current position on February 1, 2017, so fiscal 2018 as his first ear in role. The CMDC believes that Mr. Furner, as head of our Sam's Club segment, has responsibilities comparable to many CEO positions within our peer group companies, and that it is likely that he would be recruited for a CEO position within the retail industry or elsewhere. When compared to CEO positions within our peer group companies, Mr. Furner's target TDC is below the median. In accordance with our customary practice when executives are promoted to significa tly larger roles, the CMDC approved an additional grant of performance equity to Mr. Furner for fiscal 2018. This additional "feather-in" grant is intended to allow Mr. Furner to realize a performance equity payout commensurate with his new role for performance equity cycles already in progress.

Marc Lore – EVP, President and CEO, U.S. eCommerce

Fiscal 2018 Highlights

- U.S. eCommerce sales growth of approximately 44% during the year.
- Continued to partner with our store and club businesses to accelerate innovation and enhance the customer experience.
- Continued expansion of our online assortment through acquisitions and strategic partnerships.
- Successfully completed acquisitions of complementary eCommerce retailers.

Fiscal 2018 Target TDC
$10.1 million



10.0% Base Salary

15.0% Retention Stock

24.0% Annual Cash Incentive

51.0% Performance Equity

75.0% at risk

Fiscal 2018 Incentive Payouts

Annual cash incentive. Mr. Lore's fiscal 2018 annual cash in entive was based on the total company operating and sales performance, as calculated for incentive plan purposes and as described above on page 56. His cash incentive was also conditioned on achieving an operating income threshold goal for U.S. eCommerce, which was achieved in fiscal 2018.

Performance Metric	Weighting	Performance (% of Target)	Payout (% of Target)	Fiscal 2018 Incentive Payout
Total Company OI	75%	125.0%		
Total Company Sales	25%	90.5%	116.4%	$2,792,895

Long-term incentive. Mr. Lore's long-term performance equity is based on the total company sales and ROI performance, as calculated for incentive plan purposes and as described above on page 56. Because Mr. Lore joined our company in September 2016, his first annual equi y grant was granted in January 2017 and is not scheduled to vest until January 31, 2020.

Key Compensation Decisions for Fiscal 2018

The CMDC made no changes to Mr. Lore's target TDC for fiscal 2018.   r. Lore's target TDC is near the 75th percentile when compared to presidents and divisional presidents at select technology companies. Mr. Lore did not receive any special awards for fiscal 2018

8 | Other Compensation Programs and Policies

What perquisites and other benefits do our NEOs receive?

Our NEOs receive a limited number of perquisites and supplemental benefits. We cover the cost of annual physical examinations for our NEOs and provide each NEO with personal use of our aircraft for a limited number of hours each year. Our NEOs also receive company-paid life and accidental death and dismemberment insurance. Additionally, our NEOs are entitled to benefits available to our officers generally, such as participation in the Deferred Compensation Matching Plan, and benefits available to associates generally, including a Walmart discount card, a limited 15 percent match of purchases of Shares through our Associate Stock Purchase Plan, participation in our 401(k) Plan, medical benefits, and foreign business travel insurance. We provide these perquisites and supplemental benefits to attract talented executives to our company and to retain our current executives, and we believe their limited cost is outweighed by the benefits to our company.

What types of retirement and other benefits are our NEOs eligible to receive?

Our NEOs are eligible for the same retirement benefits as our officers generally, such as participation in our Deferred Compensation Matching Plan. They may also take advantage of other benefits available more broadly to our associates, such as our 401(k) Plan. Our NEOs do not participate in any pension or other defined benefit retirement plan.

What are our practices for granting equity awards?

Timing of Equity Awards. The CMDC meets each January to approve and grant annual equity awards to our Executive Officers, including our NEOs, for the upcoming fiscal year. Because of the timing of these meetings, these equity grants are reported in the executive compensation tables appearing in this proxy statement as granted during the most recently completed fiscal year. The CMDC meets again in February and/or March to establish the performance goals applicable to the performance share units and any other performance-based equity granted at the January meeting.

Any special equity grants to Executive Officers during the year are approved by the CMDC at a meeting or by unanimous written consent.

Option Exercise Prices. We have not granted stock options to our Executive Officers since 2007, and stock options are not currently a part of our executive compensation program. If and when we grant stock options in the future, the exercise price will be equal to the fair market value of our common stock on the date of grant.

Does the CMDC take tax consequences into account when setting executive compensation?

Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for certain executive officers. While the CMDC considers the deductibility of awards as one factor in determining executive compensation, the CMDC also looks at other factors in making its decisions, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by Walmart for tax purposes.

Historically, our annual cash incentive opportunities and performance-based equity awards granted to our Executive officers were designed in a manner intended to be exempt from the deduction limitation of Section 162(m) because they were paid based on the achievement of pre-determined performance goals established by the CMDC pursuant to our shareholder-approved incentive plans. Additionally, the CMDC had adopted a policy requiring our "covered employees" subject to Section 162(m) to defer annual restricted stock grants until after they separate from employment from Walmart, subject to certain exceptions.

Federal legislation signed into law on December 22, 2017, referred to as the Tax Cuts and Jobs Act (the "Tax Act"), repealed the exemption from Section 162(m)'s deduction limit for performance-based compensation, effective for taxable years beginning after December 31, 2017. In addition, the Tax Act expanded the group of covered employees under Section 162(m) to include the chief financial officer and mandated that once an individual is treated as a covered employee for a given year, that individual will be treated as a covered employee for all subsequent years. Accordingly, any compensation paid to our covered Executive Officers in excess of $1 million in any one year, regardless of employment status, will not be deductible unless it qualifies or transition relief applicable to certain arrangements in place as of November 2, 2017.

Despite the CMDC's efforts to structure incentive compensation in a manner intended to be exempt from Section 162(m) and therefore not subject to its deduction limits, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) as revised by the Tax Act, including the uncertain scope of the transition relief applicable to certain outstanding arrangements, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) will in fact be exempt. Further, the CMDC reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modific tions are consistent with the objectives of our executive compensation program.

Do we have employment agreements with our NEOs?

We do not have employment agreements with any of our NEOs. Our NEOs and other Executive Officers are employed on an at-will basis.

Do we have severance agreements with our NEOs?

We have entered into a non-competition agreement with each NEO. As described in more detail under "Potential Payments Upon Termination or Change in Control" on page 76, for each of our NEOs other than Mr. Lore, these agreements provide that, if we terminate the NEO's employment for any reason other than his or her violation of company policy, we will generally make limited severance payments to the NEO.

Under these agreements, each NEO other than Mr. Lore has agreed that for a period of time following his or her termination of employment, he or she will not participate in a business that competes with us and will not solicit our associates for employment. For purposes of these agreements, a competing business generally means any retail, wholesale, or merchandising business that sells products of the type sold by Walmart with annual revenues in excess of certain thresholds.

In connection with our acquisition of Jet.com, we entered into a non-competition agreement with Mr. Lore under which he agreed that for a period of time from the closing date of the acquisition he will not participate in a business that competes with us and will not solicit our associates for employment. For purposes of this agreement, a competing business generally means a business engaged in eCommerce, selling goods, groceries, merchandise or services directly online or through an online marketplace.

These agreements reduce the risk that any of our former NEOs would use the skills and knowledge they gained while with us for the benefit of one of our competitors during a reasonable period of time after leaving our company, or, in the case of Mr. Lore, within a reasonable period of time after the acquisition of Jet.com. We do not have any contracts or other arrangements with our NEOs that provide for payments or other benefits upon a change in ontrol of our company.

Does our compensation program contain any provisions addressing the recovery or non-payment of compensation in the event of misconduct?

Yes. Our MIP and our Stock Incentive Plan both provide that we will recoup awards to the extent required by Walmart policies. Furthermore, our MIP provides that, in order to be eligible to receive an incentive payment, the participant must have complied with our policies, including our Global Statement of Ethics, at all times. It further provides that if the CMDC determines, within twelve months following the payment of an incentive award, that prior to the payment of the award, a participant has violated any of our policies or otherwise committed acts detrimental to the best interests of our company, the participant must repay the incentive award upon demand. Similarly, our Stock Incentive Plan provides that if the CMDC determines that an associate has committed any act detrimental to the best interests of our company, he or she will forfeit all unexercised options and unvested equity awards. In addition, both the MIP and the Stock Incentive Plan provide that all awards under these plans, whether or not previously paid or deferred, will be subject to the company's policies and applicable law regarding clawbacks in effect from time to time.

Are our NEOs subject to any minimum requirements regarding ownership of our stock?

Yes. Our senior officers have been subject to stock ownership guidelines since 2003. In June 2013, our Board enhanced the stock ownership guidelines applicable to our CEO and senior officers, as follows:

- our CEO must maintain beneficial ownership of unrestricted Shares having a market value equal to seven times his current annual base salary; and

- our other NEOs and certain other senior officers must maintain beneficial ownership of unrestricted Shares having a market value equal to five times his or her current annual base salary.

The CEO and other senior officers must satisfy these stock ownership guidelines no later than the fifth anniversary of his or her appointment to a position covered by the stock ownership guidelines. If any covered officer is not in compliance with these stock ownership guidelines, he or she may not sell or otherwise dispose of more than 50 percent of any Shares that vest pursuant to any equity award until such time as he or she is in compliance with the guidelines and such sale would not cause the covered officer to cease to be in compliance with the guidelines. Further, as noted below, any pledged Shares would not be counted when determining whether the officer is in compliance with the guidelines. Currently, each of our NEOs is in compliance with our stock ownership guidelines.

Are there any restrictions on an NEO's ability to engage in transactions involving Walmart stock?

Yes. Our Insider Trading Policy contains the following restrictions:

- Our directors and Executive Officers may trade in our stock only during open window periods, and then only after they have pre-cleared such transactions with our Corporate Secretary.

- Our directors and Executive Officers may not enter into trading plans pursuant to SEC Rule 10b5-1 without having such plans pre-approved by our Corporate Secretary.

- Our directors and Executive Officers may not, at any time, engage in hedging transactions (such as swaps, puts and calls, collars, and similar financial instruments) that would eliminate or limit the risks and rewards of Walmart stock ownership.

- Our directors and Executive Officers may not at any time engage in any short selling, buy or sell options, puts or calls, whether exchange-traded or otherwise, or engage in any other transaction in derivative securities that reflects speculation about the price of our stock or that may place their financial interests against the financial interests of our company.

- Our directors and Executive Officers are prohibited from using Walmart stock as collateral for any margin loan.

- Before using Walmart stock as collateral for any other borrowing, our directors and Executive Officers must satisfy the following requirements:

  - The pledging arrangement must be pre-approved by Walmart's Corporate Secretary; and

  - Any Walmart Shares pledged will not be counted when determining whether the director or Executive Officer is in compliance with our stock ownership guidelines.

Currently, none of our directors or Executive Officers has any pledging arrangements in place involving Walmart stock.

Compensation Committee Report

The CMDC has reviewed and discussed with our company's management the CD&A included in this proxy statement and, based on that review and discussion, the CMDC recommended to the Board that the CD&A be included in this proxy statement.

The CMDC submits this report:

Marissa A. Mayer

Carla A. Harris

Steven S Reinemund, *Chair*

Kevin Y. Systrom

Risk Considerations in our Compensation Program

The CMDC, pursuant to its charter, is responsible for reviewing and overseeing the compensation and benefits structure applicable to our associates generally, including any risks that may arise from our compensation program. We do not believe that our compensation policies and practices for our associates give rise to risks that are reasonably likely to have a material adverse effect on our company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and variable incentive compensation.

- Our performance-based compensation is balanced between an annual incentive and a long-term incentive program. We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our company's long-term best interests.

- Our incentive compensation programs reward performance based on a mix of operating income-based metrics, sales-based metrics, and return on investment. We believe that this mix of performance metrics mitigates any incentive to seek to maximize performance under one metric to the detriment of performance under other metrics. For example, our long-term performance share plan is based equally on sales and ROI performance. We believe that this structure mitigates any incentive to pursue strategies that would increase our sales at the detriment of ROI performance. The CMDC regularly reviews the mix and weightings of the performance metrics used in our incentive compensation programs and has concluded that they are aligned with our strategy and provide appropriate incentives to encourage sustainable shareholder value creation.

- Maximum payouts under both our annual cash incentive plan and our performance share program are capped at 125% and 150% of target payouts, respectively. We believe that these limits mitigate excessive risk-taking, since the maximum amount that can be earned in a single cycle is limited.

- A significant percentage of our management's incentive compensation is based on the performance of our total company. This is designed to mitigate any incentive to pursue strategies that might maximize the performance of a single operating segment or area of responsibility to the detriment of our company as a whole.

- Our senior executives are subject to robust stock ownership guidelines, which we believe motivate our executives to consider the long-term interests of our company and our shareholders and discourage excessive risk-taking that could negatively impact our stock price.

- Our performance-based incentive compensation programs are designed with payout curves that are relatively smooth and do not contain steep payout "cliffs" that might encourage short-term business decisions in order to meet a payout threshold.

- Our Executive Officers' cash incentive payments are subject to reduction or elimination if compliance objectives are not satisfied.

Finally, our cash incentive plan and our Stock Incentive Plan both contain robust "clawback" provisions under which awards may be recouped or forfeited if an associate has not complied with our policies, including our Global Statement of Ethics, or has committed acts detrimental to the best interests of our company.

Compensation Committee Interlocks and Insider Participation

None of the directors who served on the CMDC or the predecessor committee at any time during fiscal 2018 were officers or associates of Walmart or were former officers or associates of Walmart. Further, none of the members who served on the CMDC or the predecessor committee at any time during fiscal 2018 had any relationship with our company requiring disclosure under the section of this proxy statement entitled "Fiscal 2018 Review of Related Person Transactions." Finally, no Executive Officer serves, or in the past fiscal year has served, as a director of, or as a member of the compensation committee (or other board committee performing equivalent functions) of, any entity that has one or more of its executive officers serving as a director of Walmart or as a member of the CMDC or the predecessor committee.

Executive Compensation Tables

Summary Compensation

Name and Principal Position (a)	Fiscal Year ended Jan. 31 (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($)
C. Douglas McMillon President and CEO	2018	1,276,982	0	15,692,464	4,736,750	611,315	473,765	22,791,276
	2017	1,278,989	0	15,224,706	4,851,561	510,155	486,732	22,352,143
	2016	1,263,231	0	14,270,786	3,406,971	404,755	463,054	19,808,797
M. Brett Biggs Executive Vice President and CFO	2018	871,087	0	4,237,993	2,027,759	140,199	316,133	7,593,171
	2017	854,670	0	3,176,574	2,026,251	101,880	249,785	6,409,160
	2016	623,126	0	6,864,337	924,965	81,490	119,140	8,613,058
Gregory S. Foran Executive Vice President	2018	1,051,426	0	6,857,031	2,921,173	9,954	178,168	11,017,752
	2017	1,006,424	0	6,650,490	2,861,535	7,731	1,027,673	11,553,853
	2016	976,334	0	7,035,147	2,491,090	5,929	1,035,779	11,544,279
John R. Furner Executive Vice President	2018	780,827	0	9,856,525	1,665,728	35,324	538,384	12,876,788
Marc E. Lore Executive Vice President	2018	1,030,770	0	6,316,436	2,792,895	0	123,862	10,263,963
	2017	346,154	0	242,449,136	1,055,136	0	26,113	243,876,539

Explanation of information in the columns of the table:

Name and Principal Position and Fiscal Year ended Jan. 31 (columns (a) and (b))

Mr. Furner was an NEO for the first time in fiscal 2018. ccordingly, only information relating to his fiscal 2018 ompensation is included in the compensation tables and related discussions of NEO compensation. Mr. Lore became an associate in September 2016 upon Walmart's acquisition of Jet.com and was an NEO for the first time in fiscal 2017; th efore, only information relating to his fiscal 2017 and fiscal 201 compensation is included in the compensation tables and related discussions of NEO compensation.

Salary (column (c))

Represents salaries earned during the fiscal ears shown. Mr. McMillon, Mr. Biggs, and Mr. Furner elected to defer $130,000, $299,000, and $13,000 of their fiscal 2018 base sala ies, respectively, under the Deferred Compensation Matching Plan.

Stock Awards (column (e))

The amount reported in this column for Mr. Lore for fiscal 2017 includes 3,554,093 estricted stock units ("RSUs"), which were granted to Mr. Lore in connection with Walmart's acquisition of Jet.com. Mr. Lore was the founder, largest shareholder, and CEO of Jet.com. These RSUs vest over a fi e-year period from the date of the closing of this acquisition, as described in more detail in the footnotes to the "Outstanding Equity Awards at Fiscal 2018 Year-End" table on page 71. In order for these RSUs to vest and be paid out, Mr. Lore generally must continue to be employed by Walmart through the various vesting dates. However, if Walmart terminates Mr. Lore's employment without cause, or Mr. Lore resigns for good reason, any unvested RSUs will continue to vest in accordance with the vesting schedule. More information regarding amounts that may be owed to Mr. Lore in the event his employment terminates under these circumstances can be found in "Potential Payments Upon Termination or Change in Control" on page 76. Because these RSUs were part of the consideration paid by Walmart to acquire Jet.com, the CMDC does not view the RSUs as part of Mr. Lore's compensation package, and did not consider them when establishing Mr. Lore's total direct compensation for fiscal 2017 or fiscal 2018. bsent this grant of RSUs, Mr. Lore's fiscal 2017 otal compensation, as reported on the Summary Compensation table, would have been approximately $7.6 million.

The CMDC generally grants equity awards to our Executive Officers each January, just prior to the end of our fiscal ear, that are intended as part of each Executive Officer's compensation opportunity for the following year. Under the SEC's rules, however, these awards are reported as compensation for the year in which the grant date falls. Accordingly, this column includes, for each NEO, an award of restricted stock and performance-based restricted stock units approved by the CMDC on January 29, 2018. As described on page 60 of the CD&A, Mr. Furner was also granted additional "feather-in" performance-based restricted stock units during fiscal 2018, which is cus omary when executives are promoted to significa tly larger roles. The value of these additional stock units are included in the amount for Mr. Furner in this column.

In accordance with SEC rules, the amounts included in this column are the grant date fair value for awards granted in the fiscal ears shown, computed in accordance with the stock-based compensation accounting rules that are a part of GAAP (as set forth in Financial Accounting Standards Board's Accounting Standards Codific tion Topic 718), but excluding the effect of any estimated forfeitures of such awards.

The number of performance-based restricted stock units that vest, if any, depends on whether we achieve certain levels of performance with respect to certain performance measures. The grant date fair values of the performance-based restricted stock units included in this column are based on payouts at target, which we have determined, in accordance with the stock-based compensation accounting rules, to be the probable levels of achievement of the performance goals related to those awards. The table below shows the grant date fair value of the performance-based restricted stock units granted to each NEO during fiscal 2018, assuming th t: (i) our performance with respect to those performance measures will be at target levels (i.e., probable performance); and (ii) our performance with respect to those performance measures will be at levels that would result in a maximum payout. The grant date fair value of each performance-based restricted stock unit was determined based on the closing price of a Share on the NYSE on the grant date discounted for the expected dividend yield for such Shares during the vesting period:

Name	Fiscal Year of Grant	Grant Date Fair Value (Probable Performance) ($)	Grant Date Fair Value (Maximum Performance) ($)
C. Douglas McMillon	2018	11,849,998	17,775,049
M. Brett Biggs	2018	3,176,015	4,764,023
Gregory S. Foran	2018	5,232,076	7,848,165
John R. Furner	2018	8,356,566	12,534,849
Marc E. Lore	2018	4,816,477	7,224,715

Option Awards (column (f))

We have omitted this column because we did not grant any option awards to NEOs during fiscal 2018, and s ock options are not currently part of our executive compensation program.

Non-Equity Incentive Plan Compensation (column (g))

These amounts represent annual cash incentive payments earned by our NEOs for performance during fiscal 2018, fiscal 2017, and fisc 2016, respectively, but paid to our NEOs during the following fiscal ear. Certain of our NEOs elected to defer a portion of their annual cash incentive payment for fiscal 2018, as ollows:

Name	Amount of Fiscal 2018 Annual Cash Incentive Deferred ($)
C. Douglas McMillon	1,184,188
M. Brett Biggs	1,013,879
John R. Furner	1,026,010

Change in Pension Value and Nonqualified De erred Compensation Earnings (column (h))

The amounts shown in this column represent above-market interest credited on deferred compensation under our company's nonqualified deferred compensation plans, as calculated pursuant to Item 402(c)(2)(viii)(B) of SEC Regulation S-K.

All Other Compensation (column (i))

"All other compensation" for fiscal 2018 includes the ollowing amounts:

Name	401(k) Plan Matching Contributions ($)	Personal Use of Company Aircraft ($)	Company Contributions to Deferred Compensation Plans ($)
C. Douglas McMillon	16,200	77,020	371,700
M. Brett Biggs	16,200	79,422	216,903
Gregory S. Foran	16,200	75,717	0
John R. Furner	16,200	88,605	130,109
Marc E. Lore	0	123,496	0

The value shown for personal use of Walmart aircraft is the incremental cost to our company of such use, which is calculated based on the variable operating costs to our company per hour of operation, which include fuel costs, maintenance, and associated travel costs for the crew. Fixed costs that do not change based on usage, such as pilot salaries, depreciation, insurance, and rent, are not included.

"All other compensation" for fiscal 2018 also includes the ollowing amounts:

- $41,202 in tax preparation and related services provided to Mr. Foran in connection with his prior expatriate assignments and current position based in the U.S. outside of his home country, as well as tax gross-ups primarily related to these services in the amount of $42,813.

- $298,201 in net tax equalization and tax preparation and related services provided to Mr. Furner in connection with his prior expatriate assignments. In accordance with our tax equalization policy for all expatriates, Walmart provided tax services and made certain income tax payments on Mr. Furner's behalf so that Mr. Furner's effective income tax equalization was equal to what it would have been if all of his taxable income was subject only to state and federal income taxes in the U.S. Certain of these amounts were paid in Chinese Yuan Renminbi (CNY) and in Hong Kong Dollars (HKD) and are reported here using average exchange rates during fiscal 2018 of 1 USD = 8.105 CNY and 1 USD = 7.030 HKD.

The amounts in this column for fiscal 2018 also include tax ross-up payments for certain of our other NEOs in amounts less than $10,000. The amounts in this column for fiscal 2018 also include the ost of term life insurance premiums and physical examinations for certain of our NEOs and upgrades to security systems at Mr. McMillon's primary residence. The values of these personal benefits a e based on the incremental aggregate cost to our company and are not individually quantified because none of them individually xceed the threshold set forth in Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Fiscal 2018 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
C. Douglas McMillon		1,526,400	4,070,400	5,088,000					
	1/29/18				57,269	114,537	171,806		11,849,998
	1/29/18							35,075	3,842,466
M. Brett Biggs		669,773	1,786,062	2,232,578					
	1/29/18				15,349	30,698	46,047		3,176,015
	1/29/18							9,694	1,061,978
Gregory S. Foran		997,618	2,660,314	3,325,392					
	1/29/18				25,286	50,571	75,857		5,232,076
	1/29/18							14,833	1,624,955
John R. Furner		539,663	1,439,100	1,798,875					
	1/29/18				39,741	79,482	119,223		8,356,566
	1/29/18							13,692	1,499,959
Marc E. Lore		922,500	2,460,000	3,075,000					
	1/29/18				23,277	46,554	69,831		4,816,477
	1/29/18							13,692	1,499,959

Explanation of information in the columns of the table:

Estimated Future Payments Under Non-Equity Incentive Plan Awards (columns (c), (d), and (e))

The amounts in these columns represent the threshold, target, and maximum amounts of potential annual cash incentive payments that may be earned by our NEOs under the Management Incentive Plan for performance during fiscal 2019. The performance measures and weightings applicable to these awards for each of our NEOs are as follows:

Name	Weighting	
C. Douglas McMillon	75% Total Company Operating Income	25% Total Company Sales
M. Brett Biggs	75% Total Company Operating Income	25% Total Company Sales
Gregory S. Foran	25% Total Company Operating Income 50% Walmart U.S. Operating Income	25% Walmart U.S. Sales
John R. Furner	25% Total Company Operating Income 50% Sam's Club Operating Income	25% Sam's Club Sales
Marc E. Lore	75% Total Company Operating Income	25% Total Company Sales

In addition, Mr. Lore's annual cash incentive payment for fiscal 2019 is conditioned on losses from U.S. eCommerce not exceeding a pre-determined dollar amount. The CD&A provides additional information regarding our annual cash incentive plan.

Estimated Future Payouts Under Equity Incentive Plan Awards (columns (f), (g), and (h))

The amounts in these columns represent the threshold, target, and maximum number of Shares that may vest with respect to performance-based restricted stock units granted during fiscal 2018. Holders of pe formance-based restricted stock units do not earn dividends or enjoy other rights of shareholders until such performance-based restricted stock units have vested. All performance-based restricted stock units granted to our NEOs in fiscal 2018 a e scheduled to vest on January 31, 2021, with the number of units vesting based on performance during fiscal 2019, with the xception of 32,928 of the target performance-based restricted stock units granted to Mr. Furner, which are scheduled to vest on January 31, 2019, with the number of units vesting based on performance during fiscal 2019. The CD&A provides additional information regarding our performance equity program and the related performance measures. For these grants made in fiscal 2018 related to performance in fiscal 2019, the applicable pe formance measures are: (i) return on investment; and (ii) sales growth of our company or one of its operating segments, depending on each NEO's primary area of responsibility. Each NEO's performance measure weighting for fiscal 2019 is as ollows:

Name	Weighting	
C. Douglas McMillon	50% Total Company Return on Investment	50% Total Company Sales
M. Brett Biggs	50% Total Company Return on Investment	50% Total Company Sales
Gregory S. Foran	50% Total Company Return on Investment	50% Walmart U.S. Sales
John R. Furner	50% Total Company Return on Investment	50% Sam's Club Sales
Marc E. Lore	50% Total Company Return on Investment	50% Total Company Sales

All Other Stock Awards: Number of Shares of Stock or Units (column (i))

The amounts in this column represent Shares of restricted stock granted during fiscal 2018. estricted stock awards vest based on the continued service of the NEO as an associate through the vesting date. All Shares of restricted stock included in this column are scheduled to vest on January 19, 2021.

All Other Option Awards: Number of Securities Underlying Options and Exercise or Base Price of Option Awards (columns (j) and (k))

These columns are omitted because options are not currently part of our executive compensation program and Walmart did not grant options to NEOs during fiscal 2018

Grant Date Fair Value of Stock and Option Awards (column (l))

Fair values of equity awards are computed in accordance with the stock-based compensation accounting rules, and exclude the effect of any estimated forfeitures. The grant date fair values of performance-based restricted stock units are based on the probable outcome of those awards on the date of grant. The fair values of performance-based restricted stock units and restricted stock units are discounted for the expected dividend yield during the vesting period. The grant date fair value of the equity awards awarded on January 29, 2018 was determined based on a per-Share amount of $109.55, which was the closing price of a Share on the NYSE on that date. Performance-based restricted stock units granted on January 29, 2018 with a vesting period ending January 31, 2021 were valued using a discounted per-Share value of $103.46. Performance-based restricted stock units granted on January 29, 2018 with a vesting period ending January 31, 2019 were valued at a weighted per-Share fair value of $107.51.

Outstanding Equity Awards at Fiscal 2018 Year-End

	Stock Awards			
Name	**Number of Shares or Units of Stock That Have Not Vested (#) (g)**	**Market Value of Shares or Units of Stock That Have Not Vested ($) (h)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)**
C. Douglas McMillon	383,829	40,916,171	413,056	44,031,770
M. Brett Biggs	85,013	9,062,386	93,136	9,928,298
Gregory S. Foran	168,121	17,921,699	177,314	18,901,672
John R. Furner	141,399	15,073,133	137,344	14,640,870
Marc E. Lore	3,150,883	335,884,128	69,831	7,443,985

Explanation of information in the columns of the table:

Option Awards (columns (b) through (f))

We have omitted these columns because none of our NEOs held any options to purchase Shares or other Walmart securities as of the end of fiscal 2018.

Number of Shares or Units of Stock that Have Not Vested (column (g))

The amounts in this column represent Shares of restricted stock and restricted stock units with service-based vesting requirements, including performance-based restricted stock units for which the performance conditions have been satisfie , scheduled to vest in amounts and on the dates shown in the following table (restricted stock units are identified with a (1), and pe formance-based restricted stock units for which the performance conditions have been satisfied a e identified with a (2))

Vesting Date	C. Douglas McMillon	M. Brett Biggs	Gregory S. Foran	John R. Furner	Marc E. Lore
February 15, 2018	—	—	2,454[1]	—	—
March 13, 2018	—	3,097	—	1,858[1]	—
August 7, 2018	—	—	—	3,236[1]	—
January 25, 2019	60,559	11,820	25,611	—	—
March 19, 2019	—	—	—	4,542	—
January 21, 2020	57,652	11,253	24,381	22,506	22,506
January 31, 2020	230,543[2]	49,149[2]	100,842[2]	95,565[2]	93,705[2]
January 19, 2021	35,075	9,694	14,833	13,692	13,692

In addition, the amount for Mr. Lore shown in this column includes 3,020,980 restricted stock units granted to Mr. Lore on September 19, 2016 in connection with Walmart's acquisition of Jet.com, as described in the footnotes to the Summary Compensation table on page 66. These restricted stock units are scheduled to vest in installments through September 28, 2021, as follows: 44,426 restricted stock units are scheduled to vest per month through September 2018; 59,353 restricted stock units are scheduled to vest per month from October 2018 through September 2019; 73,925 restricted stock units are scheduled to vest per month from October 2019 through September 2020; 88,852 restricted stock units are scheduled to vest per month from October 2020 through August 2021; and 88,864 restricted stock units are scheduled to vest on September 28, 2021. In order for these restricted stock units to vest and be paid out, Mr. Lore generally must continue to be employed by Walmart through the various vesting dates. However, if Walmart terminates Mr. Lore's employment without cause, or Mr. Lore resigns for good reason, any unvested restricted stock units will continue to vest in accordance with the vesting schedule described above.

Market Value of Shares or Units of Stock That Have Not Vested (column (h))

This column shows the market value of the Shares of restricted stock and restricted stock units in column (g), based on the closing price of a Share on the NYSE on the last trading day of fiscal 2018 ($106.60 on Janua y 31, 2018).

Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (column (i))

The amounts in this column represent performance share units and performance-based restricted stock units held by our NEOs, the vesting of which is subject to our company meeting certain performance goals as described in the CD&A and in the notes to the Summary Compensation and Fiscal 2018 Grants of Plan-Based Awards tables. The amounts in this column assume that performance share units and performance-based restricted stock units will vest at maximum levels. The maximum number of Shares scheduled to vest for each of the NEOs on January 31, 2019 and January 31, 2021 if maximum level performance goals are met are as follows:

Name	Scheduled to Vest 1/31/2019	Scheduled to Vest 1/31/2021
C. Douglas McMillon	241,250	171,806
M. Brett Biggs	47,089	46,047
Gregory S. Foran	101,457	75,857
John R. Furner	67,513	69,831
Marc E. Lore	—	69,831

Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (column (j))

This column shows the market value of the performance share units in column (i), assuming payouts at maximum levels and based on the closing price of a Share on the NYSE on the last trading day of fiscal 2018 ($106.60 on Janua y 31, 2018).

Fiscal 2018 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
C. Douglas McMillon	—	—	196,269	18,065,823
M. Brett Biggs	—	—	53,950	4,497,151
Gregory S. Foran	—	—	96,854	8,788,040
John R. Furner	—	—	97,170	8,511,747
Marc E. Lore	—	—	533,113	45,635,800

Explanation of information in the columns of the table:

Number of Shares Acquired on Vesting (column (d))

6,009 of the shares shown for Mr. Foran and 8,567 of the shares shown for Mr. Furner represent the vesting of cash-settled awards. The shares shown in this column for Mr. Lore represent restricted stock units granted to Mr. Lore in connection with Walmart's acquisition of Jet.com on September 19, 2016, as described above in the footnotes to the Summary Compensation table. The receipt of certain of the shares shown in this column was deferred until a future date, as shown on the table below:

Name	Shares Deferred (#)
C. Douglas McMillon	41,537
M. Brett Biggs	48,649
Gregory S. Foran	23,472

Value Realized on Vesting (column (e))

The values in this column equal the number of Shares vested multiplied by the fair market value of a Share, as defined in the tock Incentive Plan, on the various vesting dates.

Fiscal 2018 Nonqualified De erred Compensation

Name	Executive Contributions in Last FY ($) (b)	Company Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
C. Douglas McMillon	5,742,032	371,700	2,949,468	10,037,377	95,835,605
M. Brett Biggs	5,402,767	216,903	526,884	997,327	19,455,394
Gregory S. Foran	2,328,038	0	116,673	0	7,472,581
John R. Furner	1,039,010	130,109	98,870	17,355	3,203,200
Marc E. Lore	0	0	0	0	0

Explanation of information in the columns of the table:

Executive Contributions in Last FY (column (b))

These amounts represent salary, cash incentive payments, and/or the value of equity awards that vested during fiscal 2018 but the eceipt of which was deferred. This includes amounts earned during fiscal 2018 but c edited to NEOs' deferred compensation accounts after the end of fiscal 2018. alary and cash incentive payments deferred are included in the Summary Compensation table under "Salary" and "Non-Equity Incentive Plan Compensation," respectively, for fiscal 2018.   eferrals of equity awards were deferred upon vesting pursuant to an election made in a prior year by the NEO or pursuant to the terms of the awards, and deferred equity is valued using the closing Share price on the NYSE on the deferral date. The following table shows the deferred portion of each NEO's salary, cash incentive payments, and equity awards that vested in fiscal 2018, and the orm of deferral:

Name	Contributions	Form of Deferral	Amount($)
C. Douglas McMillon	Salary	Cash	130,000
	Cash Incentive	Cash	1,184,188
	Equity	Share Units	4,427,844
M. Brett Biggs	Salary	Cash	299,000
	Cash Incentive	Cash	1,013,879
	Equity	Share Units	4,089,888
Gregory S. Foran	Equity	Share Units	2,328,038
John R. Furner	Salary	Cash	13,000
	Cash Incentive	Cash	1,026,010

Company Contributions in Last FY (column (c))

The amounts in this column represent participation incentive contributions under the ODCP and matching contributions to the DCMP, as shown in the table below. See "Walmart's Deferred Compensation Plans" on page 75 for more information on company contributions under these plans.

Name	ODCP Participation Incentive ($)	DCMP Matching Contributions ($)
C. Douglas McMillon	27,375	344,325
M. Brett Biggs	59,408	157,495
John R. Furner	0	130,109

Aggregate Earnings in Last FY (column (d))

The amounts in this column represent all interest on ODCP and DCMP account balances, SERP earnings, and dividend equivalents and interest earned on dividend equivalents in equity deferral accounts under the Stock Incentive Plan during fiscal 2018, as shown in the table below. The "above market" portion of this interest and earnings is included in the fiscal 2018 amounts in the Summary Compensation table under "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

Name	ODCP Interest ($)	DCMP Interest ($)	SERP Interest ($)	Dividend Equivalents and Interest ($)
C. Douglas McMillon	1,006,711	406,064	54,510	1,482,183
M. Brett Biggs	159,220	211,085	9,699	146,880
Gregory S. Foran	0	17,143	0	99,530
John R. Furner	32,009	64,235	2,626	0

Aggregate Withdrawals/Distributions (column (e))

The amount in this column for Mr. McMillon represents the value of Shares previously deferred upon the vesting of performance shares originally granted in fiscal 2011 that were distributed during fiscal 2018. $392,604 of the amount in this column for Mr. Biggs represents the value of Shares previously deferred upon the vesting of restricted stock. These amounts are the fair market value of the Shares on the distribution date, plus dividend equivalents and interest on such dividend equivalents. The remaining amounts in this column represent cash compensation earned in prior fiscal years and voluntarily deferred until specific distribution dates in fiscal 2018

Aggregate Balance at Last FYE (column (f))

The aggregate balance for each NEO includes certain amounts included in the Summary Compensation table in prior fiscal years, as shown in the following table. The deferred equity amounts included in the table below are valued using the closing Share price on the NYSE on the last trading day of fiscal 2018, with the exception of deferred performance share units with a performance period ending January 31, 2018 which are valued using the fair market value of a Share, as defined in the Stock Incentive Plan, on March 9, 2018, the date such performance shares were credited to the NEOs' deferral accounts.

Name	Amount Previously Reported on Summary Compensation Table ($)	Fiscal Years When Reported
C. Douglas McMillon	62,492,804	2009-2017
M. Brett Biggs	8,238,013	2016-2017
Gregory S. Foran	3,168,520	2015-2017
John R. Furner	0	N/A
Marc E. Lore	0	N/A

Walmart's Deferred Compensation Plans

Under the Deferred Compensation Matching Plan, which took effect on February 1, 2012, officers may elect to defer base salary and cash incentive amounts until separation of employment or until a specified payment date. Interest accrues on amounts deferred at an interest rate set annually based on the ten-year Treasury note yield on the first business day of January plus 2.70%. For fiscal 2018, the interest rate was 5.15%. In addition, our company allocates to each participant's Deferred Compensation Matching Plan account a matching contribution of up to 6% of the amount by which the participant's base salary and cash incentive payment exceed the then-applicable limitation in Section 401(a)(17) of the Internal Revenue Code. A participant is required to be employed on the last day of the fiscal year to receive a matching contribution for that year. A participant will become vested in the matching contribution credited to his or her account once the participant has participated in the Deferred Compensation Matching Plan for three plan years after his or her initial deferral.

The Deferred Compensation Matching Plan replaced the Officer Deferred Compensation Plan. Participants may no longer elect to defer amounts into the Officer Deferred Compensation Plan. However, participants' Officer Deferred Compensation Plan account balances will continue to earn interest at the same rate as Deferred Compensation Matching Plan balances until distribution. Additionally, participants who made contributions to the Officer Deferred Compensation Plan in prior years continue to earn incentive contributions to their Officer Deferred Compensation Plan accounts, as follows:

- In the tenth year of continuous employment beginning with the year the participant first made a deferral under the Officer Deferred Compensation Plan, our company credits the deferral account with an increment equal to 20% of the sum of the principal amount of base salary and cash incentive payments deferred (taking into account a maximum amount equal to 20% of base salary) plus accrued interest on such amounts (the "20% Increment") in each of the first six years of the participant's deferrals.

- In the eleventh and subsequent years of continuous employment, the 20% Increment is credited based on the recognized amount deferred five years earlier, plus earnings thereon.

- In addition, in the fifteenth year of continuous employment beginning with the year the participant first made a deferral under the Officer Deferred Compensation Plan, our company credits the deferral account with an amount equal to 10% of the principal amount of base salary and cash incentive payments deferred (taking into account a maximum amount equal to 20% of base salary) plus accrued interest on such amount (the "10% Increment") in each of the first six years of the participant's deferrals.

- In the sixteenth and subsequent years of continuous employment, the 10% Increment is credited based on the amount deferred 10 years earlier, plus earnings thereon.

Only contributions to the Officer Deferred Compensation Plan are taken into account for purposes of calculating the 20% Increment and 10% Increment; contributions to the Deferred Compensation Matching Plan are not considered.

The SERP was designed to supplement the historic profit sharing component of the Walmart 401(k) Plan by providing mirror contributions to participants' accounts in excess of applicable compensation limits set by the Internal Revenue Service. Because the Walmart 401(k) was amended in 2011 to eliminate the profit sharing component, the SERP was frozen to new contributions as of January 31, 2013. However, SERP balances continue to earn interest.

Finally, officers may also elect to defer the receipt of equity awards granted under the Stock Incentive Plan until a specified payout date or until after separation from employment with Walmart. Any deferrals of vested Shares or Share units are credited with dividend equivalents until the payout date, and these dividend equivalents earn interest at the same rate as amounts deferred under the Deferred Compensation Matching Plan.

Potential Payments Upon Termination or Change in Control

Most of our company's plans and programs, including our deferred compensation plans and the terms of our equity awards, contain provisions specifying the consequences of a termination of employment. These provisions are described below. Our company does not have any employment agreements with its NEOs. Furthermore, our plans and programs do not have any provisions under which our NEOs would be entitled to payments, accelerated equity vestings, or any other benefits upon a change in ontrol of our company.

Non-competition agreements. Our company has entered into a non-competition agreement with each of our NEOs. For each of our NEOs other than Mr. Lore, these agreements provide that the NEO is prohibited from participating in a business that competes with our company and from soliciting our company's associates for employment for a specified pe iod of time after his or her employment with Walmart terminates. For purposes of these agreements, a "competing business" includes any retail, wholesale, or merchandising business that sells products of the type sold by our company, is located in a country in which our company has retail operations or in which the NEO knows our company expects to have retail operations in the near future, and has annual retail sales revenue above certain thresholds. Each agreement (other than the agreement with Mr. Lore) also provides that, if Walmart terminates an NEO's employment for any reason other than his or her violation of Walmart policy, our company will generally pay the NEO an amount equal to two times the NEO's base salary over a two-year period.

The non-competition agreement with Mr. Lore provides that, for a period of fi e years from Walmart's acquisition of Jet.com, Mr. Lore will not participate in any eCommerce business, including brick and mortar retailers with eCommerce operations, and will not solicit for employment or hire Walmart's associates.

In the event of a breach of the restrictive covenants contained in the agreement, the NEO would no longer have a right to receive additional payments, and the company would have a right to recoup any payments previously made. Using each NEO's base salary as of January 31, 2018, the maximum total payments by our company to each NEO under such termination circumstances would be as follows:

C. Douglas McMillon	$ 2,544,000
M. Brett Biggs	$ 1,742,500
Gregory S. Foran	$ 2,111,360
John R. Furner	$ 1,560,000

Equity awards. Certain equity awards granted under our Stock Incentive plan held by our NEOs provide for accelerated vesting in the event employment is terminated under certain circumstances:

○ ***Restricted stock and restricted stock units.*** Under the terms of certain outstanding equity awards held by our NEOs, in the event of the death of an NEO after his or her tenth year of service with our company, all unvested restricted stock and restricted stock units held by such NEO granted during the prior three years would generally vest. In addition, certain restricted stock awards held by our NEOs provide that any Shares that would have vested within 90 days of his or her termination of employment due to death or disability would immediately vest. Upon termination of employment for any other reason, unvested restricted stock and restricted stock units do not vest and are forfeited.

The following table shows the value of all unvested restricted stock and restricted stock units that would have vested upon the death or disability of certain of our NEOs on January 31, 2018 (based on the closing price of a Share on the NYSE on the last trading day of the fiscal ear ($106.60 on January 31, 2018)):

	Upon Death ($)	Upon Disability ($)
C. Douglas McMillon	6,455,589	0
M. Brett Biggs	1,590,152	330,140
Gregory S. Foran	261,596	261,596
John R. Furner	198,063	198,063

In addition, as described above in the footnotes to the Summary Compensation table above, Mr. Lore was granted restricted stock units in connection with Walmart's acquisition of Jet.com. These RSUs vest over a fi e-year period from the date of the closing of this acquisition, as described in more detail in the footnotes to the "Outstanding Equity Awards at Fiscal 2018 Year-End" table on page 71. In order for these RSUs to vest and be paid out, Mr. Lore generally must continue to be employed by Walmart through the various vesting dates. However, if Walmart terminates Mr. Lore's employment without cause, or Mr. Lore resigns for good reason, any unvested RSUs will continue to vest in accordance with the vesting schedule. If Walmart were to have terminated Mr. Lore without cause or Mr. Lore were to have resigned for good reason effective January 31, 2018, the value of the remaining unvested restricted stock units would have been $322,036,468 (based on the closing price of a Share on the NYSE on the last trading day of the fiscal ear ($106.60 on January 31, 2018)).

- ***Performance share units.*** Certain performance share units held by our NEOs provide that in the event of the NEO's death after 10 years of service with our company, his or her performance share units would vest in an amount equal to the number that would have vested at the end of the applicable performance cycle. Additionally, certain performance share unit awards provide that if an NEO's employment terminates by reason of disability or by reason of death prior to completing 10 years of service with our company, a prorated portion of his or her performance share units would vest, based upon the number of full calendar months during the applicable performance cycle during which the NEO was employed. Upon termination of employment for any other reason, unvested performance share units generally do not vest and are forfeited. The following table shows the estimated value of all performance share units that would have vested upon an NEO's death or disability on January 31, 2018 (based on the closing price of a Share on the NYSE on the last trading day of the fiscal ear ($106.60 on January 31, 2018) and assuming that target performance goals are achieved for each grant of performance share units):

	Upon Death ($)	Upon Disability ($)
C. Douglas McMillon	19,366,875	12,975,806
M. Brett Biggs	3,780,143	2,532,696
Gregory S. Foran	5,487,495	5,487,495

The CMDC has discretion to accelerate the vesting of any equity awards and to make other payments or grant other benefits upon a retirement or other severance from our company.

Cash Merger Consideration. As described under "Fiscal 2018 Review of Related Person Transactions" on page 33, as part of the consideration for Walmart's acquisition of Jet.com in September 2016, Walmart is obligated to make payments to Mr. Lore over a fi e-year period subsequent to the closing date of the acquisition. In order to be entitled to these payments, Mr. Lore generally must continue to be employed by Walmart through the various payment dates. However, if Walmart terminates Mr. Lore's employment without cause, or Mr. Lore resigns for good reason, Mr. Lore would continue to be entitled to the remaining payments in accordance with the payment schedule. As of January 31, 2018, the payments remaining to be made to Mr. Lore in connection with this acquisition total approximately $352.5 million.

Deferred Compensation Matching Contribution. Walmart makes a limited matching contribution on participant contributions to the Deferred Compensation Matching Plan, as described above under "Walmart's Deferred Compensation Plans." This company matching contribution becomes vested once an officer has participated in the Deferred Compensation Matching Plan for three years. Any unvested company matching contribution would immediately vest in the event that a participant dies or becomes disabled before the completion of the vesting period.

The Officer Deferred Compensation Plan provides for a prorated 10% increment or 20% increment to be paid upon separation from service in certain circumstances if age and service based requirements are met. As of January 31, 2018, Mr. Furner had a prorated company matching contribution in the amount of $12,885 that would immediately vest if his death or disability were to occur prior to his separation from service.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median associate, which is a reasonable estimate calculated in a manner consistent with SEC rules and is based on our payroll and employment records and the methodology described below. In calculating this ratio, SEC rules allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions refle ting their unique employee populations. As discussed on pages 45-47 above, our company is unique because we are significa tly larger than most of our peer group companies in terms of revenue, market capitalization, and the size and scope of our worldwide associate population. Therefore, our reported pay ratio may not be comparable to that reported by other companies due to differences in industries, scope of international operations, business models and scale, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their respective pay ratios.

Considered Population. As of December 31, 2017, we employed approximately 2,306,496 associates worldwide, other than our CEO. As permitted by SEC rules, in order to determine our median associate, we excluded approximately 3.9% of our total associate population or approximately 89,951 associates outside of the U.S. from the following countries: Argentina (12,737); Bangladesh (95); Botswana (864); Costa Rica (16,390); El Salvador (4,314); France (2); Ghana (164); Guatemala (10,299); Holland (2); Honduras (3,997); Hong Kong (7); India (5,529); Indonesia (11); Ireland (22); Italy (2); Kenya (69); Lesotho (173); Luxembourg (2); Malawi (141); Morocco (3); Mozambique (519); Namibia (272); Nicaragua (4,021); Nigeria (370); Pakistan (23); Peru (6); South Africa (29,089); Spain (20); Sri Lanka (52); Swaziland (46); Tanzania (67); Thailand (4); Turkey (75); Uganda (78); Vietnam (25); and Zambia (461). Therefore, an aggregate associate population of approximately 2,216,545 was considered (the "considered population") in determining our median associate.

Identifying our Median Associate. In determining our median associate, we used calendar year 2017 gross earnings – meaning total amounts paid before deductions or adjustments, including wages, overtime, bonuses, and the value of any equity awards that vested and were paid to an associate during calendar year 2017. Adjustments were made to annualize the gross earnings of all newly hired permanent associates in the considered population who did not work for the entire calendar year 2017. From the considered population, we then used statistical sampling to identify a group of associates who were paid within a range of 0.5% above or below what we estimated to be our median gross earnings amount (the "median population"). We then reviewed recent historical taxable wage data of the median population, and for those associates within the median population with stable wages, we calculated each of their fiscal 2018 otal compensation in the same way as we calculated our CEO's fiscal 2018 otal compensation as set forth in the Summary Compensation table on page 66 and identified the median ompensated associate from this group.

Based upon the estimates, assumptions, and methodology described above, the fiscal 2018 annual otal compensation of our CEO was $22,791,276, the fiscal 2018 annual otal compensation of our median associate was $19,177, and the ratio of these amounts was 1,188:1.

Equity Compensation Plan Information

The following table provides certain information as of the end of fiscal 2018 with espect to Shares that may be issued under our company's existing equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities refle ted in column (a))
Equity compensation plans approved by security holders	36,954,971[1]	$57.96[2]	239,212,091[3]
Equity compensation plans not approved by security holders	3,020,980[4]	—	—
TOTAL	39,975,951	$57.96[2]	239,212,091

(1) In addition to options to purchase Shares, this amount includes 9,306,826 Shares that may be issued upon the vesting of performance shares granted under the Stock Incentive Plan, which represents the maximum number of Shares that may be issued upon the vesting of these performance shares if maximum performance goals are achieved for each performance cycle, and 21,132,010 Shares that may be issued upon the vesting of restricted stock units granted under the Stock Incentive Plan. This amount also includes 1,563,056 Shares deferred in the form of Shares by officers and Outside Directors. This amount also includes 4,892,038 Shares available under equity compensation plans in which associates of ASDA participate.

(2) Represents the weighted average exercise price of options to purchase 61,041 Shares and the rights to acquire 4,892,038 Shares that may be issued under the equity compensation plans for ASDA associates described in footnote (1) above. This weighted average does not take into account Shares that may be issued upon the vesting of other forms of equity described in footnote (1) above.

(3) This amount includes 117,423,573 shares available under the Associate Stock Purchase Plan.

(4) This amount includes 3,020,980 restricted stock units issued to Marc E. Lore, an Executive Officer of Walmart, as part of Walmart's acquisition of Jet.com. For additional information about the restricted stock units issued to Mr. Lore, see the footnotes to the Summary Compensation table beginning on page 66.

Stock Ownership

Holdings of Major Shareholders

The following table lists the beneficial owners of greater than 5% of the Shares outstanding as of April 6, 2018. As of April 6, 2018, there were 2,952,478,528 Shares outstanding.

Name and Address of Beneficial Owner[1]	Direct or Indirect Ownership with Sole Voting and Investment Power	Shared Voting and Investment Power			Total	Percent of Class
		Shared, Indirect Ownership Through Walton Enterprises, LLC[1]	Shared, Indirect Ownership Through the Walton Family Holdings Trust[1]	Other Indirect Ownership with Shared Voting and Investment Power		
Alice L. Walton	6,748,580	1,415,891,131[3]	81,002,271[4]	1,465,248[5][6][7]	1,505,107,230	50.98%
Jim C. Walton	10,507,224[2]	1,415,891,131[3]	81,002,271[4]	1,565,248[6][7]	1,508,965,874	51.11%
John T. Walton Estate Trust	0	1,415,891,131[3]	0	0	1,415,891,131	47.96%
S. Robson Walton	3,345,174	1,415,891,131[3]	81,002,271[4]	1,085,805[8]	1,501,324,381	50.85%

(1) The business address of Alice L. Walton, Jim C. Walton, the John T. Walton Estate Trust, S. Robson Walton, Walton Enterprises, LLC, and the Walton Family Holdings Trust is P.O. Box 1508, Bentonville, Arkansas, 72712.

(2) Jim C. Walton has pledged 4,251,488 of the Shares directly owned by him as security for a line of credit extended to a company not affiliated with Walmart.

(3) Walton Enterprises, LLC holds a total of 1,415,891,131 Shares. Alice L. Walton, Jim C. Walton, and S. Robson Walton share voting and dispositive power with respect to all Shares held by Walton Enterprises, LLC, individually as managing members of Walton Enterprises, LLC, and in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member of Walton Enterprises, LLC. The managing members of Walton Enterprises, LLC have the power to sell and vote those Shares.

(4) The Walton Family Holdings Trust holds a total of 81,002,271 Shares. Alice L. Walton, Jim C. Walton, and S. Robson Walton, as cotrustees, share voting and dispositive power.

(5) This number includes Shares held by various corporations organized and operated for charitable purposes as to which Alice L. Walton shares voting and dispositive power.

(6) The number includes 2,174 Shares held by a trust as to which Jim C. Walton, Alice L. Walton, and an entity under her control, as cotrustees, share voting and dispositive power.

(7) This number includes 1,357,974 Shares held by a partnership as to which Jim C. Walton, as a trustee of a certain trust that is a general partner thereof, shares voting and dispositive power with Alice L. Walton, as a trustee of certain trusts that are general partners thereof, and with certain of their nieces and nephews, the other general partners thereof.

(8) This number includes Shares held by various trusts in which S. Robson Walton, as cotrustee thereof, shares voting and dispositive power.

Holdings of Officers and Directors

This table shows the number of Shares held by each director, director nominee, and NEO on April 6, 2018. It also shows the Shares held by all of Walmart's directors, the director nominee, and Executive Officers as a group on that date. As of April 6, 2018, there were 2,952,478,528 Shares outstanding.

Name of Beneficial wner	Direct or Indirect with Sole Voting and Investment Power[1]	Indirect with Shared Voting and Investment Power	Total	Percent of Class
M. Brett Biggs	204,377	0	204,377	*
James I. Cash, Jr.	39,203	0	39,203	*
Stephen J. Easterbrook	0	0	0	*
Timothy P. Flynn	38,269	0	38,269	*
Gregory S. Foran	269,990	0	269,990	*
Sarah J. Friar	685	0	685	*
John R. Furner	192,093	0	192,093	*
Carla A. Harris	2,629	0	2,629	*
Thomas W. Horton	8,178	0	8,178	*
Marc E. Lore	3,366,363	0	3,366,363	*
Marissa A. Mayer	22,940	0	22,940	*
C. Douglas McMillon[2]	1,247,952	155,327	1,403,279	*
Gregory B. Penner	49,957	1,388,194	1,438,151	*
Steven S Reinemund	21,821	0	21,821	*
Kevin Y. Systrom	13,708	0	13,708	*
S. Robson Walton[3]	3,345,174	1,497,979,207	1,501,324,381	50.85%
Steuart L. Walton	243,093	0	243,093	*
Directors, Director Nominee, and Executive Officers as a Group (22 persons)	9,383,047	1,499,522,728	1,508,905,775	51.11%

* Less than 1%

(1) These amounts include Shares of unvested restricted stock and restricted stock units held by certain Executive Officers and stock units deferred by certain Outside Directors and certain Executive Officers. For Gregory S. Foran, this amount includes 36,843 deferred stock units that settle in the form of cash upon payout. For John R. Furner, this amount includes 1,780 deferred stock units that settle in the form of cash upon payout. These amounts also include Shares that the following persons had a right to acquire within 60 days after April 6, 2018, through vested Shares they hold in the 401(k) Plan:

Name	Shares held in the 401(k) Plan
C. Douglas McMillon	1,710
John R. Furner	1,670
M. Brett Biggs	399
Directors, Director Nominee, and Executive Officers as a Group (22 persons)	3,779

(2) C. Douglas McMillon also holds 1,900 American Depository Receipts of Wal-Mart de Mexico, S.A.B. de C.V. and 1,200 American Depository Receipts of Massmart Holdings Ltd. These holdings represent less than 1% of each class of security.

(3) The amount shown for S. Robson Walton includes 1,415,891,131 Shares held by Walton Enterprises, LLC and 81,002,271 held by the Walton Family Holdings Trust.

Section 16(a) Beneficial wnership Reporting Compliance

Section 16(a) of the Exchange Act requires Walmart's directors, Executive Officers, and persons who own more than 10% of the outstanding Shares to file eports of Share ownership and changes in Share ownership with the SEC. SEC regulations require Walmart to identify anyone who failed to file a equired report or filed a l te report during fiscal 2018. Walmart believes that all Section 16(a) filing equirements were timely met during fiscal 2018 xcept that, due to an inadvertent oversight by the company, a report regarding the sale of Shares held through the Walton Family Holdings Trust was filed one d y late. As a result, S. Robson Walton, Jim C. Walton, and Alice L. Walton were each one day late in filing one eport relating to the sale of Shares held indirectly by trust.

Proposal No. 3
Ratification of Independent Accountants

Although shareholder ratification is not required, we are asking shareholders to ratify the appointment of EY as the company's independent accountants for fiscal 2019 at the 2018 Annual Shareholders' Meeting because the Board believes it is a good corporate governance practice. The Audit Committee will take shareholders' opinions regarding EY's appointment into consideration in future deliberations. If EY's selection is not ratified at the 2018 Annual Shareholders' Meeting, the Audit Committee will consider the engagement of other independent accountants. The Audit Committee may terminate EY's engagement as the company's independent accountants without the approval of the company's shareholders whenever the Audit Committee deems termination appropriate.

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent accountants. The Audit Committee has appointed EY as the company's independent accountants to audit the consolidated financial statements of the company for fiscal 2019. EY and its predecessor, Arthur Young & Company, have been Walmart's independent accountants since 1969 prior to the company's initial offering of securities to the public. EY served as the company's independent accountants for fiscal 2018 and reported on the company's consolidated financial statements for that fiscal year.

The Audit Committee annually reviews EY's independence and performance in determining whether to retain EY or engage another independent registered public accounting firm as our company's independent accountants. As part of that annual review, the Audit Committee considers, among other things, the following:

- The quality and efficiency of the current and historical services provided to our company by EY, including the results of an annual internal survey of key global financial management;
- EY's capability and expertise in handling the breadth and complexity of our company's global operations;
- The quality and candor of EY's communications with the Audit Committee;
- External data on EY's audit quality and performance, including recent Public Company Accounting Oversight Board reports on EY;
- EY's independence from our company;
- The appropriateness of EY's fees; and
- EY's tenure as our company's independent accountants, including the benefits of having a long-tenured auditor.

Benefits of Long Tenure	Independence Controls
Higher audit quality – Through almost 50 years of experience with our company, EY has gained institutional knowledge of and deep expertise regarding Walmart's global operations and businesses, accounting policies and practices, and internal control over financial reporting.	**Audit Committee oversight –** The Audit Committee's oversight includes regular private sessions with EY, discussions with EY regarding the scope of its audit, an annual evaluation when determining whether to engage EY, and direct involvement by the Audit Committee and its Chair in the periodic transition to a new lead engagement partner in connection with the mandatory five-year rotation of that position.
Efficient fee structure – EY's aggregate fees are competitive with peer companies because of EY's familiarity with our company.	**Limits on non-audit services –** The Audit Committee pre-approves audit and permissible non-audit services to be performed by EY in accordance with its pre-approval policy.
Avoids costs associated with a new independent accountant – Onboarding a new independent accountant is costly and requires a significant time commitment that could distract from management's focus on financial reporting and controls.	**Internal EY independence processes –** EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on our company's account and rotates engagement partners consistent with independence requirements.
	Regulatory framework – Because EY is an independent registered public accounting firm, it is subject to PCAOB inspections, peer review by other "Big 4" accounting firms, and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee believes that EY is independent and well qualified o serve as our company's independent accountants. Further, the Audit Committee and the Board believe it is in the best interests of Walmart and our company's shareholders to retain EY as our company's independent accountants for fiscal 2019

Representatives of EY will attend the 2018 Annual Shareholders' Meeting. They will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

EY's fees for fiscal 2018 and fiscal 2017 ere as follows:

	Fiscal 2018	Fiscal 2017
Audit Fees	$ 22,379,000	$ 19,394,000
Audit-Related Fees	$ 1,094,000	$ 1,075,000
Tax Fees	$ 965,000	$ 1,911,000
All Other Fees	$ —	$ —
TOTAL FEES	$ 24,438,000	$ 22,380,000

A description of the types of services provided in each category is as follows:

Audit Fees – Includes the audit of the company's annual financial st tements, the audit of the effectiveness of internal control over financial eporting, the review of the company's annual report on Form 10-K, the review of the company's quarterly reports on Form 10-Q, statutory audits required internationally, and consents for and review of registration statements filed with the SEC

Audit-Related Fees – Includes audits of the company's employee benefit plan , due diligence in connection with acquisitions and accounting consultations related to GAAP, the application of GAAP to proposed transactions, statutory financial st tement audits of non-consolidated affil tes, and work related to the company's compliance with its obligations under SOX.

Tax Fees – Includes tax compliance at international locations, domestic and international tax advice and planning, assistance with tax audits and appeals, and tax planning for acquisitions and restructurings.

All Other Fees – Includes fees for services that are not contained in the above categories and consists of permissible advisory services.

None of the services described above were approved pursuant to the de minimis exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X promulgated by the SEC.

FOR The Board recommends that shareholders vote FOR the ratific tion of EY as the company's independent accountants for fiscal 2019

Audit Committee Report

Audit Committee Independence and Financial Expert Determination

The Audit Committee currently consists of four Independent Directors, each of whom has been determined by the Board to meet the heightened independence and financial literacy criteria for Audit Committee members under the SEC and NYSE Listed Company Rules. The Board has also designated each member of the Audit Committee as an "audit committee financial expert" as defined under the SEC rules. The current members of the Audit Committee are James I. Cash, Jr.; Timothy P. Flynn, the Chair of the Audit Committee; Sarah J. Friar, who was appointed to the Board and the Audit Committee effective February 7, 2018; and Thomas W. Horton. Additional information regarding the members of the Audit Committee and the Audit Committee's roles and responsibilities is described under "Proposal No. 1 – Election of Directors" and "Board Committees" on pages 10 and 22, respectively.

2018 Audit Committee Meetings

The Audit Committee held nine meetings in fiscal 2018. At its three regularly scheduled in-person meetings, the Audit Committee had separate private sessions with our company's CEO, CFO, chief audit executive, global chief ethics and compliance officer, EY, and others. During these sessions, candid discussions took place regarding our company's financial, accounting, auditing, and internal control over financial reporting, compliance, Exchange Act reporting, enterprise risk management, and ethics matters. Throughout the year, the Audit Committee had full access to management, EY, and internal auditors.

The remainder of the Audit Committee's fiscal 2018 meetings were to, among other things, review and discuss the financial statements to be included in the company's Form 10-Q and Form 10-K filings, meet with its legal counsel and the company's management regarding the Audit Committee's independent FCPA-related investigation, review and discuss ongoing enhancements to our global ethics and compliance program, and to receive updates from management regarding areas of risk the Audit Committee oversees. Additional information about the Audit Committee's role in risk oversight may be found under "The Board's Role in Risk Oversight" on page 28 and its role in the FCPA investigation may be found under "Board Committees" on page 23.

The Audit Committee's meeting agendas are established by the Chair of the Audit Committee in consultation with the Chairman of the Board, the Lead Independent Director, the chief audit executive, the company's Corporate Secretary, and other members of senior management.

Responsibilities and 2018 Committee Actions

The Audit Committee operates under a written charter, which may be found in the "Corporate Governance" section of Walmart's website located at *http://stock.walmart.com/investors/corporate-governance/governance-documents*. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

To fulfill its oversight responsibilities as detailed in its charter, during or after fiscal 2018 in addition to certain other matters described elsewhere in this section, the Audit Committee did, among other things, the following:

- reviewed and discussed with Walmart's management and EY Walmart's audited consolidated financial statements for fiscal 2018

- reviewed management's representations that those consolidated financial statements were prepared in accordance with GAAP and fairly present the consolidated results of operations and consolidated financial position of our company for the fiscal years and as of the dates covered by those consolidated financial statements;

- discussed with EY the matters required to be discussed by applicable audit standards of the Public Company Accounting Oversight Board (the "PCAOB"), including matters related to the planning and results of the audit of Walmart's consolidated financial statements;

- received the written disclosures and the letter from EY required by applicable requirements of the PCAOB relating to EY's communications with the Audit Committee concerning EY's independence from Walmart, and discussed with EY its independence from Walmart;

- based on the review and discussions with management and EY discussed above, recommended to the Board that Walmart's audited annual consolidated financial statements for fiscal 2018 be included in Walmart's Annual Report on Form 10-K for fiscal 2018 filed with the SEC;

- reviewed and discussed with management and EY Walmart's earnings releases and the financial statements in the quarterly reports on Form 10-Q;

- monitored, reviewed, and approved, in accordance with the Pre-Approval Policy adopted by the Audit Committee, all audit, audit-related, and non-audit services performed for Walmart by EY, and considered whether EY's provision of non-audit services was compatible with EY's independence from Walmart. For more information about the Audit Committee's Pre-Approval Policy, please see "Audit Committee Pre-Approval Policy" on page 86;

- evaluated the performance of EY and had direct involvement in the selection process for the new lead engagement partner for the company's fiscal 2020 audit, in conjunction with the mandated rotation for such positions. For more information about the Audit Committee's role in the evaluation of EY, please see "Proposal No. 3, Ratification of Independent Accountants" on page 82;

- monitored the progress and results of the testing of internal control over financial reporting pursuant to Section 404 of SOX, reviewed a report from management and the internal auditors of our company regarding the design, operation, and effectiveness of internal control over financial reporting, and reviewed an attestation report from EY regarding the effectiveness of internal control over financial reporting as of January 31, 2018;

- reviewed and discussed with management and EY changes in accounting principles that may affect the company, the company's significant accounting policies and the appropriateness of the disclosures of non-GAAP measures that the company publicly made during or with respect to fiscal 2018, including in the company's earnings releases;

- reviewed the fiscal 2018 internal audit plan and budget;

- reviewed the company's related person transactions and approved these transactions in accordance with the Transaction Review Policy, which is discussed under "Related Person Transaction Review Policy," on page 32;

- reviewed the company's enterprise risk management process with members of senior management and regularly received status reports on significant risks identified by management in various areas of the company, including legal, compliance, ethics, information systems, information security, and cybersecurity;

- monitored management's progress on the implementation of enhancements to the company's global ethics and compliance program, and determined that management had achieved adequate progress in implementing the enhancements applicable for fiscal 2018. For more information about the Audit Committee's oversight role regarding our global ethics and compliance program, please see the "Ethics and Compliance Goals" discussion on page 51; and

- received regular reports from management regarding our company's policies, processes, and procedures regarding compliance with applicable laws and regulations and Walmart's Global Statement of Ethics.

The Audit Committee submits this report:

James I. Cash, Jr.
Timothy P. Flynn, *Chair*
Sarah J. Friar
Thomas W. Horton

Audit Committee Pre-Approval Policy

To maintain the independence of our independent accountants and to comply with applicable securities laws, the NYSE Listed Company Rules, and the Audit Committee charter, the Audit Committee is responsible for reviewing, deliberating on, and, if appropriate, pre-approving all audit, audit-related, and non-audit services to be performed for our company by the independent accountants. For that purpose, the Audit Committee has established a policy and related procedures regarding the pre-approval of all audit, audit-related, and non-audit services to be performed by our company's independent accountants (the "Pre-Approval Policy").

The Pre-Approval Policy provides that our company's independent accountants may not perform any audit, audit-related, or non-audit service for Walmart, subject to those exceptions that may be permitted by applicable law, unless: (i) the service has been pre-approved by the Audit Committee; or (ii) Walmart engaged the independent accountants to perform the service pursuant to the pre-approval provisions of the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit Committee from pre-approving certain non-audit services that are prohibited from being performed by our company's independent accountants by applicable securities laws. The Pre-Approval Policy also provides that Walmart's corporate controller will periodically update the Audit Committee as to services provided by the independent accountants. For each of these services, the independent accountants provide detailed back-up documentation to the corporate controller.

Under the Pre-Approval Policy, the Audit Committee has pre-approved certain categories of services to be performed by the independent accountants and a maximum amount of fees for each category. The Audit Committee annually reassesses these service categories and the associated fees. Individual projects within the approved service categories have been pre-approved only to the extent that the fees for each individual project do not exceed a specified dollar limi , which amount is reassessed annually. Projects within a pre-approved service category with fees in excess of the specified ee limit for individual projects may not proceed without the specific p ior approval of the Audit Committee (or a member to whom pre-approval authority has been delegated). In addition, no project within a pre-approved service category will be considered to have been pre-approved by the Audit Committee if the project would cause the maximum amount of fees for the service category to be exceeded, and the project may only proceed with the prior approval of the Audit Committee (or a member to whom pre-approval authority has been delegated) to increase the aggregate amount of fees for the service category.

At least annually, the Audit Committee designates a member of the Audit Committee to whom it delegates its pre-approval responsibilities. That member has the authority to approve interim requests as set forth above within the define , pre-approved service categories, as well as interim requests to engage Walmart's independent accountants for services outside the Audit Committee's pre-approved service categories. The member has the authority to pre-approve any audit, audit-related, or non-audit service that falls outside the pre-approved service categories, provided that the member determines that the service would not compromise the independent accountants' independence and the member informs the Audit Committee of his or her decision at the Audit Committee's next regular meeting. The Audit Committee approved all of the audit-related fees, tax fees, and all other fees paid to the company's independent accountants in fiscal 2018

Shareholder Proposals

Included in this proxy statement are two separate shareholder proposals that have been submitted under SEC rules by shareholders who notified the   ompany of their intention to present the proposals for voting at the 2018 Annual Shareholders' Meeting. The text of these shareholder proposals and supporting statements appear exactly as received by our company. Some shareholder proposals and supporting statements may contain assertions about Walmart that we believe are incorrect, and we have not tried to refute all such inaccuracies in the company's responses. All statements contained in a shareholder proposal and its supporting statements are the sole responsibility of the proponent of that shareholder proposal. Our company will provide the names, addresses, and shareholdings (to our company's knowledge) of the proponents of any shareholder proposal upon oral or written request made to Walmart Inc., c/o Gordon Y. Allison, Vice President and General Counsel, Corporate Division, 702 Southwest 8th Street, Bentonville, Arkansas 72716-0215, (479) 273-4000.

The Board recommends a vote **AGAINST** each of the following shareholder proposals for the reasons stated in Walmart's statements in opposition following each shareholder proposal.

Proposal No. 4
Request to Adopt an Independent Chair Policy

RESOLVED: The stockholders of Walmart Inc. (the "Company"), ask the Board of Directors to adopt a policy that, whenever possible, the Board chair should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—

- was affiliated with a company that was an advisor or consultant to the Company, or a significant customer or supplier of the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company that the Company had to disclose under the Securities and Exchange Commission regulations;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sort described above with any affiliate of the Company; or
- was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chair if a current chair ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chair.

SUPPORTING STATEMENT: The Board of Directors, led by its chair, is responsible for protecting shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's affairs. This oversight can be diminished when the chairman is not independent.

An independent chair who sets agendas, priorities, and procedures for the Board can enhance its oversight and accountability of management and ensure the objective functioning of an effective Board. We view the alternative of a lead outside director, even one with a robust set of duties, as adequate only in exceptional circumstances fully disclosed by the Board.

Human capital management remains a challenge. Workers report turnover is high, pay is low, and employees remain on government assistance, despite announced labor investments. Inadequate staffing results in empty shelves and long checkout lines. The Company is the largest private employer on earth, yet no director has disclosed expertise in human capital management. An independent chair would be better positioned to lead the necessary board renewal process.

Several respected institutions recommend chair independence. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough;" "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

We urge you to vote **FOR** this proposal.

Walmart's Statement in Opposition to Proposal No. 4

Walmart has always believed that high corporate governance standards, including the importance of diverse and independent perspectives, are essential for creating long-term value for our shareholders, and our Board believes it has long demonstrated its commitment to this goal. As discussed in more detail in the Corporate Governance section of this proxy statement, 64% of the director nominees named in this proxy statement are independent, and only one director nominee is a member of management. The leadership structure of our Board provides independent directors with meaningful and substantial oversight responsibility in areas of governance, risk oversight, and business strategy.

Since Sam Walton opened the first Walmart store in 1962, our company has always been a values-based, ethically led organization. Three generations of Walton family members have served on our board – demonstrating their continued commitment to the long-term interests of our company and shareholders. Despite their substantial ownership in the company, members of the Walton family traditionally have held only three seats on our Board. The NYSE Listed Company Rules permit certain governance exemptions for "controlled companies," but Walmart has never sought and has no plans to rely on those governance exemptions because we believe having a majority independent board promotes the long-terms interests of our shareholders. It is also noteworthy that the commentary to the independence standards in the NYSE Listed Company Rules states that, because the concern is that a director be independent from management, a board may still determine that a director is independent even when such person holds a significa t stake in the company.

Our Board Leadership structure is designed to ensure robust oversight, independent viewpoints, and overall Board effectiveness.

A Thirty-Year Commitment to Separate Chairman and CEO Roles

Since 1988, our Board has consistently maintained the practice of separating the roles of our Chairman and our CEO. We believe this approach allows our Chairman to focus on governance and risk oversight matters and allows our CEO to focus on managing our complex daily operations and implementing the directives of the Board.

Strong Role for Lead Independent Director

Since 2004, our independent directors have annually appointed from among themselves a director to serve in the role of Lead Independent Director in order to cultivate and express independent perspectives to the Chairman, the CEO, and the other members of the Board. Our corporate governance guidelines define a obust set of responsibilities for the Lead Independent Director, including:

- Serving as an independent liaison between the Chairman, the CEO, the other members of the Board, and management of our company;
- Presiding over meetings of independent directors, which are held regularly to discuss matters without the presence of management;
- Calling meetings of directors, including separate meetings of independent directors;
- Leading the annual Board evaluation process in connection with the Nominating and Governance Committee; and
- Reviewing and approving the agenda for each Board meeting.

Independent Board Committee Chairs

Furthermore, the primary oversight of strategic and governance matters for our company is entrusted to Board committees that are chaired by independent directors. Each of the Audit Committee, the Compensation and Management Development Committee, and the Nominating and Governance Committee are comprised solely of independent directors, and the Strategic Planning and Finance Committee and the Technology and eCommerce Committee are each chaired by independent directors. These committees play a critical role in our governance and strategy, and each committee has access to management and the authority to retain independent advisors as it deems appropriate.

Our Board also continues to seek ways to maximize its effectiveness, encourage independent viewpoints, and promote the long-term interests of our company and shareholders. For example, in 2017, our Board furthered these commitments by amending our Bylaws to adopt a market standard proxy access provision.

Summary

Our strategy is to make every day easier for busy families and to be the most trusted retailer during a time in the retail industry when customers are embracing tools that save them both time and money. We are combining the accessibility of our stores and clubs with eCommerce, and we are equipping our associates with training and technology to find inn vative and exciting ways to deliver an enjoyable shopping experience for our customers that is easy, fast, friendly, and fun. We are proud of the progress we are making. Our Board is focused on our strategic priorities, and as described above, our Board leadership structure provides independent directors with meaningful and substantial oversight responsibility in areas of governance, risk oversight, and business strategy. We believe the organization of our Board leadership structure, together with the diverse backgrounds, experiences, and skill sets of our directors, make our Board a strategic asset for our company.

Our Chairman's unique and in-depth knowledge of the history and growth of our company, coupled with his industry expertise in key areas of strategic importance to our business, make him particularly qualified o lead discussions on strategic and governance matters at the Board level. Our CEO has a deep institutional knowledge of Walmart developed through an extensive leadership career at our company, and he is best able to bring key business issues and risks to the attention of the Board. Since 2004, our Board has asked a Lead Independent Director to serve as an independent liaison between the Chairman, the CEO, the other members of the Board, and management of our company.

For the reasons discussed above, the Board believes its leadership structure clearly demonstrates that it has embraced independence. Furthermore, we believe our shareholders have recognized the effectiveness of our current Board leadership structure by re-electing our Chairman, the Lead Independent Director, and other Board members each year.

For more information on our Board independence, leadership and governance, please read the Corporate Governance section of this proxy statement.

AGAINST

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

Proposal No. 5
Request for Report on Racial or Ethnic Pay Gaps

RESOLVED: Shareholders request Walmart prepare a report, omitting proprietary information and prepared at reasonable cost demonstrating the company does not have any racial or ethnic pay gaps. For purposes of this Proposal, a racial or ethnic pay gap exists when (i) one or more particular jobs or statuses (e.g., management, part-time work) are disproportionately occupied by persons of a particular racial or ethnic group, compared to the composition of the workforce as a whole; or (ii) persons of one racial or ethnic group are compensated differently from persons of another racial or ethnic group performing the same job under the same job description, with the same experience and level of performance.

Whereas:

Walmart's frontline workforce is diverse. The company's 2017 Global Responsibility Report found that 43 percent of U.S. Associates are people of color. Yet, people of color are *underrepresented* in higher paying, higher status positions at Walmart: only 31 percent of its U.S. managers and only 21 percent of corporate officers are people of color.

Progress on meeting Walmart's Diversity Goals Program to create "accelerated opportunity to our women and people of color" is aided by the disclosure of the aforementioned statistics. However, Walmart also does not report on race or ethnicity pay gaps. And, while Walmart's hourly workforce is about 50 percent part-time, the company does not report on the whether people of color are concentrated in these typically lower-compensated positions.

While there certainly are part-time workers who prefer part-time work, according to the 2015 U.S. Current Population Survey, black and Latino workers are more likely to be stuck in part-time time jobs *when they want full-time work*. In fact, the retail, leisure and hospitality industries accounted for 54.3% of the growth of involuntary part-time employment between 2007 and 2015. Nationally, part-time jobs tend to pay less than full-time, are less likely to provide health insurance and paid time off, and frequently involve unpredictable, variable schedules.

According to the Economic Policy Institute, average hourly wages for black men are 78 percent of those of similarly situated white men. Wages for black women are 66 percent of those of comparable white men and 88 percent of those received by white women. According to Demos, "retail employers pay Black and Latino full-time retail salespersons just 75 percent of the wages of their white peers." These stubborn pay gaps have attracted attention from national media and policy makers.

With Walmart's commitment to having a "workplace that is inclusive of all people" and "us[ing] data to measure progress," not reporting racial and ethnic pay gaps or the composition of the part-time workforce is a glaring omission. A diverse workforce increases access to talent, innovation and growth and safeguards company reputation.

Walmart's Statement in Opposition to Proposal No. 5

During a time in the retail industry where customer expectations are higher than ever, we believe our business needs to be innovative and agile and that our workforce should reflect the diversity of the customers and communities we serve. We regularly promote and emphasize our commitment to diversity and inclusion at all levels within our company and in our supply chain. We believe inclusion is a catalyst for innovation that creates an environment where new ideas can thrive. Although technology is changing how we work and how we serve our customers, retail is still a people business. We believe our associates set us apart, and we want all of our associates to be a part of how we are changing retail.

Equitable Compensation and Compliance with Law

In order to attract and retain the talent we need to meet our customers' demands, we strive to provide our associates with compensation that is:

- Competitive in the market;
- Equitable across our diverse workforce; and
- Designed to drive the achievement of our company's strategic business objectives.

We remain committed to objectively administering our compensation plans and programs to encourage high performance and fairly reward associates based on their relevant qualifications, experience, performance results, and the type of work they do regardless of their race, ethnicity, gender, or other personal demographic. Furthermore, our compensation plans and practices also are designed to comply with federal and state laws requiring fair and equitable pay regardless of personal demographic (like race, ethnicity, or gender), including, for example, Title VII of the Civil Rights Act.

Diversity and Inclusion Compensation Performance Goals for NEOs and Management

Since fiscal 2005, our NEOs and many other management associates have had performance objectives under our culture, diversity and inclusion program. Our Board's Compensation and Management Development Committee established these objectives because it believes that diversity and inclusion contribute to an engaged and effective workforce. For fiscal 2018, our culture, diversity and inclusion goals program included objectives related to representation and promotion, mentoring, participation in diversity and inclusion events, and development of business-specific diversity and inclusion plans. Associates subject to our culture, diversity and inclusion goals program have 10% of their annual performance evaluation tied to diversity and inclusion and can have their annual cash incentive reduced by up to 30% if they violate our discrimination and harassment policies.

Economic Mobility and Inclusion

Walmart is the rare company where it is possible to build a career where each job can serve as a pathway to greater opportunity. We believe our company is uniquely situated to provide job seekers of all skill levels with opportunities for new entry points, as well as opportunities for training and advancement. For example, our 2017 Global Responsibility Report highlights that three-quarters of our U.S. store managers began as hourly associates. Our 2017 Global Responsibility Report also describes how we are increasing economic mobility and inclusion for our associates through four key strategies:

- Providing great jobs and training for associates;
- Accelerating mobility of frontline retail workers beyond Walmart;
- Promoting culture, diversity, and inclusion at Walmart; and
- Supporting economic inclusion in communities and supply chains.

We are proud of the progress we are making in each of these strategies, and a more robust discussion of our programs and progress is provided in our Global Responsibility Reports or by visiting our corporate website at *https://corporate.walmart.com/global-responsibility*.

Results and Recognition

Our 2017 Culture, Diversity and Inclusion Report describes in greater detail our commitments, programs, initiatives, and results for these important aspects of our business and can be found on our corporate website at *https://cdn.corporate.walmart.com/11/0d/ f9289df649049a38c14bdeaf2b99/2017-cdi-report-web.pdf*. In our 2017 Culture, Diversity and Inclusion Report, we were proud to report that:

- Walmart often ranks near the top of diversity and inclusion reports and often outpaces our industry in each of the reported EEO-1 categories;

- We are continuing to develop inclusive leaders with training and programs designed to recognize and mitigate unconscious biases; and

- We received a perfect score on the 2017 Disability Equality Index and were named as a best place to work by the Disability Equality Index, demonstrating a comprehensive approach to diversity and inclusion that extends beyond demographics such as race, ethnicity, or gender.

Summary

We constantly strive to create a work environment where the diverse backgrounds and experiences of our associates are not only respected but also valued and embraced. Our compensation plans and programs are designed to encourage high performance and fairly reward our associates regardless of their race, ethnicity, gender, or other personal demographic. We remain committed to objectively administering our compensation plans and programs, and we continue to work diligently to provide opportunities for economic mobility and inclusion for all of our associates. Therefore, we believe the adoption of this proposal is unnecessary and would distract from our ongoing execution of these important commitments and initiatives.

AGAINST
For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

Annual Meeting Information

What is a proxy statement, and what is a proxy?

A proxy statement is a document that SEC rules require us to provide you when we ask you to vote on certain matters yourself or when we ask you to sign a proxy designating certain individuals to vote on those matters on your behalf. A proxy is your legal designation of another person to vote the Shares you own. If you designate someone as your proxy in a written document, that document is called a proxy or a proxy card. By signing the proxy card we provide to you, you will designate our Chairman and our CEO as your proxies to cast your vote at the 2018 Annual Shareholders' Meeting. Walmart's Board is soliciting your proxy to vote your Shares at the 2018 Annual Shareholders' Meeting and any adjournment or postponement thereof. Walmart pays the cost of soliciting your proxy and reimburses brokers and others for forwarding to you the proxy statement, proxy card, or voting instruction form, and Annual Report to Shareholders and, for certain shareholders, the notice of internet availability of our proxy materials.

New Approach for 2018

What is the difference between the formal meeting and the celebration?

Formal Business – May 30:

The 2018 Annual Shareholders' Meeting will be held on Wednesday, May 30, 2018, at 10:00 a.m. Central Time at the **John Q. Hammons Convention Center**, located at 3303 S. Pinnacle Hills Parkway, Rogers, AR 72758, in Ambassador Ballrooms A-E. **All formal business**, including voting on the election of directors and the other matters included in this proxy statement, will take place at this time. There will be no entertainment or other activities at the 2018 Annual Shareholders' Meeting.

Celebration, Recognitions, Presentations, and Entertainment – June 1:

As noted above, formal business will be addressed on a different date. However, our long-standing tradition of recognizing and celebrating our associates and shareholders, complete with exciting entertainment acts and presentations from management (the "**Associate/Shareholder Celebration**") will take place on **Friday, June 1, 2018, at 8:00 a.m. Central Time at Bud Walton Arena** on the campus of the University of Arkansas, located at 1240 Leroy Pond Drive, Fayetteville, AR 72701. **There will be no voting or formal business taking place at this time.**

Why are the Annual Shareholders' Meeting and the Associate/Shareholder Celebration being held separately?

As Walmart continues its exciting transformation, we're changing the way we work and do business, and it made sense to change how we approach our annual shareholders' meetings and celebrations. After careful deliberation, we determined that separating our formal business and our celebration into two, distinct events helps focus each meeting on its respective purpose and will provide a more relevant and valuable overall experience to our shareholders and associates.

Which meeting should I attend? Do I need to attend both meetings?

If you held Shares as of the close of business on April 6, 2018, then you or your proxy holder may attend one or both of the meetings pursuant to the admission instructions below. If you or your proxy holder decide not to attend the 2018 Annual Shareholders' Meeting to be held on Wednesday, May 30, 2018, you may still vote your Shares on the formal business matters by mail, phone, or electronically as described in more detail on page 96.

- If you wish to attend the **formal meeting** at which you or your proxy may **vote your Shares** on the election of directors and the other matters included in this proxy statement, please attend the 2018 Annual Shareholders' Meeting on **Wednesday, May 30, 2018,** at the **John Q. Hammons Convention Center**.

- If you wish to enjoy the **recognitions, presentations, and other entertainment** and events that have traditionally occurred at our past annual shareholders' meetings, please attend the 2018 Associate/Shareholder Celebration on **Friday, June 1, 2018, at Bud Walton Arena**.

2018 Annual Shareholders' Meeting

What will occur at the 2018 Annual Shareholders' Meeting?

The 2018 Annual Shareholders' Meeting will be the formal portion of our traditional annual shareholders' meetings at which shareholders can vote on the proposals detailed in this proxy statement, including the election of directors, the non-binding, advisory resolution to approve named executive officer compensation, the ratific tion of EY as the company's independent accountants for fiscal 2019, and the sha eholder proposals and other matters, if properly brought before the meeting.

There will be no entertainment, celebratory events, or other festivities at the 2018 Annual Shareholders' Meeting.

When is the 2018 Annual Shareholders' Meeting?

The 2018 Annual Shareholders' Meeting will be held at 10:00 a.m. Central Time on Wednesday, May 30, 2018.

Where will the 2018 Annual Shareholders' Meeting be held?

The 2018 Annual Shareholders' Meeting will be held in Ambassador Ballrooms A-E at the John Q. Hammons Convention Center, located at 3303 S. Pinnacle Hills Parkway, Rogers, AR 72758.

The formal 2018 Annual Shareholders' Meeting at which shareholders can vote on the election of directors and other matters detailed in this proxy statement will be held at the John Q. Hammons Convention Center and not Bud Walton Arena.

Associate/Shareholder Celebration

What will occur at the Associate/Shareholder Celebration?

The recognitions, presentations, and other entertainment and activities that have traditionally occurred at our past annual shareholders' meetings will occur at the Associate/Shareholder Celebration. At the Associate/Shareholder Celebration, our shareholders and associates will have the opportunity to connect with other shareholders and associates from around the world, hear updates about Walmart's continued growth and transformation, and enjoy the entertainment that has become a staple of our annual meetings.

There will be no voting on any matters at the Associate/ Shareholder Celebration on June 1, 2018. If you wish to vote your Shares at the 2018 Annual Shareholders' Meeting, you or your proxy should attend the formal meeting to be held on May 30, 2018.

When is the Associate/Shareholder Celebration?

The Associate/Shareholder Celebration will be held at 8:00 a.m. Central Time on Friday, June 1, 2018.

Where will the Associate/Shareholder Celebration be held?

The Associate/Shareholder Celebration will be at Bud Walton Arena on the University of Arkansas Campus, located at 1240 Leroy Pond Drive, Fayetteville, AR 72701.

Attending these Meetings

How can I attend the 2018 Annual Shareholders' Meeting and/or Associate/Shareholder Celebration? What do I need to bring?

NOTICE: *If you plan to attend either the 2018 Annual Shareholders' Meeting or the Associate/Shareholder Celebration in person, you must follow the instructions below to gain admission.*

Only shareholders who owned Shares as of the close of business on April 6, 2018, are entitled to attend the 2018 Annual Shareholders' Meeting and the Associate/Shareholder Celebration.

To be admitted to either the 2018 Annual Shareholders' Meeting or the Associate/Shareholder Celebration, you must present valid proof of Share ownership as described below and photo identific tion (such as a valid driver's license or passport) at the entrance of the venue at which the meeting is being held. In order to provide valid proof of Share ownership:

- If your Shares are registered in your name and you received your proxy materials by mail, then you should bring the proxy statement you received in the mail or the proxy card that you received in the mail to the meeting. If you have already completed and returned your proxy card, then bring the top part of the proxy card marked "keep this portion for your records."

- If your Shares are registered in your name and you received a notice of internet availability of the proxy materials in the mail, you should bring that notice of internet availability with you to the meeting.

- If you received an email with instructions containing a link to the website where our proxy materials are available and a link to the proxy voting website, bring that email with you to the meeting.

- If you are a beneficial owner of Shares and your Shares are held in street name as described above, you will be admitted to the 2018 Annual Shareholders' Meeting and the Associate/Shareholder Celebration only if you present either: a valid legal proxy from your bank, broker, or other nominee as to your Shares, the notice of internet availability of the proxy materials (if you received one), a voting instruction form that you received from your bank, broker, or other nominee (if you have not already completed and returned the voting instruction form), or a recent bank, brokerage, or other statement showing that you owned Shares as of the close of business on April 6, 2018.

- Each shareholder may appoint only one proxy holder or representative to attend the meeting on behalf of such shareholder.

The use of cameras, camcorders, videotaping equipment, and other recording devices will not be permitted in the John Q. Hammons Convention Center for the 2018 Annual Shareholders' Meeting or in Bud Walton Arena for the Associate/Shareholder Celebration. Attendees may not bring into either venue large packages or other material that could pose a safety threat or disruption hazard (e.g., banners, fireworks, noisemakers, horns, confetti, etc.).

Photographs and videos taken at the 2018 Annual Shareholders' Meeting and the Associate/Shareholder Celebration may be used by Walmart. By attending the 2018 Annual Shareholders' Meeting or the Associate/Shareholder Celebration, you will be agreeing to Walmart's use of any photographs and videos taken at the 2018 Annual Shareholders' Meeting or the Associate/Shareholder Celebration, as the case may be, and waive any claim or rights with respect to those photographs and videos and their use.

If I am unable to attend, can I view either meeting via webcast?

Yes. Both meetings can be viewed via live webcast at *http://stock.walmart.com*. If you are unable to attend either the 2018 Annual Shareholders' Meeting or the Associate/Shareholder Celebration in person, the webcast of both meetings will be available for viewing on our corporate website for a limited time after the Associate/Shareholder Celebration.

Voting

Who may vote at the 2018 Annual Shareholders' Meeting?

You may vote at the meeting on Wednesday, May 30, 2018, if you were the holder of record of Shares at the close of business on April 6, 2018, the record date set by the Board for determining those shareholders who are entitled to receive notice of, and to vote on matters at, the 2018 Annual Shareholders' Meeting. You are entitled to one vote on each matter properly presented at the 2018 Annual Shareholders' Meeting for each Share you owned of record at that time.

If your Shares are registered directly in your name with the company's transfer agent, Computershare Trust Company, N.A., you are considered a shareholder of record with respect to these Shares. Some shareholders hold Shares through a bank, broker, or other nominee, and are often said to hold these shares in "street name." These shareholders are considered "beneficial owners" of those Shares. If you held Shares as a beneficial owner in "street name" at the close of business on April 6, 2018, you must obtain a legal proxy, executed in your favor, from the holder of record of those Shares as of that time, to be entitled to vote those Shares at the meeting. As of the close of business on April 6, 2018, Walmart had 2,952,478,528 Shares outstanding.

How do I vote?

The process for voting your Shares depends on how your Shares are held. Generally, as discussed above, you may hold Shares as a "record holder" (that is, in your own name) or in "street name" (that is, through a nominee, such as a broker or bank). As explained above, if you hold Shares in "street name," you are considered to be the "beneficial owner" of those Shares.

Voting by Record Holders. If you are a record holder, you may vote by proxy or you may vote in person on Wednesday, May 30, at the 2018 Annual Shareholders' Meeting. If you are a record holder and would like to vote your Shares by proxy prior to the 2018 Annual Shareholders' Meeting, you have four ways to vote:

 go to the website *www.proxyvote.com* and follow the instructions at that website;

 scan the QR code on your proxy card or notice of availability with your mobile device and follow the instructions provided;

 call 1-800-690-6903 using a touch-tone phone (toll charges may apply for calls made from outside the United States) and follow the instructions provided on the call; or

 if you received a proxy card in the mail, complete, sign, date, and mail the proxy card in the return envelope provided to you.

Please note that proxies will not be accepted by telephone or internet voting following 11:59 p.m. Eastern time on May 29, 2018. If you wish to submit a proxy to vote by telephone or internet, follow the instructions on your proxy card (if you received a paper copy of the proxy materials) or in the notice of availability of the proxy materials. If you received a proxy card in the mail and wish to vote by completing and returning the proxy card via mail, please note that your completed proxy card must be received before the polls close for voting at the 2018 Annual Shareholders' Meeting on Wednesday, May 30, 2018.

If you plan to attend the 2018 Annual Shareholders' Meeting on Wednesday, May 30, 2018, and wish to vote in person, you will be provided a ballot at the 2018 Annual Shareholders' Meeting. Even if you vote by proxy prior to May 30, 2018, you may still attend the 2018 Annual Shareholders' Meeting.

Voting by Beneficial Owners of Shares Held in "Street Name." If your Shares are held in the name of a broker, bank, or other nominee (that is, your Shares are held in "street name"), you should receive separate instructions from the record holder of your Shares describing how to vote. If your Shares are held in the name of a broker, bank, or other nominee and you want to vote in person, you will need to obtain (and bring with you to the 2018 Annual Shareholders' Meeting on Wednesday, May 30, 2018) a legal proxy from the record holder of your Shares (who must have been the record holder of your Shares as of the close of business on April 6, 2018) indicating that you were a beneficial owner of Shares as of the close of business on April 6, 2018, as well as the number of Shares of which you were the beneficial owner on the record date, and appointing you as the record holder's proxy to vote the Shares covered by that proxy at the 2018 Annual Shareholders' Meeting.

Voting of Shares Held in the 401(k) Plan or the Wal-Mart Puerto Rico 401(k) Plan. If your Shares are held through the 401(k) Plan or the Wal-Mart Puerto Rico 401(k) Plan, you must provide instructions on how you wish to vote your Shares held through such plans no later than 11:59 p.m. Eastern time on May 24, 2018. If you do not provide such instructions by that time, your Shares will be voted by the Retirement Plans Committee of the respective plan in accordance with the rules of the applicable plan.

What are my voting choices for each of the proposals to be voted on at the 2018 Annual Shareholders' Meeting?

On Wednesday, May 30, 2018, you are voting on the following items:

PROPOSAL NO. 1: ELECTION OF 11 DIRECTORS

Voting Choices and Board Recommendation:

- vote in favor of each nominee;
- vote in favor of one or more specific nominees;
- vote against each nominee;
- vote against one or more specific nominees;
- withhold authority to vote for each nominee; or
- withhold authority to vote for one or more specific nominee .

The Board recommends a vote FOR each of the nominees.

PROPOSAL NO. 2: NON-BINDING, ADVISORY RESOLUTION TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Voting Choices and Board Recommendation:

- vote in favor of the advisory resolution;
- vote against the advisory resolution; or
- abstain from voting on the advisory resolution.

The Board recommends a vote FOR the advisory resolution.

PROPOSAL NO. 3: RATIFICATION OF EY AS INDEPENDENT ACCOUNTANTS FOR FISCAL 2019

Voting Choices and Board Recommendation:

- vote in favor of the ratific tion;
- vote against the ratific tion; or
- abstain from voting on the ratific tion.

The Board recommends a vote FOR the ratifi ation.

PROPOSAL NOS. 4-5: SHAREHOLDER PROPOSALS APPEARING IN THIS PROXY STATEMENT

Voting Choices and Board Recommendation:

- vote in favor of each shareholder proposal;
- vote against each shareholder proposal;
- vote in favor of one or more shareholder proposals;
- vote against one or more shareholder proposals;
- abstain from voting on one or more shareholder proposals; or
- abstain from voting on all shareholder proposals.

The Board recommends a vote AGAINST each of the shareholder proposals.

Who counts the votes? Are my votes confidential?

Broadridge will count the votes. The Board has appointed two employees of Broadridge as the inspectors of election. Your proxy card or ballot and voting records (including votes cast by phone, mobile device, or over the internet) will not be disclosed unless the law requires disclosure, you request disclosure, or your vote is cast in a contested election. If you write comments on your proxy card or ballot, your comments will be provided to Walmart by Broadridge, but how you voted will remain confidential.

What is the quorum requirement for holding the 2018 Annual Shareholders' Meeting?

The holders of a majority of the Shares outstanding and entitled to vote as of the record date for the meeting must be present in person or represented by proxy for business to be transacted at the meeting.

What vote is required to elect a director at the 2018 Annual Shareholders' Meeting?

To be elected in an "uncontested election" of directors, which under our Bylaws is an election in which the number of nominees for director is not greater than the number of directors to be elected, a director nominee must receive affirmative votes representing a majority of the votes cast by the holders of Shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors (a "majority vote"). To be elected in a "contested election" of directors, which our Bylaws define as an election in which the number of nominees for director is greater than the number of directors to be elected, a director nominee must receive a plurality of the votes of the holders of Shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. We expect the election of directors at the 2018 Annual Shareholders' Meeting to be an uncontested election.

What happens if a director nominee fails to receive a majority vote in an uncontested election at the 2018 Annual Shareholders' Meeting?

Any incumbent director who is a director nominee and who does not receive a majority vote must promptly tender his or her offer of resignation as a director for consideration by the Board. Each director standing for re-election at the 2018 Annual Shareholders' Meeting has agreed to resign, effective upon acceptance of such resignation by the Board, if he or she does not receive a majority vote. The Board must accept or reject the resignation within 90 days following certification of the shareholder vote in accordance with the procedures established by the Bylaws.

If a director's resignation offer is not accepted by the Board, that director will continue to serve until our company's next Annual Shareholders' Meeting and his or her successor is duly elected and qualified or until the director's earlier death, resignation, or removal.

Any director nominee who is not an incumbent director and who fails to receive a majority vote in an uncontested election will not be elected as a director, and a vacancy will be left on the Board. The Board, in its sole discretion, may either fill a vacancy resulting from a director nominee not receiving a majority vote pursuant to the Bylaws or decrease the size of the Board to eliminate the vacancy.

What vote is required to pass the other proposals at the 2018 Annual Shareholders' Meeting?

At any meeting at which a quorum has been established, the affirmative vote of the holders of a majority of the Shares present in person or represented by proxy at the meeting and entitled to vote on the proposal at issue is required for:

- the adoption of the non-binding, advisory resolution to approve the compensation of our NEOs;
- the ratification of the appointment of EY as Walmart's independent accountants for fiscal 2019;
- the approval of each of the shareholder proposals; and
- any other matters properly presented at the meeting.

What is the effect of an "abstention" or a "broker non-vote" on the proposals to be voted on at the 2018 Annual Shareholders' Meeting?

Abstentions. A Share proxy or ballot marked "abstain" with respect to any proposal is considered as present and entitled to vote with respect to that proposal, but is not considered a vote cast with respect to that proposal. Therefore, an abstention will not have any effect on the election of directors. Because each of the other proposals requires the affirmative vote of the holders of a majority of the Shares present and entitled to vote on each such proposal, an abstention will have the effect of a vote against each of the other proposals.

Broker Non-Votes. A "broker non-vote" occurs if your Shares are not registered in your name (that is, you hold your Shares in "street name") and you do not provide the record holder of your Shares (usually a bank, broker, or other nominee) with voting instructions on any matter as to which, under the NYSE rules for member organizations (such as brokers), a broker may not vote without instructions from you, but the broker nevertheless provides a proxy for your Shares. Shares as to which a broker non-vote occurs are considered present for purposes of determining whether a quorum exists, but are not considered "votes cast" or Shares "entitled to vote" with respect to a voting matter. Therefore, a broker non-vote will not have any effect on the outcome of the proposals.

Under the NYSE rules for member organizations, matters on which a broker may *not* vote without your instructions are:

- the election of directors;
- the non-binding, advisory vote to approve the compensation of our NEOs; and
- each of the shareholder proposals described in this proxy statement.

Therefore, if your Shares are not registered in your name and you do not provide instructions to the record holder of your Shares regarding these proposals, a broker non-vote as to your Shares will result with respect to these proposals. The ratific tion of the appointment of independent accountants is a routine item under the NYSE rules for member organizations. As a result, brokers who do not receive instructions from you as to how to vote on that matter generally may vote your Shares on that matter in their discretion.

If your Shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your Shares to be voted so you may participate in the shareholder voting on these important matters.

What if I do not specify a choice for a proposal when returning a proxy or a voting instruction form?

We urge all shareholders to express their choices on each voting matter described on the proxy card or the voting instruction form (which you will receive from your broker, bank, or other nominee, if your Shares are held in "street name").

Shares Owned by Record Holders. If you are a record owner of Shares and you sign and return a proxy card, unless you indicate otherwise, the persons named as proxies on the proxy card will vote your Shares: (i) **FOR** the election of each of the nominees for director named in this proxy statement; (ii) **FOR** the non-binding advisory resolution to approve the compensation of our NEOs; (iii) **FOR** the ratific tion of EY as Walmart's independent accountants for fisca 2019; and (iv) **AGAINST** each of the shareholder proposals appearing in this proxy statement. For any other business or matters properly presented at the 2018 Annual Shareholders' Meeting, the persons named as proxies on the proxy card shall vote in their discretion.

Shares Held in "Street Name" by Beneficial wners. If you are a beneficial wner of Shares held in "street name" and you sign and return a voting instruction form to your bank, broker, or other nominee (in accordance with the voting instructions provided by such bank, broker, or other nominee), but do not provide

instructions regarding how you wish your Shares to be voted on each of the voting matters described in this proxy statement, then a "broker non-vote" will result with respect to your Shares regarding:

- the election of each of the nominees for director named in this proxy statement;
- the non-binding, advisory resolution to approve the compensation of our NEOs;
- each of the shareholder proposals appearing in this proxy statement; and
- any other matters properly presented at the meeting.

Banks, brokers, and other nominees who do not receive instructions from you regarding the ratific tion of the appointment of independent accountants may generally vote on that matter in their discretion.

I completed and returned my proxy card, but I have changed my mind about how I want to vote. Can I revoke my proxy and change my vote?

Yes, if you are a record holder, you may revoke a previously submitted proxy and change your vote by:

- delivering a written notice of revocation to Walmart's Corporate Secretary at 702 Southwest 8th Street, Bentonville, AR 72716-0215 before the polls close for voting at the 2018 Annual Shareholders' Meeting;
- signing a proxy bearing a later date than the proxy being revoked and delivering it to Walmart's Corporate Secretary at the address provided in the Notice of 2018 Annual Shareholders' Meeting included in this proxy statement before the polls close for voting at the 2018 Annual Shareholders' Meeting; or
- voting in person at the 2018 Annual Shareholders' Meeting.

If your Shares are held in street name through a broker, bank, or other nominee, you should contact the record holder of your Shares regarding how to revoke your voting instructions.

Proxy Materials

Why did I receive a notice regarding the internet availability of the proxy materials instead of a paper copy of the proxy materials?

Important Notice Regarding the Availability of Proxy Materials for the 2018 Annual Shareholders' Meeting to be held on Wednesday, May 30, 2018. This year, we are again taking advantage of the SEC's rules that allow us to furnish our proxy materials over the internet. As a result, we are mailing to many of our shareholders a notice of availability of the proxy materials on the internet, rather than a full paper set of the proxy materials.

This notice of availability includes instructions on how to access our proxy materials on the internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials by mail or a printable copy electronically. Shareholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other shareholders, including shareholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail.

This distribution process will contribute to our sustainability efforts and will reduce the costs of printing and distributing our proxy materials.

How can I access the proxy materials over the internet? Can I elect to receive proxy materials for future annual meetings electronically? How can I request a paper copy of the proxy materials?

Accessing the Proxy Materials on the Internet. You can access the proxy statement and the Annual Report to Shareholders in the "Investors" section of Walmart's corporate website at *http://stock. walmart.com/annual-reports*. In accordance with the SEC's rules, we do not use software that identifies visi ors accessing our proxy materials on our website.

Electing to Receive Proxy Materials for Future Annual Shareholders' Meetings Electronically. If you wish to join in Walmart's sustainability efforts, you can instruct Walmart to deliver its proxy materials for future annual shareholders' meetings to you electronically by email. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials electronically will remain in effect until you terminate it. You may choose this method of delivery in the "Investors" section of Walmart's corporate website at *http://stock.walmart.com/annual-reports*.

Obtaining a Paper Copy of the Proxy Materials. If you received a notice regarding the internet availability of the proxy materials, then you will find instru tions about how to obtain a paper copy of the proxy materials and the Annual Report to Shareholders in your notice. If you received an email notific tion as to the availability of the proxy materials, then you will find instru tions about how to obtain a paper copy of the proxy materials and the Annual Report to Shareholders as part of that email notific tion. We will mail a paper copy of the proxy materials and the Annual Report to Shareholders to all shareholders to whom we do not send a notice of availability or an email notific tion regarding the internet availability of the proxy materials.

What should I do if I receive more than one notice of, or email notific tion about, the internet availability of the proxy materials or more than one paper copy of the proxy materials?

Some shareholders may receive more than one notice of internet availability, more than one email notific tion, or more than one paper copy of the proxy materials, including multiple proxy cards.

For example, if you hold your Shares in more than one brokerage account, then you may receive a separate notice of availability, a separate email notific tion, or a separate voting instruction form for each brokerage account in which you hold Shares. If you are a shareholder of record and your Shares are registered in more than one name, then you may receive a separate notice of availability, a separate email notific tion, or a separate set of paper proxy materials and proxy card for each name in which you hold Shares. To vote all of your Shares, you must complete, sign, date, and return each proxy card you receive or submit a proxy to vote the Shares to which each proxy card relates by telephone, internet, or mobile device as described above, or vote in person as described above.

If you have Shares held in one or more "street names," then you must complete, sign, date, and return to each bank, broker, or other nominee through which you hold Shares each voting instruction form received from that bank, broker, or other nominee (or obtain a proxy from each such nominee holder if you wish to vote in person at the 2018 Annual Shareholders' Meeting).

What is householding, and how can I enroll or opt-out?

If you are a beneficial wner of Shares, your bank, broker, or other nominee may deliver a single set of proxy materials to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses.

Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting their bank, broker, or other nominee. Alternatively, if you wish to receive a separate set of proxy materials for the 2018 Annual Shareholders' Meeting or future shareholders' meetings, we will deliver them promptly upon request made by contacting the Global Investor Relations team by any of the means described on page 29 above.

When will the company announce the voting results?

We will report the preliminary voting results in a press release on the afternoon of May 30, 2018, which will be available on our corporate website, and we will provide a summary again at the Associate/Shareholder Celebration on June 1, 2018. We will report the offici voting results in a filing with the SEC on or be ore June 5, 2018.

Shareholder Submissions for the 2019 Annual Shareholders' Meeting

If you wish to submit a proposal for possible inclusion in our proxy statement relating to our 2019 Annual Shareholders' Meeting, send the proposal, by registered, certifie , or express mail to:

Gordon Y. Allison,
Vice President and General Counsel, Corporate Division
Walmart Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Shareholder proposals intended for inclusion in our proxy statement for the 2019 Annual Shareholders' Meeting must be received by the company no later than the close of business on December 21, 2018. Any shareholder proposal received by the company after that date will not be included in the company's proxy statement relating to the 2019 Annual Shareholders' Meeting. All proposals submitted for inclusion in the company's proxy statement relating to the 2019 Annual Shareholders' Meeting must comply with all of the requirements of SEC Rule 14a-8.

Shareholders who wish to bring business before Walmart's 2019 Annual Shareholders' Meeting, other than through a shareholder proposal under SEC rules, or nominate a person for election as a director (other than through the company's proxy access provision), must notify the Corporate Secretary of our company in writing and provide the information required by the provision of our Bylaws dealing with business at annual and special meetings. Under our Bylaws, the notice must be delivered to or mailed and received at Walmart's principal executive offices not less than 90 nor more than 120 days prior to the one-year anniversary of the 2018 Annual Shareholders' Meeting. If the 2018 Annual Shareholders' Meeting is held on May 30, 2018, then such notice must be received no later than March 1, 2019, and no earlier than January 30, 2019. If the date of the 2019 Annual Shareholders' Meeting is more than 30 days before, or more than 60 days after the anniversary date, then notice must be received at Walmart's principal executive offices not more than 120 days prior to the date of the 2019 Annual Shareholders'

Meeting nor less than the later of 90 days prior to the date of the 2019 Annual Shareholders' Meeting or the tenth day following the day on which a public announcement of the 2019 Annual Shareholders' Meeting is made.

If a shareholder or group of shareholders wishes to nominate one or more director nominees to be included in the company's proxy statement relating to the 2019 Annual Shareholders' Meeting through the company's proxy access provision, the shareholder(s) must notify the Corporate Secretary of our company in writing and provide the information required by the provision of our Bylaws dealing with proxy access for director nominees. Under our Bylaws, the notice must be delivered to or mailed and received at Walmart's principal executive offices not less than 120 nor more than 150 days prior to the one-year anniversary that the definiti e proxy statement was first eleased to shareholders in connection with the immediately preceding annual meeting. If the proxy statement for the 2018 Annual Shareholders' Meeting is first eleased to shareholders on April 20, 2018, then such notice must be received no later than December 21, 2018, and no earlier than November 21, 2018. If the date of the 2019 Annual Shareholders' Meeting is more than 30 days before, or more than 60 days after the anniversary date, then notice must be received at Walmart's principal executive offices not more than 150 days prior to the date of the 2019 Annual Shareholders' Meeting nor less than the later of 120 days prior to the date of the 2019 Annual Shareholders' Meeting or the tenth day following the day on which a public announcement of the 2019 Annual Shareholders' Meeting is made.

The notice requirements are contained in our Bylaws, a copy of which can be found on our corporate website at *http://stock.walmart.com/investors/corporate-governance/ governance-documents*. The Board periodically reviews the Bylaws and approves amendments as it deems appropriate. Any amendments to the Bylaws will be reported in a filing with the SEC as required by Form 8-K, and the amended Bylaws will be filed as a exhibit to an SEC filing and pos ed on our corporate website at the web address above.

Other Matters

There are no other matters the Board intends to present for action at the 2018 Annual Shareholders' Meeting. However, the company has been notified th t a shareholder intends to present a proposal at the 2018 Annual Shareholders' Meeting concerning our share repurchase program and the distribution of Shares to U.S. associates. If this proposal is properly presented at the 2018 Annual Shareholders' Meeting, the persons named as proxies in the accompanying form of proxy have informed the company that they intend to exercise their discretionary authority to vote against the proposal.

If any other matter is properly presented at the 2018 Annual Shareholders' Meeting, the persons named in the form of proxy will vote on such matters in accordance in their discretion. The proxies also have discretionary authority to vote to adjourn the 2018 Annual Shareholders' Meeting, including for the purpose of soliciting votes in accordance with our Board's recommendations.

Table of **Abbreviations**

The following abbreviations are used for certain terms that appear in this proxy statement:

401(k) Plan	the Walmart 401(k) Plan
Annual Report to Shareholders	Walmart's Annual Report to Shareholders for fiscal 2018
Associate or associate	an employee of Walmart or one of its consolidated subsidiaries
Associate Stock Purchase Plan	the Walmart Inc. 2016 Associate Stock Purchase Plan, as amended effective February 1, 2018
Audit Committee	the Audit Committee of the Board
Board	the Board of Directors of Walmart
Board committees	the Audit Committee, the CMDC, the Executive Committee, the Global Compensation Committee, the NGC, the SPFC, and the TeCC
Broadridge	Broadridge Financial Solutions, Inc., representatives of which will serve as the inspectors of election at the 2018 Annual Shareholders' Meeting
Bylaws	the amended and restated Bylaws of Walmart, effective as of February 1, 2018
CD&A	the Compensation Discussion and Analysis included in this proxy statement
CEO	the Chief Executive Officer of a company
CFO	the Chief Financial Officer of a company
CMDC	the Compensation and Management Development Committee of the Board
Deferred Compensation Matching Plan or DCMP	the Walmart Inc. Deferred Compensation Matching Plan, as amended effective as of February 1, 2018, and which replaced the Officer Deferred Compensation Plan
Director Compensation Deferral Plan	the Walmart Inc. Director Compensation Deferral Plan, as amended effective as of February 1, 2018
EPS	Diluted earnings per share from continuing operations attributable to Walmart
Exchange Act	the Securities Exchange Act of 1934, as amended
Executive Committee	the Executive Committee of the Board
Executive Officers	those senior officers of our company determined by the Board to be executive officers (as defined y Rule 3b-7 under the Exchange Act) as to whom Walmart has certain disclosure obligations and who must report certain transactions in equity securities of our company under Section 16
EY	Ernst & Young LLP, an independent registered public accounting fi m
Fiscal or fiscal [year]	Walmart's fiscal ear ending January 31st
GAAP	generally accepted accounting principles in effect in the United States
Global Compensation Committee or GCC	the Global Compensation Committee of the Board

Independent Directors	this applies to Walmart directors whom the Board has affirmatively determined have no material relationships with our company pursuant to NYSE Listed Company Rules. This also applies to Audit Committee members who meet the requirements of Section 10A of the Exchange Act and Rule 10A-3 under the Exchange Act. Additionally, CMDC members who meet the requirements of Section 10C of the Exchange Act, Rule 10C-1 under the Exchange Act and the heightened independence requirements under the NYSE Listed Company Rules for compensation committee members are considered independent.
Internal Revenue Code	the Internal Revenue Code of 1986, as amended
Jet.com	Jet.com, Inc., which was acquired by the company on September 19, 2016
Management Incentive Plan or MIP	the Walmart Inc. Management Incentive Plan, as amended effective February 1, 2018
Named Executive Officer or NEO	Walmart's President and CEO, CFO, and the next three most highly compensated Executive Officers other than our CEO and CFO
NGC	the Nominating and Governance Committee of the Board
NYSE	the New York Stock Exchange
NYSE Listed Company Rules	the NYSE's rules for companies with securities listed for trading on the NYSE, including the continual listing requirements and rules and policies on matters such as corporate governance, shareholder communication, and shareholder approval
Officer Deferred Compensation Plan or ODCP	the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan, amended and restated effective January 1, 2009, and which was replaced by the Deferred Compensation Matching Plan, effective on February 1, 2012
Outside Directors or Non-Management Directors	the members of the Board who are not employed by Walmart or a consolidated subsidiary of Walmart
Return on Investment or ROI	our return on investment, calculated as described in Annex A to this proxy statement
SEC	the United States Securities and Exchange Commission
Section 16	Section 16 of the Exchange Act
SERP	the Wal-Mart Stores, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009, which was replaced by the Deferred Compensation Matching Plan, effective February 1, 2012
Share or Shares	a share or shares of Walmart common stock, $0.10 par value per share
SOX	the Sarbanes-Oxley Act of 2002
SPFC	the Strategic Planning and Finance Committee of the Board
Stock Incentive Plan	the Walmart Inc. Stock Incentive Plan of 2015, as amended effective as of February 1, 2018
TeCC	the Technology and eCommerce Committee of the Board
TSR	total shareholder return
Walmart, our company, the company, we, our, or us	Walmart Inc., a Delaware corporation (formerly Wal-Mart Stores, Inc.) and, where the context requires, its consolidated subsidiaries

Annex A

Non-GAAP Financial Measures

Certain financial measu es discussed in the Compensation Discussion and Analysis—Executive Summary section of this proxy statement are considered non-GAAP financial measu es under the SEC's rules because they are calculated by excluding or including amounts that are included or excluded in the calculation of comparable measures calculated and presented in accordance with GAAP.

Below, we identify:

- those non-GAAP financial measu es (the "Non-GAAP Measures") and tell you briefly h w we calculate them;
- the financial measure calculated and presented in accordance with GAAP or using only measures calculated and presented in accordance with GAAP that we believe is most directly comparable to each Non-GAAP Measure (each, a "Comparable GAAP Measure");
- the reasons why we think the Non-GAAP Measures provide our shareholders with useful information about our financial ondition and results of operations; and
- a reconciliation of each Non-GAAP Measure with its Comparable GAAP Measure.

When we refer below to a financial measu e as being a "reported" financial measu e, we are referring to a GAAP financial measu e calculated in accordance with GAAP that was presented in our consolidated statement of income for fiscal 2018

Adjusted EPS

Our diluted earnings per share from continuing operations attributable to Walmart (which we refer to as our "EPS") are calculated and presented in accordance with GAAP and are based on our net income from continuing operations attributable to Walmart.

Non-GAAP Measure: The company's adjusted EPS (which we refer to as "adjusted EPS") for fiscal 2018 as calculated by adjusting the EPS for fiscal 2018 y the amount of the per share net impact on our EPS for fiscal 2018 o : (1) loss on the early extinguishment of certain debt ("Loss on Extinguishment of Debt"); (2) restructuring charges, including $0.20 for restructurings in the U.S., primarily relating to Sam's Club store closures and Home Office severance, and $0.08 for Walmart International, primarily due to the winding down of the first pa ty Brazil eCommerce operations ("Restructuring Charges"); (3) asset impairments and write-offs taken, including $0.08 of impairment charges due to decisions to discontinue certain real estate projects at Walmart U.S. and our Sam's Club and technology assets within our corporate division, and $0.04 for the write-off of ertain assets at Walmart International ("Asset Impairments and Write-offs"); (4) the FCPA accrual based on discussions with government agencies regarding the possible resolution of our FCPA matter ("FCPA Accrual"); (5) the accrual we made for lump-sum bonuses to our U.S. associates (the "Associate Lump-Sum Bonus"); (6) the benefit e recognized relating to U.S. tax reform (the "U.S. Tax Reform Benefi "); (7) the gain on the sale of our Suburbia business in Mexico (the "Gain on the Sale of Suburbia"); and (8) the benefit for a legal settlement recovery ("Legal Settlement Recovery").

Comparable GAAP Measure: The company's EPS for fiscal 2018

Why the Non-GAAP Measure is Useful Information: Management believes that the Adjusted EPS for fiscal 2018 is a meanin ful metric to share with shareholders because that metric, which adjusts our EPS for fiscal 2018 or the items described above, is the metric that affords investors a view of what management considers the company's core earnings performance for fiscal 2018 and th t also affords investors the ability to make a more informed assessment of such core earnings performance and to compare core earnings performance for fiscal 2018 with our earnings performance for prior comparable periods.

Reconciliation: Reconciliation of the company's EPS for fiscal 2018 o the company's adjusted EPS for fiscal 2018

Adjusted EPS - Fiscal 2018

			Fiscal Year Ended January 31, 2018
EPS for Fiscal 2018			$3.28

Adjustments:	Pre-Tax Impact	Tax Impact[1]	NCI Impact[2]	Net Impact
Loss on Extinguishment of Debt	$ 1.05	$ (0.38)	–	$ 0.67
Restructuring Charges	0.40	(0.12)	–	0.28
Asset Impairments and Write-offs	0.23	(0.07)	–	0.16
FCPA Accrual	0.09	–	–	0.09
Associate Lump-Sum Bonus	0.15	(0.06)	–	0.09
U.S. Tax Reform Benefi	–	(0.07)	–	(0.07)
Gain On The Sale Of Suburbia	(0.13)	0.04	0.04	(0.05)
Legal Settlement Recovery	(0.05)	0.02	–	(0.03)
Net Adjustments				$ 1.14
Adjusted EPS for Fiscal 2018				$ 4.42

[1] Calculated based on nature of item and statutory rate in effect for relevant jurisdiction.
[2] Calculated based on the ownership percentages of the noncontrolling interest at Walmex.

Sam's Club Comparable Club Sales Excluding Fuel Sales

The comparable club sales of our Sam's Club segment includes sales from clubs open for the previous 12 months, including remodels, relocations, expansions and conversions, as well as eCommerce sales for Sam's Club. The comparable club sales of Sam's Club are calculated and presented both by using comparable club net sales calculated including fuel and by using the comparable club net sales calculated by excluding fuel sales from the segment's net sales.

Non-GAAP Measures: The comparable club sales of our Sam's Club segment calculated and presented by excluding fuel from the net sales of the comparable clubs of the Sam's Club segment for the 52-week period ended January 26, 2018, compared to the 52-week period ended January 27, 2017.

Comparable GAAP Measures: The comparable club sales of our Sam's Club segment calculated and presented using the net sales of the comparable clubs including fuel.

Why the Non-GAAP Measure Is Useful Information: Management believes that the Sam's Club comparable club sales excluding fuel provides useful information to investors regarding the company's financial ondition and results of operations because that information permits investors to understand the impact of fuel, which are affected by the volatility of fuel prices.

Reconciliation: Reconciliation of Sam's Club comparable club sales for the 52 weeks ended January 26, 2018 calculated including fuel to Sam's Club comparable club sales calculated excluding fuel.

	For the 52 Weeks Ended January 26, 2018
Sam's Club Comparable Club Sales (including fuel sales)	3.0 %
Impact of Fuel Sales	(1.0)%
Sam's Club Comparable Club Sales (excluding fuel sales)	2.0 %

Other Non-GAAP Financial Measures

The company used the following performance metrics to determine whether it will make payments under the awards outstanding under its annual cash incentive plan and the amount of any such payments and whether payouts will be made under the outstanding long-term performance share units and performance equity held by our NEOs and the amount of any such payouts to our NEOs. The following performance metrics, in each case as calculated for incentive plan purposes, are considered non-GAAP financial measu es:

o our constant currency total company operating income;

o the operating income of Walmart U.S.;

o the operating income of Sam's Club;

o our constant currency total company sales (excluding fuel);

o the sales, excluding fuel, of Walmart U.S.;

o the sales, excluding fuel, of Sam's Club; and

o our ROI.

Each of these non-GAAP financial measu es is adjusted as described under the caption *"Executive Compensation—Compensation Discussion and Analysis—Fiscal 2018 Performance Goals and Performance"* in the proxy statement. As permitted by the SEC's rules and guidance, we do not disclose:

o the financial measu es calculated and presented in accordance with GAAP that are most directly comparable to such non-GAAP financial measures; or

o why we believe those non-GAAP financial measu es are important information for our shareholders to have,

or provide a reconciliation of each of those non-GAAP financial measu es to the most directly comparable financial measu e calculated and presented in accordance with GAAP. However, we believe it is important for our shareholders to understand how we calculated the non-GAAP measures described above.

We calculated constant currency total company operating income for incentive plan purposes by translating the operating income for fiscal 2018 of the countries in which the activity was in a Foreign Currency into U.S. dollars by using the currency exchange rates we had used to translate our fiscal 2017 ope ating income in those countries into U.S. dollars for financial eporting purposes rather than by using the current period's currency exchange rates to make that translation.

We calculated the constant currency total company sales (excluding fuel) for incentive plan purposes by adding Walmart US net sales (excluding fuel sales) and Sam's Club net sales (excluding fuel sales) to the constant currency net sales (excluding fuel) of our Walmart International segment, in each case, for fiscal 2018.

We calculated the constant currency Walmart International net sales (excluding fuel) by excluding all of Walmart International's fuel sales from its reported net sales and translating the remaining balance of those net sales of those countries in which the activity was in a Foreign Currency into U.S. dollars by using the currency exchange rates we had used to translate our fiscal 2017 net sales in those ountries into U.S. dollars for financial eporting purposes rather than by using the current period's currency exchange rates to make that translation.

The other adjustments discussed under the caption *"Executive Compensation—Compensation Discussion and Analysis— Fiscal 2018 Performance Goals and Performance"* were made as a part of the calculation of each non-GAAP financial measu e described under "Annex A—Other Non-GAAP Financial Measures."

We calculated our ROI for fis al 2018 as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for fiscal 2018 divided y average invested capital for fiscal 2018. We considered average invested capital for fiscal 2018 to be the average of our beginning and ending total assets for fiscal 2018, plus verage accumulated depreciation and average accumulated amortization, less average accounts payable and average accrued liabilities for fiscal 2018, plus a ent factor equal to rent expense for fiscal 2018 multiplied y a factor of eight In computing the adjusted operating income component of ROI, we also made the same adjustments we made to calculate the constant currency total company operating income for purposes of our annual cash incentive calculations as described under the caption *"Executive Compensation—Compensation Discussion and Analysis— Fiscal 2018 Performance Goals and Performance"* and also made certain minor adjustments to our average invested capital as described under that caption. Although return on investment is a standard financial measu e, our calculation of ROI may differ from other companies' calculations of their return on investment.

Directions for 2018 Annual Shareholders' Meeting and Associate/Shareholder Celebration

Annual Shareholders' Meeting

Place:
John Q. Hammons Convention Center
3303 S. Pinnacle Hills Parkway,
Rogers, AR 72758

Date and Time:
May 30, 2018 at 10:00 a.m. Central Time



1. John Q. Hammons Convention Center
2. Parking

Parking may be limited at both locations on the respective dates. Photographs taken at the 2018 Annual Shareholders' Meeting and the Associate/Shareholder Celebration may be used by Walmart. By attending, you waive any claim or rights to these photographs and their use. The use of cameras, camcorders, videotaping equipment, and other recording devices will not be permitted in the 2018 Annual Shareholders' Meeting or in the Associate/Shareholder Celebration. Attendees may not bring large packages or other materials that could pose a safety or disruption hazard (e.g., fireworks, banners, signs, noisemakers, horns, confetti, etc.).

Associate/Shareholder Celebration

Place:
Bud Walton Arena University of Arkansas Campus
1240 Leroy Pond Drive
Fayetteville, Arkansas, AR 72701

Date and Time:
Friday, June 1, 2018, 8:00a.m., Central time



1. Bud Walton Arena
2. Disabled Parking* (Lot No. 60)
3. NW Arkansas Regional Airport (XNA)
4. Parking Lots No. 56, 72 & 73
5. Razorback Stadium
6. Track
7. Indoor Tennis Center (overflow seating)

* Due to anticipated significant construction on campus, this lot may be changed. Attendees requiring access to disabled parking are encouraged to confirm the disabled parking lot location by contacting Global Investor Relations (see page 29) before traveling to Bud Walton Arena.

In order to be admitted to either event, you must present photo ID and proof of share ownership. Please see page 95-96 of this proxy statement for more information regarding admission requirements.

As Walmart continues its exciting transformation, we're changing the way we work, the way we do business and it made sense to change how we approach our Annual Shareholders Meeting and Celebration. After careful consideration, we came to the conclusion that our shareholders and associates would be better served by separating these events and focusing each meeting on their primary agendas.

2018 Annual Shareholders' Meeting

Wednesday May 30, 2018
10:00 a.m. Central Time

John Q. Hammons Center
3303 S. Pinnacle Hills Parkway
Rogers, AR 72758

This year's formal Annual Shareholders' Meeting will be held in a new location to conduct the formal business of our annual shareholders' meeting.

We will follow a traditional annual meeting agenda, conduct voting on proxy proposals and consider any procedural, regulatory or other matters that are properly presented at the meeting. There will not be any entertainment or other activities at the formal Annual Shareholders' Meeting.

Please see pages 95-96 of this proxy statement for more information regarding admission requirements and voting procedures.



2018 Celebration

Friday June 1, 2018
8:00 a.m. Central Time

Bud Walton Arena
University of Arkansas Campus
Fayetteville, Arkansas 72701

This is our traditional event to recognize and celebrate Walmart's associates from around the world as well as shareholders.

This event is your chance to connect with other Walmart shareholders and associates from around the globe and around the corner. To enjoy new inspirational stories, hear from Walmart's leaders about our progress, and enjoy the exciting entertainment that has become a hallmark of this event.

There will be no formal business items presented for a vote at the June 1 event. The event will include a brief recap of the voting results from the May 30 formal business meeting.

Please see pages 95-96 of this proxy statement for more information regarding admission requirements for this exciting event.